Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

QXO, INC.,

TITANIUM MERGERCO, INC.,

TITANIUM MERGERCO 2, LLC

and

TOPBUILD CORP.

Dated as of April 18, 2026

i

4.16	Forward Merger Sub Vote	80
4.17	Financing Provisions	80
4.18	Transaction Litigation	91
4.19	Section 16 Matters	92
4.20	Consultation; Control of Operations	92
4.21	Further Assurances	92
4.22	Notices of Certain Events	93
4.23	Tax Matters.	93
4.24	Election to Parent’s Board of Directors	94

ARTICLE V Conditions		94

5.1	Conditions to Each Party’s Obligation to Effect the Mergers	94
5.2	Additional Conditions to the Obligations of Parent, Titanium Merger Sub and Forward Merger Sub	95
5.3	Additional Conditions to the Obligations of the Company	96

ARTICLE VI Termination		97

6.1	Termination by Mutual Consent	97
6.2	Termination by Either Parent or the Company	97
6.3	Termination by the Company	97
6.4	Termination by Parent	98
6.5	Effect of Termination and Abandonment	98

ARTICLE VII Miscellaneous		101

7.1	Survival	101
7.2	Modification or Amendment	101
7.3	Waiver of Conditions	102
7.4	Counterparts	102
7.5	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	102
7.6	Specific Performance	103
7.7	Notices	104
7.8	Entire Agreement	105
7.9	No Third-Party Beneficiaries	106
7.10	Obligations of Parent and of the Company	106
7.11	Transfer Taxes	106
7.12	Definitions	106
7.13	Severability	106
7.14	Interpretation; Construction	107
7.15	Assignment	107
7.16	Waiver of Claims Against Financing Sources	108

ii

Annex A: Form of Support Agreement	A-1
Annex B: Form of Certificate of Incorporation of Titanium Merger Sub	B-1
Annex C: Defined Terms	C-1

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 18, 2026, by and among QXO, Inc., a Delaware corporation (“Parent”), Titanium MergerCo, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Titanium Merger Sub”), Titanium MergerCo 2, LLC, a Delaware limited liability company and wholly owned Subsidiary of Parent (“Forward Merger Sub”) and TopBuild Corp., a Delaware corporation (the “Company”). Each of Parent, Titanium Merger Sub, Forward Merger Sub and the Company is referred to herein individually as a “party” and collectively as the “parties.”

RECITALS

WHEREAS, it is proposed that, upon the terms and subject to the conditions set forth in this Agreement, (i) Titanium Merger Sub will be merged with and into the Company, with the Company surviving such merger as a wholly owned Subsidiary of Parent in accordance with the General Corporation Law of the State of Delaware (the “DGCL” and such merger, the “Titanium Merger”) and (ii) immediately following the Titanium Merger, the Company will be merged with and into Forward Merger Sub, with Forward Merger Sub surviving such merger as a wholly owned Subsidiary of Parent in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA” and such merger, the “Forward Merger”, and the Forward Merger together with the Titanium Merger, the “Mergers”);

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (i) determined that this Agreement, the issuance of the shares of common stock of Parent, par value $0.00001 per share (the “Parent Shares”), pursuant to this Agreement (the “Parent Share Issuance”) and the other transactions contemplated hereby (together with the Parent Share Issuance and the Mergers, the “Transactions”) are fair to and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions (including the Parent Share Issuance and the Mergers), (iii) directed that the Parent Share Issuance be submitted to a vote at a meeting of the holders of Parent Shares and (iv) resolved (subject to Section 4.4) to recommend the approval of the Parent Share Issuance by the holders of Parent Shares;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Transactions (including the Mergers) are fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable this Agreement and the Transactions (including the Mergers), (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the holders of shares of common stock, par value $0.01 per share, of the Company (the “Company Shares”) and (iv) resolved (subject to Section 4.3) to recommend the adoption of this Agreement by the holders of Company Shares;

WHEREAS, the board of directors of Titanium Merger Sub has unanimously (i) determined that this Agreement and the Transactions (including the Titanium Merger) are fair to and in the best interests of Titanium Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Transactions (including the Titanium Merger) and (iii) submitted this Agreement to the sole stockholder of Titanium Merger Sub for adoption thereby and recommended that the sole stockholder approve and adopt this Agreement and the Transactions;

WHEREAS, the sole member of Forward Merger Sub has (i) determined that this Agreement and the Transactions (including the Forward Merger) are fair to and in the best interests of Forward Merger Sub and its sole member and (ii) approved and declared advisable this Agreement and the Transactions (including the Forward Merger);

WHEREAS, in order to induce the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Company is entering into a support agreement, substantially in the form attached hereto as Annex A, with certain stockholders of Parent;

WHEREAS, for U.S. federal income Tax purposes (and, where applicable, state and local income Tax purposes), the parties intend that (i) the Titanium Merger and the Forward Merger, taken together, constitute an integrated plan described in Rev. Rul 2001-46, 2001-2 C.B. 321 (the “Integrated Transaction”), (ii) the Integrated Transaction shall constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the final, temporary and proposed regulations promulgated under the Code by the U.S. Department of the Treasury (the “Treasury Regulations”) and (iii) this Agreement shall constitute and be adopted as a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder (the foregoing prongs (i)-(iii), the “Intended Tax Treatment”); and

WHEREAS, the Company, Parent, Titanium Merger Sub and Forward Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, intending to be legally bound, the parties agree as follows:

ARTICLE I

The Mergers

1.1The Titanium Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Titanium Merger Effective Time, Titanium Merger Sub shall be merged with and into the Company in accordance with the requirements of the DGCL and the separate corporate existence of Titanium Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Titanium Merger (sometimes hereinafter referred to as the “Titanium Surviving Corporation”), and the separate corporate existence of the Company under the Laws of the State of Delaware, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Titanium Merger.

1.2The Forward Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Forward Merger Effective Time and in accordance with the DGCL and the

DLLCA, the Titanium Surviving Corporation shall be merged with and into Forward Merger Sub and the separate corporate existence of the Titanium Surviving Corporation shall thereupon cease. Forward Merger Sub shall be the surviving company in the Forward Merger (sometimes hereinafter referred to as the “Forward Surviving Company”), and the separate existence of Forward Merger Sub under the Laws of the State of Delaware, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Forward Merger.

1.3Consummation of the Mergers. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Mergers (the “Closing”) shall take place (i) remotely by exchange of documents and signatures (or their electronic counterparts) on the second (2nd) business day following the day on which the last to be fulfilled or, to the extent permitted by applicable Law, waived of the conditions set forth in Article V (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) shall be fulfilled or, to the extent permitted by applicable Law, waived in accordance with this Agreement or (ii) at such other place and time as the Company and Parent may agree in writing (the “Closing Date”). For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to remain closed in the City of New York, New York, Greenwich, Connecticut or Daytona Beach, Florida.

1.4Effective Time. As soon as practicable following the Closing, the parties shall cause (i) a certificate of merger with respect to the Titanium Merger to be executed and filed with the Secretary of State of the State of Delaware as provided in the DGCL (the “Titanium Merger Certificate of Merger”) and (ii) following the filing of the Titanium Merger Certificate of Merger, a certificate of merger with respect to the Forward Merger to be executed and filed with the Secretary of State of the State of Delaware as provided in the DGCL and DLLCA (the “Forward Merger Certificate of Merger”), and the parties shall make all other filings or recordings required by the DGCL and DLLCA in connection with the Mergers. Each Merger shall become effective at such time as the applicable certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as Parent and the Company shall agree and specify in the certificate of merger (such time, for the Titanium Merger, “Titanium Merger Effective Time”, and such time, for the Forward Merger, the “Forward Merger Effective Time”). The Titanium Merger Effective Time shall, in all events, precede the Forward Merger Effective Time.

1.5Effects of the Mergers. The Titanium Merger shall have the effects provided for in this Agreement, the Titanium Merger Certificate of Merger and the applicable provisions of the DGCL. The Forward Merger shall have the effects provided for in this Agreement, the Forward Merger Certificate of Merger and the applicable provisions of the DGCL and the DLLCA.

1.6Charter and Bylaws of the Titanium Surviving Corporation. Subject to Section 4.13, at the Titanium Merger Effective Time, the Amended and Restated Certificate of Incorporation of the Company (the “Charter”) in effect immediately prior to the Titanium Merger Effective Time shall be amended and restated in its entirety to read as set forth in Annex B, until thereafter amended as provided therein or by applicable Laws. At the Titanium Merger Effective Time, the bylaws of the Company in effect immediately prior to the Titanium Merger Effective Time shall be amended and restated in their entirety to read as the bylaws of Titanium Merger Sub (the “Bylaws”) in effect immediately prior to the Titanium Merger Effective Time, except that all references therein to Titanium Merger Sub shall be automatically amended and shall become references to the Titanium Surviving Corporation, until thereafter amended as provided therein or by applicable Laws.

1.7Organizational Documents of the Forward Surviving Company. Subject to Section 4.13, at the Forward Merger Effective Time, the certificate of formation and the limited liability company agreement of Forward Merger Sub in effect immediately prior to the Forward Merger Effective Time, except for such changes as may be necessary to reflect any change of name of the Forward Surviving Company, shall be the certificate of formation and the limited liability company agreement of the Forward Surviving Company immediately following the Forward Merger Effective Time, until thereafter amended as provided therein or by applicable Laws.

1.8Officers and Directors of the Titanium Surviving Corporation and Forward Surviving Company.

(a)The parties shall take all requisite actions so that the officers of Titanium Merger Sub at the Titanium Merger Effective Time shall, from and after the Titanium Merger Effective Time, be the officers of the Titanium Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws. Subject to applicable Law, the parties shall take all requisite actions so that, from and after the Titanium Merger Effective Time, the directors of Titanium Merger Sub shall be the directors of the Titanium Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

(b)The parties shall take all requisite actions so that the officers of Forward Merger Sub at the Forward Merger Effective Time shall, from and after the Forward Merger Effective Time, be the officers of the Forward Surviving Company until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the limited liability company agreement of the Forward Surviving Company.

ARTICLE II

Effect of the Mergers on Capital Stock

2.1Effect on Capital Stock.

(a)Effect of the Titanium Merger. At the Titanium Merger Effective Time, as a result of the Titanium Merger and without any action on the part of Parent, Titanium Merger Sub or the Company or the holders of any capital stock of the Company:

(i)Merger Consideration. Subject to the allocation and election procedures set forth in Section 2.1(b), each Company Share issued and outstanding immediately prior to the Titanium Merger Effective Time, including, for the avoidance of doubt, Company Shares received from the settlement of RSU Awards, PSU Awards, Company Restricted Stock Awards or the exercise of Company Options in each case prior to the Titanium Merger Effective Time (other than (A) Company Shares owned by Parent, Titanium Merger Sub, Forward Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and not, in each case, held on behalf of third parties, and (B) Company Shares held in treasury of the Company or held by any direct or indirect wholly owned Subsidiary of the Company (each of the Company Shares in clauses (A) and (B), a “Cancelled Share” and collectively, “Cancelled Shares”) and (C) Dissenting Shares) shall be automatically converted into the right to receive, and become exchangeable for either (x) 20.200 validly issued, fully paid and non-assessable Parent Shares, subject to Section 2.5 with respect to any Merger Fractional Share Payout (the “Stock Consideration”), or (y) an amount in cash equal to $505.00 (the “Cash Consideration”). The applicable Stock Consideration or Cash Consideration, in each case, without interest, is the “Per Share Merger Consideration”. At the Titanium Merger Effective Time, all of the Company Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate formerly representing Company Shares (a “Certificate”) or non-certificated Company Shares held in book-entry position formerly representing Company Shares (the “Book-Entry Company Shares”), as the case may be, formerly representing any of the Company Shares (other than Cancelled Shares and Dissenting Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(ii)Cancellation and Conversion of Cancelled Shares. Each Cancelled Share shall, by virtue of the Titanium Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist; provided, that any Cancelled Shares owned by any direct or indirect wholly owned Subsidiary of the Company shall be unaffected by the Titanium Merger and remain outstanding as common stock of Titanium Surviving Corporation.

(iii)Titanium Merger Sub. At the Titanium Merger Effective Time, each share of common stock, par value $0.01 per share, of Titanium Merger Sub issued and outstanding immediately prior to the Titanium Merger Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Titanium Surviving Corporation.

(b)Allocation of Per Share Merger Consideration; Election Procedures; Exchange of Company Shares.

(i)Allocation. Notwithstanding anything in this Agreement to the contrary, the maximum number of Company Shares to be converted into the right to receive Cash Consideration in the Titanium Merger shall be equal to forty-five percent (45%) of the aggregate number of Company Shares issued and outstanding (other than Cancelled Shares) as of immediately prior to the Titanium Merger Effective Time (the “Maximum Cash Election Number”) and the maximum number of Company Shares to be converted into the right to receive Stock Consideration in the Titanium Merger shall be equal to fifty-five percent (55%) of the aggregate number of Company Shares issued and outstanding (other than Cancelled Shares) as of immediately prior to the Titanium Merger Effective Time (as may be increased (but not decreased) by Parent in its sole discretion, if and only if holders of Company Shares have elected to receive more than fifty-five percent (55%) of the merger consideration in Parent Shares, upon written notice to the Company at any time prior to the Closing, the “Maximum Stock Election Number”).

(ii)Election Procedures.

(A)Exchange Agent. Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”) pursuant to an agreement in form and substance reasonably acceptable to Parent and the Company, for the benefit of the holders of Company Shares, (A) at the Titanium Merger Effective Time, certificates, or at Parent’s option, evidence of non-certificated Parent Shares in book-entry form (“Book-Entry Parent Shares”), constituting at least the amounts necessary for the aggregate Stock Consideration, (B) at the Titanium Merger Effective Time, cash in immediately available funds constituting at least the amounts necessary for the aggregate Cash Consideration and (C) as necessary from time to time after the Titanium Merger Effective Time, if applicable, any cash and dividends or other distributions with respect to the Parent Shares to be issued or to be paid pursuant to Section 2.1 in exchange for Company Shares outstanding immediately prior to the Titanium Merger Effective Time, deliverable upon due surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(d)) or Book-Entry Company Shares pursuant to the provisions of this Article II (such cash, certificates for Parent Shares and evidence of Book-Entry Parent Shares, together with the amount of any dividends or other distributions payable pursuant to this Article II with respect thereto, the “Exchange Fund”). The Exchange Agent shall invest the cash available in the Exchange Fund as directed by Parent; provided that such investments shall be in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate cash portion of the Exchange Fund as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1(a)(i) shall be promptly returned to Parent. The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Book-Entry Company Shares and shall obtain no rights or interests in the shares represented thereby.

(B)Types of Election. Subject to allocation and proration in accordance with the provisions of this Section 2.1(b), each record holder of Company Shares (other than (1) any Company Shares represented by the Company Equity Rights (except for the Company Restricted Stock Awards) that are outstanding immediately prior to the Titanium Merger Effective Time, all of which shall be treated solely as provided in Section 2.3, (2) Cancelled Shares and (3) Dissenting Shares) issued and outstanding immediately prior to the Election Deadline shall be entitled to elect to receive in respect of each such Company Share held by such record holder Cash Consideration (a “Cash Election”) or Stock Consideration (a “Stock Election”). Company Shares in respect of which no Cash Election or Stock Election has been affirmatively made and not revoked shall be deemed to be Company Shares in respect of which Stock Elections have been made (such Company Shares, the “No Election Shares”). For purposes of this Agreement, (x) “Cash Election Shares” shall mean the Company Shares in respect of which Cash Elections have been made, or deemed by Parent in its reasonable discretion to have been made, pursuant to this Section 2.1 and (y) “Stock Election Shares” shall mean the No Election Shares and the Company Shares in respect of which Stock Elections have been made, or deemed by Parent in its reasonable discretion to have been made, pursuant to this Section 2.1.

(C)Form of Election and Election Deadline. Elections pursuant to Section 2.1(b)(ii)(B) shall be made on a form, together with appropriate transmittal materials, to be provided by the Exchange Agent for that purpose to holders of record of Company Shares (other than (1) any Company Shares represented by the Company Equity Rights (except for the Company Restricted Stock Awards) that are outstanding immediately prior to the Titanium Merger Effective Time, all of which shall be treated solely as provided in Section 2.3, (2) Cancelled Shares and (3) Dissenting Shares), in such form as the Company shall reasonably specify and as shall be reasonably acceptable to Parent (a “Form of Election”). Not fewer than thirty (30) days prior to the anticipated Election Deadline or on such other date as Parent and the Company mutually agree in writing (the “Mailing Date”), the Company shall cause to be mailed the Form of Election. Elections pursuant to Section 2.1(b)(ii)(B) shall be made by transmitting to the Exchange Agent a duly completed Form of Election. To be effective, a Form of Election must be (x) properly completed, signed and submitted to the Exchange Agent at its designated office, by 5:00 P.M. (Eastern Time) on the business day that is five (5) business days prior to the date of the Company Stockholder Meeting or such other date and time as Parent may publicly announce with the consent of the Company (the applicable date and times described in this clause (x), the “Election Deadline”) and (y) accompanied by the Certificate(s) representing the Company Shares as to which the election is being made (except with respect to Book-Entry Company Shares, in respect of which such other customary evidence as determined by the Exchange Agent shall be provided in lieu of Certificates) and such other customary documents as may reasonably be required by the Exchange Agent together with a duly completed letter of transmittal. Parent and the Company shall publicly announce the anticipated Election Deadline at least five (5) business days prior to the Election Deadline. The Company shall use its reasonable best efforts to make a Form of Election (and, where applicable, appropriate transmittal materials) available to all Persons who become holders of record of Company Shares (other than (1) any Company Shares represented by the Company Equity Rights (except for the Company Restricted Stock Awards) that are outstanding immediately prior to the Titanium Merger Effective Time, all of which shall be treated solely as provided in Section 2.3, (2) Cancelled Shares and (3) Dissenting Shares) between the Mailing Date and the Election Deadline. Parent shall determine, in its reasonable discretion, which discretion and authority it may delegate in whole or in part to the Exchange Agent, whether Forms of Election (and where applicable, appropriate transmittal materials) have been properly completed, signed and submitted or revoked. Any such reasonable determination of Parent (or the Exchange Agent, as the case may be) in such matters shall be conclusive and binding. A holder of Company Shares that does not submit an effective Form of Election prior to the Election Deadline shall be deemed to have made a Stock Election and any Company Shares with respect to which the Exchange Agent does not receive a properly completed Form of Election during the period from the Mailing Date to the Election Deadline shall be deemed to be No Election Shares. None of Parent, Titanium Merger Sub, Forward Merger Sub, the Company or the Exchange Agent shall be under any obligation to notify any Person of any defect in a Form of Election.

(D)Revocation or Change of Election. An election may be revoked or changed by written notice received by the Exchange Agent prior to the Election Deadline. In the event an election is revoked, any Certificate(s) representing Company Shares that have been submitted to the Exchange Agent in connection with an election that is revoked shall be returned without charge to the holder thereof if such holder requests in writing the return of such Certificate(s) or Book-Entry Company Shares. Upon any such revocation, unless a duly completed Form of Election is thereafter submitted prior to the Election Deadline in accordance with Section 2.1(b)(ii)(B) and Section 2.1(b)(ii)(C), such Company Shares shall be No Election Shares. In the event that this Agreement is terminated in accordance with Article VI and any Company Shares have been transmitted to the Exchange Agent pursuant to the provisions of this Agreement, such Company Shares shall promptly be returned without charge to the Person submitting the same.

(E)Proration for Oversubscription of Cash Election. In the event that the aggregate number of Cash Election Shares exceeds the Maximum Cash Election Number, all Stock Election Shares shall be converted into the right to receive Stock Consideration, and all Cash Election Shares shall be converted into the right to receive:

(1)an amount in cash (without interest) equal to the product of (x) the Cash Consideration and (y) a fraction (the “Cash Proration Fraction”), the numerator of which is the Maximum Cash Election Number and the denominator of which is the aggregate number of Cash Election Shares (with the resulting cash amount rounded down to the nearest cent); and

(2)a number of validly issued, fully paid and non-assessable Parent Shares equal to the product of (x) the Stock Consideration and (y) one minus the Cash Proration Fraction.

For the avoidance of doubt, in the circumstances in which this Section 2.1(b)(ii)(E) is applicable, each record holder of Cash Election Shares shall, to the extent reasonably possible, receive the same proportion of Cash Consideration, and the same proportion of Stock Consideration, with respect to their aggregate Cash Election Shares as each other record holder of Cash Election Shares receives in respect of their aggregate Cash Election Shares pursuant to this Section 2.1(b)(ii)(E), subject to adjustment for fractional Parent Shares pursuant to Section 2.5.

(F)Proration for Oversubscription of Stock Election. In the event that the aggregate number of Stock Election Shares exceeds the Maximum Stock Election Number, all Cash Election Shares shall be converted into the right to receive Cash Consideration, and all Stock Election Shares shall be converted into the right to receive:

(1)a number of validly issued, fully paid and non-assessable Parent Shares equal to the product of (x) the Stock Consideration and (y) a fraction (the “Stock Proration Fraction”), the numerator of which is the Maximum Stock Election Number and the denominator of which is the aggregate number of Stock Election Shares; and

(2)an amount in cash (without interest) equal to the product of (x) the Cash Consideration and (y) one minus the Stock Proration Fraction (with the resulting cash amount rounded down to the nearest cent).

For the avoidance of doubt, in the circumstances where this Section 2.1(b)(ii)(F) is applicable, each record holder of Stock Election Shares shall, to the extent reasonably possible, receive the same proportion of Stock Consideration, and the same proportion of Cash Consideration, with respect to their aggregate Stock Election Shares as each other record holder of Stock Election Shares receives in respect of their aggregate Stock Election Shares pursuant to this Section 2.1(b)(ii)(F), subject to adjustment for fractional Parent Shares pursuant to Section 2.5.

(iii)Promptly following the Election Deadline, the Exchange Agent shall determine the number of Cash Election Shares and Stock Election Shares (including No Election Shares), determine whether proration is required pursuant to this Section 2.1 and promptly notify Parent and the Company of such determinations prior to the Closing (the “Initial Election Determination”). Prior to the Closing, Parent shall notify the Exchange Agent of any increase in the Maximum Stock Election Number pursuant to Section 2.1(b)(i) and the Exchange Agent shall determine the number of Cash Election Shares, Stock Election Shares, and No Election Shares, determine whether proration is required pursuant to this Section 2.1 and promptly notify Parent and the Company of such determinations prior to the Closing.

(c)Effect of the Forward Merger. At the Forward Merger Effective Time, all membership interests in Forward Merger Sub issued and outstanding immediately prior to the Forward Merger Effective Time shall automatically be converted into an equal number of membership interests of the Forward Surviving Company, and each share of common stock of the Titanium Surviving Corporation shall cease to be outstanding, shall be cancelled and shall cease to exist, and no stock, cash or other consideration shall be delivered in exchange therefor; provided, that any shares of Titanium Surviving Corporation owned by any direct or indirect wholly owned Subsidiary of Titanium Surviving Corporation shall be unaffected by the Forward Merger and remain outstanding as common stock of Forward Surviving Company.

(d)Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, any Company Share that is issued and outstanding immediately prior to the Titanium Merger Effective Time, held by a Company stockholder who is entitled to demand appraisal rights under Section 262 of the DGCL and who properly demands appraisal of such Company Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (such Company Share being a “Dissenting Share,” and such Company stockholder being a “Dissenting Stockholder”), shall not be converted into or represent the right to receive the Per Share Merger Consideration to which the holder of such Company Share would be entitled pursuant to Section 2.1(a)(i), but rather shall entitle the holder thereof to only such rights as are granted by Section 262 of the DGCL. If any Dissenting Stockholder fails to perfect such stockholder’s dissenters’ rights under the DGCL or effectively withdraws or otherwise loses such rights to appraisal with respect to any Dissenting Shares, each such Dissenting Share shall thereupon automatically be deemed to have converted at the Titanium Merger Effective Time into the right to receive, without any interest thereon, the Per Share Merger Consideration to which the holder of such Company Share would be entitled pursuant to Section 2.1(a)(i), pursuant to the exchange procedures set forth in Section 2.2 and shall not thereafter be deemed to be Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, if, prior to its effective date, the Titanium Merger is rescinded or abandoned, then the right of a Company stockholder to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease. The Company shall give Parent (i) prompt notice and copies of any demand for payment of the fair value of any Company Shares (or written threats thereof) or any attempted withdrawal of any such demand for payment and any other instrument served pursuant to the DGCL and received by the Company relating to any stockholder’s dissenters’ rights and (ii) the opportunity to lead all negotiations and proceedings with respect to any such demands for payment under the DGCL. The Company shall not, without the prior written consent of Parent, make any payment voluntarily with respect to any demand for appraisal with respect to any Dissenting Shares, offer to settle or settle, or approve the withdrawal of, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Section 262 of the DGCL or agree to do any of the foregoing.

2.2Company Shares.

(a)Closing of Transfer Books. At the Titanium Merger Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registrations of transfer on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Titanium Merger Effective Time. If, after the Titanium Merger Effective Time, any Certificate is presented to the Forward Surviving Company, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article II.

(b)Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the stockholders of the Company on the date that is one (1) year after the Titanium Merger Effective Time shall be delivered to the Forward Surviving Company. Any holder of Company Shares (other than holders of Cancelled Shares or Dissenting Shares) who has not theretofore complied with this Article II shall thereafter look only to Parent and the Forward Surviving Company for payment of the Per Share Merger Consideration upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(d)) or Book-Entry Company Shares, without any interest thereon. Notwithstanding the foregoing, none of the Forward Surviving Company, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount required to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature. For purposes of this Agreement, the term “Governmental Entity” shall mean any United States or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity.

(c)Tax Withholding. Notwithstanding any provision in this Agreement to the contrary, Parent, Titanium Merger Sub, Forward Merger Sub, the Titanium Surviving Corporation, the Forward Surviving Company, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement

(including the Mergers), such amounts as are required to be withheld or deducted under the Code, Treasury Regulations or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

(d)Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (satisfactory to the Exchange Agent, acting reasonably) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Forward Surviving Company with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the Company Shares represented by such Certificate as contemplated by this Article II.

2.3Treatment of Equity Awards.

(a)Treatment of Options. At the Titanium Merger Effective Time, with respect to each outstanding and not yet exercised and settled equity award granted under the A&R 2015 Plan that is an option to purchase Company Shares, whether vested or unvested (each, a “Company Option”), each such Company Option shall, by virtue of the Titanium Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive Parent Shares equal to (i) the total Company Shares subject to such Company Option as of immediately prior to the Titanium Merger Effective Time, multiplied by (ii) the Option Conversion Amount, to be delivered as soon as reasonably practicable (but no later than ten (10) calendar days) after the Titanium Merger Effective Time. For purposes of this Agreement, the “Option Conversion Amount” means the quotient obtained by dividing (a) the excess, if any, of (i) $505.00 minus (ii) the exercise price per Company Share applicable to such Company Option by (b) $25.00.

(b)Treatment of Restricted Stock Awards. Each award of Company Shares that is subject to vesting conditions, whether granted under the A&R 2015 Plan or otherwise (each, a “Company Restricted Stock Award”), outstanding immediately prior to the Titanium Merger Effective Time shall be fully vested and the holder thereof shall be entitled to receive the Per Share Merger Consideration pursuant to Section 2.1(a)(i) and Section 2.1(b) in respect of each Company Share underlying such Company Restricted Stock Award.

(c)Treatment of Restricted Stock Units. At the Titanium Merger Effective Time, with respect to each outstanding and not yet settled restricted stock unit award for which vesting is solely based on service-based conditions (each, an “RSU Award”) granted under the A&R 2015 Plan, each such RSU Award shall, by virtue of the Titanium Merger and without any action on the part of the holder thereof, be converted into a restricted stock unit award (an “Adjusted RSU”) relating to the number of Parent Shares equal to the product of (x) the number of Company Shares subject to such RSU Award immediately prior to the Titanium Merger Effective Time, multiplied by (y) the Stock Consideration, with any fractional shares rounded to the nearest whole number of shares, which such Adjusted RSU shall have the same terms and conditions as were applicable to the corresponding RSU Award (including vesting and settlement terms and conditions), provided that (A) any amounts relating to dividend equivalents, if any, granted with respect to such RSU Award that are accrued but unvested and unpaid as of the Titanium Merger Effective Time will carry over and will be paid if required by and in accordance with the terms and conditions applicable to the corresponding RSU Award immediately prior to the Titanium Merger Effective Time (as modified by this Section 2.3(c)) and (B) any dividend equivalents that are payable with respect to any unvested Adjusted RSU following the Titanium Merger Effective Time will be paid within 30 days following vesting.

(d)Treatment of Performance-Based Restricted Stock Units. At the Titanium Merger Effective Time, with respect to each outstanding and not yet settled award of restricted stock units for which vesting is based on service-based conditions and performance-based conditions (each, a “PSU Award”) granted under the A&R 2015 Plan, each such PSU Award shall, by virtue of the Titanium Merger and without any action on the part of the holder thereof, be converted into an award of restricted stock units for which vesting is based solely on service-based conditions (an “Adjusted PSU”) relating to the number of Parent Shares equal to the product of (x) the number of Company Shares subject to such PSU Award immediately prior to the Titanium Merger Effective Time, determined based on the target performance for such PSU Award multiplied by (y) the Stock Consideration, with any fractional shares rounded to the nearest whole number of shares, which such Adjusted PSU shall have the same terms and conditions as were applicable to the corresponding PSU Award (including vesting (other than performance conditions) and settlement terms and conditions), provided that (i) any amounts relating to dividend equivalents, if any, granted with respect to such PSU Award that are accrued but unvested and unpaid as of the Titanium Merger Effective Time will carry over and will be paid if required by and in accordance with the terms and conditions applicable to the corresponding PSU Award immediately prior to the Titanium Merger Effective Time (as modified by this Section 2.3(d)) and (ii) any dividend equivalents that are payable with respect to any unvested Adjusted PSU following the Titanium Merger Effective Time will be paid within thirty (30) days following vesting.

(e)Corporate Actions. At or prior to the Titanium Merger Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall take all actions necessary to implement the provisions of Sections 2.3(a), 2.3(b), 2.3(c) and 2.3(d) and Parent and Titanium Merger Sub shall take such actions as are necessary to implement the provisions of Sections 2.3(a), 2.3(b), 2.3(c) and 2.3(d). No later than the Titanium Merger Effective Time, Parent shall prepare and have on file with the U.S. Securities and Exchange Commission (the “SEC”) an effective registration statement on an appropriate form with respect to the Parent Shares subject to the Adjusted RSUs and Adjusted PSUs.

2.4Adjustments to Prevent Dilution. If at any time during the period between the date of this Agreement and the Titanium Merger Effective Time, any change in the number of Company Shares or Parent Shares, as applicable, or securities convertible or exchangeable into or exercisable for Company Shares or Parent Shares, as applicable, shall occur as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, the Per Share Merger Consideration and payments pursuant to Section 2.3 shall be equitably adjusted; provided that nothing in this Section 2.4 shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.5No Fractional Shares. No fractional shares of Parent Shares, and no certificate, receipt or scrip representing fractional shares of Parent Shares, shall be issued upon the surrender for exchange of Certificates or Book-Entry Company Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement to the contrary, each holder of Company Shares converted pursuant to the Titanium Merger who would otherwise have been entitled to receive a fraction of a share of Parent Shares (after aggregating all shares represented by the Certificates and Book-Entry Company Shares delivered by such holder) shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Shares multiplied by the closing price of Parent Shares on the NYSE on the last trading day immediately preceding the Titanium Merger Effective Time, rounded to the nearest cent (with 0.5 of a cent being rounded upward) (the “Merger Fractional Share Payout”).

ARTICLE III

Representations and Warranties

3.1Representations and Warranties of the Company. Except as set forth (i) in the Company Reports filed with the SEC from and after January 1, 2023 (the “Applicable Date”) through three (3) days prior to the date of this Agreement, to the extent that it is reasonably apparent that a disclosure therein is applicable to any particular representation or warranty set forth in this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors” or any other disclosure of risks included in any “forward-looking statements” section or any other disclosures that are predictive or forward-looking in nature, in each case, other than any factual information contained therein) or (ii) in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent, Titanium Merger Sub and Forward Merger Sub that:

(a)Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing as a foreign corporation or similar entity or to have such power or authority, are not, individually or in the aggregate, reasonably expected to have a Company Material Adverse Effect or prevent the ability of the Company to consummate the Transactions. Each Company Subsidiary is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably expected to have a Company Material Adverse Effect or prevent the ability of the Company to consummate the Transactions. The Company has made available to Parent complete and correct copies of the Company’s charters and bylaws, as amended to and in effect on the date of this Agreement. As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, (ii) “Significant Subsidiary” is as defined in Rule 1-02(w) of Regulation S-X promulgated pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (iii) “Company Material Adverse Effect” means any event, change, effect, development, circumstance, state of facts, condition or occurrence (each, an “Effect”) that, when considered individually or in the aggregate with all other Effects, is or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided that no change or development resulting from or arising out of any of the following, alone or in combination, shall be deemed to constitute or be taken into account in determining whether there has been a Company Material Adverse Effect:

(A)changes or developments in economic, business or labor conditions generally in the United States or other countries in which the Company or any of its Subsidiaries conduct operations, including (1) any changes or developments in or affecting the securities, credit or financial markets, (2) any changes or developments in or affecting interest, currency or exchange rates, commodity prices, tariffs, anti-dumping or countervailing duties, surtaxes or any trade wars or (3) the effect of any potential or actual government shutdown, except to the extent such changes or developments have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(B)changes or developments in or affecting the industry or industries in which the Company or any of its Subsidiaries operate (including such changes or developments resulting from general economic conditions), except to the extent that such changes or developments have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(C)the announcement of this Agreement and the Transactions, including Effects as a result of the identification of Parent or any of its Affiliates as the acquirer of the Company, provided that this clause (C) shall not apply to any representation or warranty set forth in Section 3.1(d)(ii) (or any condition to any party’s obligation to consummate the Mergers relating to such representation or warranty) to the extent that such representation or warranty addresses the consequences of any Effect arising out of, relating to or resulting from the execution and delivery of this Agreement or the consummation of the Mergers;

(D)changes or developments arising out of acts of terrorism or sabotage, civil disturbances or unrest, war (whether or not declared), the commencement, continuation or escalation of a war or military action, acts of hostility, weather conditions or other acts of

God (including storms, earthquakes, floods or other natural disasters or changes due to the outbreak or continuation of any epidemic, pandemic or other health crisis), including any actual or threatened material worsening of such conditions, except to the extent that they have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(E)actions expressly required of the Company under this Agreement; provided that, for the avoidance of doubt, the exception in this clause (E) shall not apply to the substance or content of any information, in and of itself, received by Parent, its officers or its authorized Representatives pursuant to this Agreement, including Section 4.7);

(F)any Action alleging breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions (it being understood and agreed that the exception in this clause (F) shall apply to the Effects arising out of, relating to or resulting from the bringing of such Action and not those arising out of, relating to or resulting from an actual breach or violation of law);

(G)changes or developments after the date hereof in applicable Laws, regulatory policies or the definitive interpretations thereof, except to the extent that such changes or developments have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(H)changes or developments after the date hereof in generally accepted accounting principles in the United States (“GAAP”) or any foreign equivalents thereof or the interpretations thereof, except to the extent that such changes or developments have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(I)any failure by the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change or development underlying such failure constitutes, has resulted in, or contributed to, a Company Material Adverse Effect; and

(J)a decline in the price or trading volume of the Company’s common stock or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change or development underlying such decline or change constitutes, has resulted in, or contributed to, a Company Material Adverse Effect.

As used in this Agreement, “Affiliate” means with respect to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(b)Capital Structure.

(i)The authorized capital stock of the Company consists of (A) 250,000,000 Company Shares, of which 28,142,327 Company Shares were outstanding as of the close of business on April 17, 2026 (including 119,994 Company Shares subject to Company Restricted Stock Awards) and (B) 10,000,000 shares of preferred stock, par value $0.01 per share, none of which were outstanding as of the date hereof. All of the outstanding Company Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of April 17, 2026, other than 1,600,514 Company Shares reserved for issuance under the Company’s Amended and Restated 2015 Long Term Stock Incentive Plan (the “A&R 2015 Plan”), the Company has no Company Shares reserved for issuance.

(ii)As of April 17, 2026, (A) 54,756 Company Shares were issuable upon the exercise of Company Options, with a weighted average exercise price of $96.60, (B) 44,526 Company Shares were issuable upon the vesting of RSU Awards and (C) 75,468 Company Shares were issuable upon the vesting of PSU Awards (assuming achievement of the applicable performance goals at the target level). Section 3.1(b)(ii) of the Company Disclosure Letter contains a correct and complete list of Company Options, Company Restricted Stock Awards, RSU Awards and PSU Awards outstanding under the A&R 2015 Plan as of the close of business on April 17, 2026, including, where applicable, the holder, the date of grant, term, number of Company Shares subject to such Company Options, Company Restricted Stock Awards, RSU Awards or PSU Awards (including the number of Company Shares assuming achievement of the applicable performance goals at the target level), exercise price and the vesting schedule. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by one or more direct or indirect wholly owned Subsidiaries of the Company, free and clear of any lien, charge, pledge, security interest, title exception or defect in title, restriction on transfer (other than restrictions on transfer arising under applicable securities Laws), claim or other encumbrance (each, a “Lien”), except for such transfer restrictions of general applicability as provided under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or other applicable securities Laws.

(iii)Except for any obligations pursuant to this Agreement, or as set forth in Sections 3.1(b)(i) and 3.1(b)(ii), there are no (A) shares of capital stock or other equity securities of the Company, (B) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Significant Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Significant Subsidiaries or (C) securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Significant Subsidiaries, any equity securities of the Company or any of its Significant Subsidiaries (the items referred to in clauses (B) and (C) of or with respect to any Person, collectively,

“Company Equity Rights”), and no such Company Equity Rights are authorized, issued or outstanding. None of the Company’s Subsidiaries own any shares of capital stock of the Company.

(iv)Upon any issuance of any Company Shares in accordance with the terms of the A&R 2015 Plan, such Company Shares will be duly authorized, validly issued, fully paid and nonassessable. Neither the Company nor any of its Subsidiaries owns beneficially or of record any shares of capital stock or other Company Equity Rights in any other Person that is not a Subsidiary of the Company with a fair market value that is material to the Company and its Subsidiaries, taken as a whole. Except as set forth above, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(v)There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Company Equity Rights of the Company or any of its Subsidiaries.

(c)Corporate Authority and Approval. The Company has all requisite corporate power and authority and, except for the affirmative vote of holders of a majority of the outstanding Company Shares entitled to vote thereon in favor of the adoption of this Agreement (the “Company Stockholder Approval”), has taken all corporate action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Mergers. The Company Stockholder Approval is the only vote of the holders of any of the Company’s capital stock or the capital stock of any of its Subsidiaries necessary in connection with consummation of the Mergers. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent, Titanium Merger Sub and Forward Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles regardless of whether enforcement is considered in a proceeding in equity or at law (the “Bankruptcy and Equity Exception”). The Company Board has unanimously (i) determined that this Agreement and the Transactions (including the Mergers) are fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable this Agreement and the Transactions (including the Mergers), (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the holders of Company Shares and (iv) resolved (subject to Sections 4.3 and 4.5) to recommend the adoption of this Agreement by the holders of Company Shares.

(d)Governmental Filings; No Violations; Certain Contracts.

(i)Other than the filings and/or notices (A) pursuant to Section 1.4, (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any other applicable antitrust, competition or similar Laws of any foreign jurisdiction, (C) under the rules of the New York Stock Exchange (the “NYSE”), (D) with the SEC of a joint proxy statement/prospectus in definitive form relating to the matters to be submitted to the stockholders of the Company at the Company Stockholder Meeting and the matters to be submitted to the stockholders of Parent at the Parent Stockholder Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and declaration of effectiveness under the Securities Act, of a registration statement on Form S-4 with respect to the issuance of the Parent Shares in the Titanium Merger, in which the Joint Proxy Statement/Prospectus will be included as a prospectus (such Form S-4, and any amendments or supplements thereto, the “Form S-4”), (E) with the SEC under the Exchange Act and the rules and regulations promulgated thereunder and (F) pursuant to any applicable foreign or state securities or blue sky laws (clauses (A) through (F), collectively, the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect or prevent or materially delay the ability of the Company to consummate the Transactions.

(ii)Assuming compliance with the matters referenced in Section 3.1(d)(i) and receipt of the Company Approvals, the execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions by the Company will not constitute or result in (A) a breach or violation of, or a default under, the Charter or Bylaws of the Company or the comparable governing instruments of any of its Significant Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination or a recapture (or right of termination or recapture) or a default under, the creation or acceleration of any obligations pursuant to, any Company Material Contract binding upon the Company or any of its Subsidiaries or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries or (C) a violation of, or conflict with, any Order or Laws to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination or a recapture, default, creation, acceleration or change that, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect.

(iii)No Default or Event of Default (each, as such term is defined in each applicable Indenture) has occurred and is continuing under any Indenture or the Senior Notes.

(iv)Since September 29, 2024, neither the Company Board or any committee thereof or, to the Knowledge of the Company, any Governmental Entity has conducted any investigation of allegations that any current executive officer of the Company committed any violation of Law or written Company policy regarding external business conduct, nor, to the Knowledge of the Company, is any such investigation pending or threatened in writing, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)Company Reports; Financial Statements.

(i)The Company has filed or furnished, as applicable, (A) its annual report on Form 10-K for the fiscal years ended December 31, 2025, 2024 and 2023, (B) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2025, (C) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since December 31, 2023 and (D) all other forms, reports, schedules, and other statements required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since the Applicable Date (clauses (A) through (D) together with any exhibits or schedules included or incorporated by reference in any such document and including any supplements, modifications or other amendments thereto, collectively, the “Company Reports”). As of its respective date, and, if amended, supplemented or modified by a subsequent filing with the SEC since its respective date, as of the date of the last such amendment, supplement or modification, each Company Report complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), and any rules and regulations promulgated thereunder applicable to the Company Report. Each registration statement, as amended or supplemented, if applicable, filed by the Company pursuant to the Securities Act since January 1, 2023, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. As of its respective date, and, if amended, supplemented or modified by a subsequent filing with the SEC since its respective date, as of the date of the last such amendment, supplement or modification, no Company Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments from any comment letters received by the Company from the SEC relating to reports, statements, schedules, registration statements or other filings made by the Company with the SEC. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC that are not publicly available and were received since the Applicable Date through the date of this Agreement relating to the Company Reports and all written responses of the Company thereto through the date of this Agreement, other than those letters publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”).

(ii)Each of the consolidated financial statements included or incorporated by reference into the Company Reports (including the related notes and schedules) (the “Company Financial Statements”) (A) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, (B) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, (C) has been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments, none of which is material, and the absence of footnote disclosure) and (D) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its Subsidiaries as of the date and for the periods referred to in the Company Financial Statements.

(iii)The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including reasonable assurance (A) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (B) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements. No significant deficiency, material weakness or fraud that involves management or other employees was identified in management’s assessment of internal control over financial reporting as of December 31, 2025. The Company maintains “disclosure controls and procedures” (as defined by Rule 13a-15 or 15d-15 under the Exchange Act). Such disclosure controls and procedures are, in all material respects, effective to ensure that all information required to be disclosed by the Company is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC to allow timely decisions regarding required disclosure within the time periods specified in the SEC’s rules and forms, and the Exchange Act and the Securities Act. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company’s outside auditors and the audit committee of the Company Board (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, all of which information described in clauses (x) and (y) above has been disclosed by the Company to Parent prior to the date of this Agreement.

(iv)The principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) have made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports, and the statements contained in such certifications were and are true and complete on the date such certifications were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(f)Absence of Certain Changes. (i) Since January 1, 2026 through the date hereof, (A) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice (other than actions taken by the Company expressly contemplated by this Agreement and the Transactions) and (B) there has not been any Effect that, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect. (ii) Since January 1, 2026 through the date hereof, there has not been any action taken or agreed to be taken by the Company that, if taken during the period from the date of this Agreement through the Titanium Merger Effective Time, would have required the prior consent of Parent pursuant to Sections 4.1(vi), 4.1(x), 4.1(xii), 4.1(xiii) and 4.1(xv).

(g)Litigation and Liabilities.

(i)There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations, audits, inquiries, examinations or other proceedings (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, which, individually or in the aggregate, is reasonably expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, individually or in the aggregate, is reasonably expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries or any of their respective properties or assets is a party or subject to, or in default under, any Order which, individually or in the aggregate, would have a Company Material Adverse Effect.

(ii)Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (A) set forth or reflected or reserved against in the Company Financial Statements, (B) incurred in the ordinary course of business consistent with past practice since December 31, 2024, (C) incurred in connection with the Mergers or any other Transaction or agreement contemplated by this Agreement or (D) that, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect.

(iii)The term “Knowledge,” when used in this Agreement (i) with respect to the Company, shall mean the actual knowledge of those persons set forth in Section 3.1(g)(iii) of the Company Disclosure Letter after due inquiry of such person’s direct reports and (ii) with respect to Parent shall mean the actual knowledge of those persons set forth in Section 3.1(g)(iii) of the Parent Disclosure Letter after due inquiry of such person’s direct reports.

(h)Employee Benefits.

(i)All material Benefit Plans are listed on Section 3.1(h)(i) of the Company Disclosure Letter. Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, (A) all Benefit Plans are in compliance with their terms and with applicable Law and (B) there is no pending or, to the Knowledge of the Company, threatened Action relating to the Benefit Plans, other than routine claims for benefits. “Benefit Plans” means each benefit and compensation plan, policy or arrangement covering current or former employees of the Company or its Subsidiaries (the “Company Employees”), current or former individual independent contractors of the Company or its Subsidiaries, or current or former directors of the Company that are maintained, administered or contributed to by the Company or its

Subsidiaries, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each other compensation, deferred compensation, pension, retirement, severance, tax gross-up, stock option, stock purchase, stock appreciation rights, stock-based, incentive and bonus plans, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, death benefits, disability benefits, supplemental unemployment benefits, change in control benefits and post-employment or retirement benefits, whether or not subject to ERISA, but excluding (x) any “multiemployer plans” within the meaning of Section 3(37) of ERISA (“Multiemployer Plans”) and (y) any plans or programs that are mandated and maintained by a Governmental Entity.

(ii)Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, (A) each Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and is intended to be qualified under Section 401(a) of the Code, has received or may rely on a favorable determination or opinion letter from the IRS, (B) each trust forming a part thereof is exempt from federal income Tax pursuant to Section 501(a) of the Code and (C) to the Knowledge of the Company, there are no circumstances reasonably likely to result in the loss of the qualification of each such Benefit Plan under Section 401(a) of the Code.

(iii)Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, there have been no “prohibited transactions,” as that term is defined in Section 406 of ERISA or Section 4975 of the Code, that could subject any Benefit Plan that is subject to ERISA or related trust, or party dealing with such Benefit Plan or related trust, to any Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(iv)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to each Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code: (A) no such Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (B) there has been no reportable event within the meaning of Section 4043(c) of ERISA, for which the Company has failed to timely report to the Pension Benefit Guaranty Corporation (the “PBGC”) or for which the thirty (30)-day notice requirement has not been waived has occurred, in each case, in the three (3) years prior to the date hereof, (C) all premiums required to be paid to the PBGC have been timely paid in full, (D) no unsatisfied liability (other than for premiums to the PBGC) under Title IV of ERISA has been incurred by the Company or any of its Subsidiaries and (E) the PBGC has not instituted proceedings to terminate any such Benefit Plan.

(v)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Titanium Surviving Corporation or Forward Surviving Company or any of its ERISA Affiliates following the Closing. “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code or (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

(vi)Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, none of the Company and its Subsidiaries, nor any other entity which is required to be treated as a single employer with the Company under Section 4001 of ERISA or Section 414 of the Code or is deemed to be under “common control” within the meaning of Section 4001(a)(14) of ERISA (an “ERISA Affiliate”) contributes to or is obligated to contribute to any plan that is a “multiple employer plan” (within the meaning of Section 413(c) of the Code) (a “Multiple Employer Plan”). Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and its Subsidiaries taken as a whole, during the six (6) years prior to the date hereof, none of the Company and its Subsidiaries nor, to the Knowledge of the Company, any ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan that has not been satisfied in full.

(vii)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Benefit Plan that constitutes a “nonqualified deferred compensation plan” subject to Section 409A of the Code (excluding any Benefit Plans or portion of a Benefit Plan grandfathered under Section 409A of the Code, which the Company represents have not been modified or operated in a manner that would be reasonably expected to jeopardize such grandfathered status) complies and, at all times has complied, both in form and operation, with the requirements of, and has not resulted in the application of any penalty tax under, Section 409A of the Code and the final regulations and other applicable guidance thereunder.

(viii)Except as contemplated in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (A) entitle (1) any director or officer of the Company (each a “Company D&O”) or (2) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, any other Company Service Provider to any payment or benefit (including any enhanced or accelerated benefit, or lapse of repurchase rights or obligations, with respect to the A&R 2015 Plan or other benefit under any compensation plan or arrangement of the Company), (B) accelerate the time of payment, vesting or funding, or increase the amount of compensation due to (1) any such Company D&O or (2) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, any other Company Service Provider, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, or terminate from any Benefit Plan or related trust, or (C) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would (individually or in combination with any other such payment) constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). The execution of this Agreement (either alone or in conjunction with any other event) shall not result in the funding of any grantor, “rabbi” or similar trust pursuant to any Benefit Plan, and the

Company has taken, or has caused its applicable Subsidiaries to take, all actions necessary to amend any Benefit Plans, trust agreements or documents that might otherwise have required grantor, “rabbi” or similar trust funding as a result of the execution of this Agreement, so that no such requirement shall take effect. As used in this Agreement, “Company Service Provider” means any Company Employee, any current or former independent contractor or any current or former officer or director of the Company or any of its Subsidiaries.

(ix)No Benefit Plan provides for the gross-up or reimbursement of Taxes under Sections 4999 or 409A of the Code.

(x)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law and continued coverage for which the applicable employee bears the full cost.

(xi)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Benefit Plan maintained outside of the United States (A) that is required to be registered with a Governmental Entity has been registered (and where applicable accepted for registration) and has been maintained in good standing with the applicable Governmental Entity, (B) if it is intended to qualify for special tax treatment, meets all requirements for such treatment, (C) if it is intended to be funded and/or book-reserved, is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, (D) has been maintained and operated in accordance with, and is in compliance with, its terms, all applicable Laws, government taxation and funding requirements, and with any agreement entered into with a union or labor organization and (E) has no pending or, to the Knowledge of the Company, threatened litigation relating thereto.

(xii)Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, (A) the Company Options, Company Restricted Stock Awards, RSU Awards and PSU Awards outstanding as of the date hereof have been granted in accordance with the terms of the A&R 2015 Plan and applicable Laws, and (B) none of the Company Options was granted with an exercise price below the fair market value of the Company Shares (within the meaning of Section 409A of the Code) on the date of grant.

(xiii)Since the Applicable Date, to the Knowledge of the Company, there are no actions, suits, investigations or proceedings pending or, to the Knowledge of the Company, threatened in writing related to any material allegations of sexual harassment, other sexual misconduct or race discrimination by any director or Company Service Provider listed on Section 3.1(h)(xiii) of the Company Disclosure Letter (individuals listed on Section 3.1(h)(xiii) of the Company Disclosure Letter, the “ELT Members”) or any of their employee direct reports. Since the Applicable Date, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries have entered into any settlement agreements related to material allegations of sexual harassment, other sexual misconduct or race discrimination by any director or ELT Member or any of their employee direct reports.

(i)Compliance with Laws; Licenses.

(i)The businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any applicable federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except with respect to regulatory matters covered by Section 4.7, no investigation, inquiry, examination or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries each has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(ii)Without limiting the other provisions of this Section 3.1(i), and except as would not have and would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries are and, since January 1, 2021, have been in compliance with all statutory and regulatory requirements under the Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.), the Anti-Kickback Act of 1986, as amended, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Officials in International Business Transactions and all legislation implementing such convention and all other applicable international anti-bribery conventions, and all other applicable anti-corruption, bribery, money laundering and similar Laws and orders (including any applicable written standards, requirements, directives or policies of any Governmental Entity) (the “Anti-Bribery Laws”).

(iii)Without limiting the other provisions of this Section 3.1(i), except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries is and will remain in compliance in all respects with all United States economic sanctions, Laws, executive orders, and implementing regulations as promulgated by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”), and all applicable anti-money laundering and counter-terrorism financing provisions of the Bank Secrecy Act and all regulations issued pursuant to it. None of the Company or any of its Subsidiaries (A) is a Person designated by the United States government on the list of the Specially Designated Nationals and Blocked Persons (the “SDN List”) with which a United States Person cannot deal with or otherwise engage in business transactions, (B) is a Person who is otherwise the target of

United States economic sanctions Laws such that a United States Person cannot deal or otherwise engage in business transactions with such Person or (C) is controlled by (including by virtue of such Person being a director or owning voting shares or interests), or acts, directly or indirectly, for or on behalf of, any Person on the SDN List or a foreign government that is the target of United States economic sanctions prohibitions.

(j)Takeover Statutes. Assuming that the representations and warranties of Parent, Titanium Merger Sub and Forward Merger Sub set forth in Section 3.2(m) are true and correct, (i) no restrictions contained in any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s Charter or Bylaws is applicable to the execution, delivery or performance of this Agreement or the consummation of the Mergers, and (ii) the Company Board has taken the necessary action to render the restrictions of Section 203 of the DGCL inapplicable to the execution, delivery or performance of this Agreement and the consummation of the Transactions (including the Mergers).

(k)Environmental Matters. Except for such matters that, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect: (A) the Company and its Subsidiaries are and since January 1, 2023 have been in compliance with all applicable Environmental Law; (B) the Company and its Subsidiaries possess all Licenses required under applicable Environmental Law for the operation of their respective businesses as presently conducted; (C) there are no, and there have not been any, Releases of Hazardous Substances at any property currently or formerly owned, operated, used, occupied or leased by the Company or its Subsidiaries (each, a “Former Property”), under circumstances or in quantities or conditions that have resulted in or are reasonably likely to result in liability to the Company or its Subsidiaries pursuant to contract or any Environmental Laws; (D) neither the Company nor any of its Subsidiaries has received any claim, notice or citation concerning any violation or alleged violation of any applicable Environmental Law since January 1, 2023; (E) there are no writs, injunctions, decrees, orders or judgments outstanding, or any complaints, suits or proceedings pending or, to the Knowledge of the Company, threatened, concerning compliance by the Company or any of its Subsidiaries with any Environmental Law; and (F) neither the Company nor any of its Subsidiaries (or any predecessor entity) has assumed or provided any indemnification with respect to or has otherwise become subject to, as a result of a Contract, any liability of any Person under any Environmental Law.

As used in this Agreement, the term “Environmental Law” means any applicable federal, state, local and foreign statutes, rules, regulations, codes, orders and ordinances, including common law, and including all binding administrative rulings and decisions, concerning pollution or protection of the soil, subsoil, surface waters, round waters, aquifers, land, wetlands, streams, sediments, surface or subsurface strata and ambient air (“Environment”), including all those relating to public or occupational health and safety, and the use, handling, treatment, storage, labeling, Release, threatened Release, control, investigation, cleanup or remediation of any Hazardous Substances.

As used in this Agreement, “Hazardous Substance” means any substance, material or waste, whether solid, liquid or gaseous in nature: (a) the presence of which requires notification, investigation, or remediation under any Environmental Law, (b) which is defined as “toxic,” a

“hazardous waste,” “hazardous material” or a “hazardous substance” or “pollutant” or “contaminant” under any Environmental Laws, (c) which is toxic, explosive, caustic, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and is regulated by any Governmental Entity under Environmental Law, (d) which is gasoline, diesel fuel or other petroleum hydrocarbons or petroleum by-products or volatile organic compounds, (e) which consists of polychlorinated biphenyls (PCBs) or asbestos or urea formaldehyde or lead or mold or per- and polyfluoroalkyl substances or (f) which contains or emits radioactive particles, waves or materials, including radon gas.

As used in this Agreement, “Release” means any release, generation, emission, transport, spill, discharge, deposit, leakage, emission, distribution or disposal, or any uncontained storage or accumulation in violation of any Environmental Law, involving or with respect to any Hazardous Substance.

(l)Taxes.

In each case of clauses (i)-(x) of this Section 3.1(l), except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed or caused to be duly and timely filed (in each case taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all respects, (B) have timely paid all Taxes that are required to be paid (after giving effect to any valid extensions of time in which to make such payment) by any of them and have timely withheld and remitted all Taxes that the Company or any of its Subsidiaries is required to withhold and remit from amounts owing to any employee, creditor or other Person, except with respect to matters contested in good faith and for which adequate reserves have been established on the Company Financial Statements to the extent, if any, required in accordance with GAAP and (C) have not waived any statute of limitations applicable to any Tax Return or agreed to any extension of time within which to make an assessment of Tax, which waiver or extension is currently in effect.

(ii)No audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters of the Company or any of its Subsidiaries are pending or have been threatened in writing. Each assessed deficiency resulting from any audit or examination relating to a material amount of Taxes by any Tax Authority (A) has been timely paid or otherwise finally resolved or (B) is being contested in good faith through appropriate proceedings and has been adequately reserved for on the Company Financial Statements to the extent, if any, required in accordance with GAAP.

(iii)Neither the Company nor any of its Subsidiaries (A) is a party to any Tax-allocation, Tax-sharing, Tax-indemnity or similar agreement (any lease, license, contract, note, mortgage, indenture, agreement, arrangement or other instrument or obligation (each, a “Contract”)) other than (I) Contracts, in each case, (X) entered into in the ordinary course of business and (Y) not primarily relating to Taxes or (II) any such Contract between or among solely the Company and/or its Subsidiaries or (B) has requested or is subject to any IRS private letter ruling or closing agreement (within the meaning of Section 7121 of the Code) or any comparable ruling from or agreement with any other Tax Authority.

(iv)There are no Liens for unpaid Taxes on the assets of the Company or any of its Subsidiaries, except for Permitted Tax Liens. As used in this Agreement, “Permitted Tax Liens” means any Liens that relate to Taxes, assessments and governmental charges or levies imposed upon the Company or any of its Subsidiaries that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s books and records to the extent, if any, required in accordance with GAAP.

(v)Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than any such affiliated group the common parent of which is the Company) or (B) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, by contract (other than contracts described in the parenthetical contained in Section 3.1(l)(iii)(A)) or otherwise.

(vi)During the two (2)-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify under Section 355 of the Code.

(vii)Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(viii)Except to the extent specifically and adequately reserved for, in accordance with GAAP, on the Company Financial Statements, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting made prior to the Closing, (B) installment sale or open transaction disposition made prior to the Closing or (C) prepaid amount received prior to the Closing outside of the ordinary course of business.

(ix)No claim has been made by a Tax Authority in writing in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to Tax by the jurisdiction.

(x)The charges, accruals, and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Financial Statements filed with the SEC prior to the date hereof are adequate, in accordance with GAAP, to cover Taxes payable by the Company and its Subsidiaries with respect to periods ending on or prior to the date of such Company Financial Statements.

(xi)None of the Company, its Subsidiaries, or their Affiliates has taken any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Integrated Transaction from qualifying for the Intended Tax Treatment.

As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) shall mean all federal, state, local and foreign income, profits, capital gain, franchise, gross receipts, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, and information returns) supplied or required to be supplied to a Tax Authority relating to Taxes, including any amendment thereof or attachment thereto and (C) the term “Tax Authority” means with respect to any Tax, the governmental authority responsible for the imposition, assessment, collection or other administration or enforcement of such Tax.

(m)Labor Matters.

(i)Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is the subject of any proceeding asserting that the Company or any of its Subsidiaries is seeking to compel it to bargain with any labor union or labor organization.

(ii)Except as set forth in Section 3.1(m)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union, labor organization or works council. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, there has not been, since the Applicable Date, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

(iii)Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable Laws in respect of employment, employment practices, classification, labor, terms and conditions of employment and wages and hours with respect to the Company Employees and independent contractors.

(iv)Except for such matters that, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect, with respect to Company Employees and independent contractors, the Company and its Subsidiaries have not received written notice of any pending or threatened (A) unfair labor practice charge or complaint before the National Labor Relations Board or any other Governmental Entity against them, (B) employee or labor complaints, grievances or arbitrations in each case, against or with respect to them, (C) charge or complaint against or with respect to them before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices or (D) investigation against or with respect to them by any Governmental Entity responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws, in each case, by any Company Employees alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(n)Intellectual Property.

(i)Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has the right to use all Intellectual Property (1) owned or purported to be owned by the Company or any of its Subsidiaries or (2) otherwise used in or necessary for the conduct of the business of the Company or any of its Subsidiaries as conducted as of the date hereof (together, the “Material Intellectual Property”).

(ii)Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023: (A) no written claim of invalidity, unenforceability or conflicting ownership rights with respect to any Material Intellectual Property has been made by a third party (other than in office actions or other communications issued by trademark or patent examiners in the ordinary course of prosecution); (B) no such Material Intellectual Property is the subject of any pending or, to the Knowledge of the Company, threatened, Action, suit or claim or other proceeding, or, to the Knowledge of the Company, investigation before any court or the United States Patent and Trademark Office, the United States Copyright Office or similar governmental agencies worldwide; (C) no person or entity has given written notice to the Company or any of its Subsidiaries that the use of any Material Intellectual Property by the Company, any of its Subsidiaries or any licensee of the Company or any of its Subsidiaries, or the conduct of the business of the Company or any of its Subsidiaries, is infringing, misappropriating or violating any Intellectual Property rights of any third party; (D) the conduct of the business of the Company and its Subsidiaries and the use of the Material Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or violate, and since January 1, 2023, has not infringed, misappropriated or violated any Intellectual Property right of any third party; and (E) to the Knowledge of the Company, since January 1, 2023, no other Person has violated, misappropriated, diluted or infringed any rights under any Material Intellectual Property owned by the Company or any of its Subsidiaries.

(iii)Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of any material confidential information or trade secrets included in the Material Intellectual Property. To the Knowledge of the Company, since January 1, 2023, there has been no unauthorized access or use by, or unauthorized disclosure to, any Person of any such material confidential information or trade secrets, except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iv)Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) to the Knowledge of the Company, since January 1, 2023, the software, hardware and other information technology systems owned or otherwise used by the Company or any of its Subsidiaries (collectively, “Company IT Systems”), have not failed or been subject to any unauthorized access or other breach of security; (B) the Company and each of its Subsidiaries have commercially reasonable security measures in place to protect the Company IT Systems from unlawful use or access by any third party; and (C) the Company and its Subsidiaries have in place commercially reasonable incident response and disaster recovery plans for the Company IT Systems.

(v)Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) since January 1, 2023, the Company and its Subsidiaries have not experienced any unauthorized access to or other breach of security with respect to the information technology systems of the Company and its Subsidiaries, including any breaches that resulted in unauthorized access to or disclosure of Personal Data, or breaches that disrupted access to or the proper functioning of those systems; and (ii) since January 1, 2023, the Company and its Subsidiaries have complied with all applicable Laws and with their own respective publicly posted privacy policies relating to the collection, storage, use, disclosure and transfer of any information held by the Company or its Subsidiaries that can reasonably be used to identify an individual natural person, including any Personal Data.

As used in this Agreement, (i) “Intellectual Property” means all of the following, as they exist anywhere in the world, whether registered or unregistered: (A) trademarks, service marks, certification marks, Internet domain names, taglines, social media identifiers, brand names, corporate names, logos, trade dress, trade names and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals thereof; (B) inventions and all patents, and applications therefor, including divisions, provisionals, continuations, continuations-in-part, and all renewals, extensions, reexaminations and reissues thereof; (C) trade secrets, know-how, data, processes, procedures, databases, and all other proprietary information and rights; (D) published and unpublished works of authorship, copyrights therein and thereto, designs, and all registrations and applications therefor, and all renewals and extensions thereof; and (E) computer software programs or applications, including all source code, object code, specifications, designs and documentation related thereto and (ii) “Personal Data” means any information held by the Company or its Subsidiaries that can reasonably be used to identify an individual natural person, including any information defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Law and that is regulated by such applicable Law.

(o)Insurance. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, all fire and casualty, general liability, motor carrier liability, business interruption, sprinkler and water damage insurance policies and other insurance policies maintained by the Company or any of its Subsidiaries: (A) are in full force and effect and all premiums due with respect thereto have been paid; (B) have been made available by the Company to Parent prior to the date of this Agreement; and (C) provide coverage for the applicable operations conducted by the Company and its Subsidiaries of a scope and coverage reasonably consistent with customary industry practice for such type of policies.

(p)Contracts.

(i)As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following Contracts (excluding any Benefit Plan): (A) any Contract with respect to indebtedness for borrowed money, any financial guaranty thereof or the mortgaging pledging or otherwise placing a Lien on any of their assets, in each case, in excess of $10,000,000, other than indebtedness between and among the Company and its wholly owned Subsidiaries; (B) any Contract that purports to prohibit the Company or any of its Subsidiaries from competing in any material respect in any business line, with any Person or in any geographic area that, in either case, is material to the operation of the Company’s and its Subsidiaries’ business, taken as a whole; (C) any Contract that involves any exchange-traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument with a fair market value in excess of $10,000,000; (D) any Contract that involved expenditures or receipts by the Company or any of its Subsidiaries of more than $10,000,000 in 2025 or by its terms contemplates expenditures or receipts by the Company or any of its Subsidiaries of more than $10,000,000 in 2026; (E) any Contract that involved, since January 1, 2025, the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets composing a business or capital stock or other equity interests of another Person (other than acquisitions or dispositions of assets, capital stock and other equity interests by and among the Company and its Subsidiaries) in an amount in excess of $10,000,000; (F) any Contract (other than this Agreement) that (x) is not terminable on ninety (90) days or less notice or (y) by its terms prohibits the payment of dividends or other distributions by the Company or any of its Subsidiaries; (G) any joint venture or partnership that is material to the Company and its Subsidiaries, taken as a whole; (H) any Company Real Property Lease material to the operation of the Company’s and its Subsidiaries’ business, taken as a whole; (I) any Contract that contains a put, call, right of first refusal or right of first negotiation, right of first offer, redemption, repurchase or similar right that is material to the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries would be required to, or have the option or right to, purchase or sell, as applicable, any equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any Person; (J) any settlement agreement or similar Contract with a Governmental Entity or order to which the Company or any of its Subsidiaries is a party involving future performance by the Company or any of its Subsidiaries in any such case that is material to the Company and its Subsidiaries, taken as a whole; (K) any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate payments in excess of $10,000,000; (L) any Contract containing covenants of the Company or any of its Subsidiaries to indemnify or hold harmless another Person or make any “earn-out” or other contingent payment to another Person, unless such obligation to such Person contained in such Contract would not reasonably be expected to exceed $10,000,000; (M) any Contract pursuant to which the Company or any of its Subsidiaries grants to a third party or receives from a third party a license or any other right with respect to any Material Intellectual Property (other than (x) Contracts pursuant to which the annual fees are less than

$3,000,000, (y) non-exclusive licenses granted to service providers in connection with the provision of services to the Company or any of its Subsidiaries or (z) Contracts with employees and contractors on forms that have been made available to Parent pursuant to which such individual assigns rights in Intellectual Property to the Company or any of its Subsidiaries); (N) any Contract in excess of $10,000,000 per annum that (x) grants to any third Person any material exclusive license or supply or distribution agreement or other similar material exclusive rights or (y) grants to any third Person any “most favored nation” rights and is expected to result in aggregate payments to the Company or any of its Subsidiaries, in each case of clauses (x) or (y), in excess of $10,000,000 per annum; (O) any Contract in excess of $10,000,000 per annum involving the performance of services or delivery of goods, products or developmental, consulting or other services commitments by the Company or any of its Subsidiaries as to which any Major Customer is a counterparty (the “Customer Contracts”); (P) any Contract in excess of $10,000,000 per annum involving the performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries as to which any Major Supplier is a counterparty (the “Supplier Contracts”); (Q) any indemnification agreement between any Indemnified Party, on the one hand, and the Company or any of its Subsidiaries, on the other hand; and (R) any Contract deemed to be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 3.1(p)(i), together with all amendments, extensions, modifications, guarantees and supplements thereto, being referred to in this Agreement as “Company Material Contracts”).

(ii)Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party, is in material breach of or default under the terms of any Company Material Contract; (B) each Company Material Contract is a valid and binding obligation of the Company or its Subsidiaries which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception; and (C) neither the Company nor any of its Subsidiaries has received any written, or, to the Knowledge of the Company, oral, notice of termination or breach with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, any Company Material Contract. Except for any Company Material Contracts filed without redaction as exhibits to the Company Reports, a copy of each Company Material Contract has been made available to Parent.

(q)Real Property.

(i)Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) the Company or a Subsidiary of the Company, as applicable, owns good, defensible, and marketable fee simple title to each real property owned by the Company or any Subsidiary (such property collectively, the “Company Owned Real Property”), and (B) the Company or a Subsidiary of the Company, as applicable, has a good and valid leasehold or subleasehold interest in each lease, sublease and other agreement and in each parcel of Company Leased Real Property, under or with respect to which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Company Leased Real Property” and such leases, subleases and other agreements, together with all amendments, extensions, modifications, guarantees and supplements thereto, are, collectively, the “Company Real Property Leases”), in each case is free and clear of all Liens, title defects and title exceptions other than any Permitted Tax Liens and Liens that are not individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (1) each Company Real Property Lease is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Bankruptcy and Equity Exception and (2) neither the Company nor any Company Subsidiary, as applicable, has given to or received from any lessor or sublessor of such Company Leased Real Property any written notice of, nor does there exist, any default, event or circumstance that with notice or lapse of time, or both, would constitute a default on the part of the Company or, if applicable, a Subsidiary or, to the Knowledge of the Company, the lessor or sublessor thereunder of such Company Leased Real Property.

(ii)Except as does not and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property or the Company Leased Real Property (other than the Company Real Property Leases) that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or the Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon, and (B) there are no outstanding options or rights of first refusal, first offer or first negotiation in favor of any other party to purchase or lease any Company Owned Real Property or any portion thereof or interest therein.

(iii)Except as does not and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy any portion of a Company Owned Real Property or Company Leased Real Property that would reasonably be likely to adversely affect the existing use of such Company Owned Real Property or Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon.

(iv)There is no pending or, to the Knowledge of the Company, threatened condemnation, eminent domain or similar proceeding with respect to any Company Owned Real Property or Company Leased Real Property, except proceedings which would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(v)Except as does not and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, all buildings, structures, fixtures and improvements and all other physical elements of each parcel of Company Owned Real Property and Company Leased Real Property: (A) are in adequate operating condition and repair, subject to ordinary wear and tear, and are structurally sound and free of any material defects, and (B) are in compliance with zoning, building and other similar restrictions.

(r)Customer and Supplier Relationships. Section 3.1(r) of the Company Disclosure Letter sets forth a true, correct and complete list of the ten (10) largest customers of the Company (based on gross revenue in calendar year 2025) (“Major Customers”). Section 3.1(r) of the Company Disclosure Letter sets forth a true, correct and complete list of the ten (10) largest suppliers of the Company (based on aggregate purchases made by the Company in calendar year 2025) (“Major Suppliers”). Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, during the twelve (12) months prior to the date of this Agreement, no Major Customer or Major Supplier has provided notice in writing that it will permanently stop or materially decrease purchasing or supplying services, materials or products from or to the Company or is otherwise involved in, or, to the Knowledge of the Company, is threatening, a material dispute with the Company or any of its Subsidiaries.

(s)Brokers and Finders. Neither the Company nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees or commissions or finder’s fees in connection with the Transactions, except that the Company has employed Goldman Sachs & Co. LLC and RBC Capital Markets, LLC (the “Company Financial Advisors”) as its financial advisors whose fees are set forth on Section 3.1(s) of the Company Disclosure Letter and will be paid by the Company at its sole cost and expense. The Company has delivered to Parent prior to the execution of this Agreement complete and correct copies of all agreements under which such fee, commission or other like payment is payable and any related indemnification and other agreements.

(t)Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading or (ii) the Joint Proxy Statement/Prospectus will, at the time it is first distributed to the Company’s stockholders and Parent’s stockholders and at the time of each of the Company Stockholder Meeting and Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Titanium Merger Sub or Forward Merger Sub for inclusion or incorporation by reference therein.

(u)Opinion of Financial Advisor. The Company Board has received the opinions of the Company Financial Advisors to the effect that, as of the date of such opinions and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the consideration to be received by the holders of Company Shares (other than Parent, Titanium Merger Sub, Forward Merger Sub and their respective Affiliates) in the Mergers, taken together as an integrated transaction, is fair, from a financial point of view, to such holders.

(v)Confidentiality and Other Agreements. Neither the Company nor any of its Subsidiaries is party to or bound by (i) any standstill agreements or exclusivity agreements or (ii) any confidentiality agreements that contain exclusivity provisions or standstill provisions in each case that would prohibit or restrict the Company or any of its Subsidiaries from engaging in any acquisition, disposition, joint venture or strategic alliance or other similar transaction or any solicitation of proxies in respect of such transactions with any third party or its Subsidiaries or Affiliates.

(w)No Other Representations or Warranties. The Company acknowledges that except for the representations and warranties contained in Section 3.2 (as modified by the Parent Disclosure Letter) or the certificate delivered pursuant to Section 5.3(b), none of Parent, Titanium Merger Sub, Forward Merger Sub nor any other Person on behalf of Parent, Titanium Merger Sub, Forward Merger Sub or any other Subsidiary of Parent makes any other express or implied representation or warranty with respect to Parent or Titanium Merger Sub, Forward Merger Sub or any Subsidiary of Parent or the Transactions and any other assets, rights or obligations to be transferred hereunder or pursuant hereto, and Titanium Merger Sub and Forward Merger Sub disclaim any other representations or warranties, whether made by Parent, Titanium Merger Sub or Forward Merger Sub or any of their Affiliates or their respective directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives (such directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives, collectively, the “Representatives”).

3.2Representations and Warranties of Parent, Titanium Merger Sub and Forward Merger Sub. Except as set forth (i) in the Parent Reports filed with the SEC from and after the Applicable Date through three (3) days prior to the date of this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors” or any other disclosure of risks included in any “forward-looking statements” section or any other disclosures that are predictive or forward-looking in nature, in each case, other than any factual information contained therein) or (ii) in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent, Titanium Merger Sub and Forward Merger Sub each hereby represents and warrants to the Company that:

(a)Organization, Good Standing and Qualification. Each of Parent, Titanium Merger Sub and Forward Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in such good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably expected to have a Parent Material Adverse Effect or prevent the ability of Parent to consummate the Transactions (provided that the Transactions, for purposes of Parent’s representations and warranties, shall not include any Financing). Parent has made available to the Company a complete and correct copy of the charter and bylaws or comparable governing documents of Parent, Titanium Merger Sub and Forward Merger Sub, each as in effect on the date of this Agreement. As used in this Agreement, “Parent Material Adverse Effect” means an Effect that, when considered individually or in the aggregate with all other Effects, is or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole; provided that no change or development resulting from or arising out of any of the following, alone or in combination, shall be deemed to constitute or be taken into account in determining whether there has been a Parent Material Adverse Effect:

(A)changes or developments in economic, business or labor conditions generally in the United States or other countries in which Parent or any of its Subsidiaries conduct operations, including (1) any changes or developments in or affecting the securities, credit or financial markets, (2) any changes or developments in or affecting interest, currency or exchange rates, commodity prices, tariffs, anti-dumping or countervailing duties, surtaxes or any trade wars or (3) the effect of any potential or actual government shutdown, except to the extent such changes or developments have a disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate;

(B)changes or developments in or affecting the industry or industries in which Parent or any of its Subsidiaries operate (including such changes or developments resulting from general economic conditions), except to the extent that such changes or developments have a disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate;

(C)the announcement of this Agreement and the Transactions, including changes, developments, Effects or events as a result of the identification of the Company or any of its Affiliates, provided that this clause (C) shall not apply to any representation or warranty set forth in Section 3.2(d)(ii) (or any condition to any party’s obligation to consummate the Mergers relating to such representation or warranty) to the extent that such representation or warranty addresses the consequences of any Effect arising out of, relating to or resulting from the execution and delivery of this Agreement or the consummation of the Mergers;

(D)changes or developments arising out of acts of terrorism or sabotage, civil disturbances or unrest, war (whether or not declared), the commencement, continuation or escalation of a war or military action, acts of hostility, weather conditions or other acts of God (including storms, earthquakes, floods or other natural disasters or changes due to the outbreak or continuation of any epidemic, pandemic or other health crisis), including any actual or threatened material worsening of such conditions, except to the extent that they have a disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate;

(E)actions expressly required of Parent under this Agreement;

(F)any Action alleging breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions (it being understood and agreed that the exception in this clause (F) shall apply to the Effects arising out of, relating to or resulting from the bringing of such Action and not those arising out of, relating to or resulting from an actual breach or violation of law);

(G)changes or developments after the date hereof in applicable Laws, regulatory policies or the definitive interpretations thereof, except to the extent that such changes or developments have a disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate;

(H)changes or developments after the date hereof in GAAP or any foreign equivalents thereof or the interpretations thereof, except to the extent that such changes or developments have a disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate;

(I)any failure by Parent to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change or development underlying such failure constitutes, has resulted in, or contributed to, a Parent Material Adverse Effect; and

(J)a decline in the price or trading volume of Parent’s common stock or any change in the ratings or ratings outlook for Parent or any of its Subsidiaries; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change or development, underlying such decline or change constitutes, has resulted in, or contributed to, a Parent Material Adverse Effect.

(b)Capital Structure.

(i)The authorized capital stock of Parent consists of (A) 2,000,000,000 Parent Shares, of which 724,927,934 Parent Shares were outstanding as of the close of business on April 16, 2026 and (B) 10,000,000 shares of Parent preferred stock, par value $0.001 per share (the “Parent Preferred Shares”), of which (x) 1,000,000 Parent Preferred Shares have been designated as Convertible Perpetual Preferred Stock (the “Convertible Perpetual Preferred Stock”), all of which were issued and outstanding as of the close of business on April 16, 2026, (y) 575,000 Parent Preferred Shares have been designated as 5.50% Series B Mandatory Convertible Preferred Stock (the “Series B Preferred Stock”) (and 11,500,000 depositary shares representing a 1/20th interest in each such share of Series B Preferred Stock) and (z) 200,000 Parent Preferred Shares have been designated as Series C Convertible Perpetual Preferred Stock (the “Series C Preferred Stock”), all of which were issued and outstanding as of the close of business on April 16, 2026. All of the outstanding Parent Shares have been duly authorized and are validly issued, fully paid and nonassessable.

(ii)As of the close of business on April 16, 2026, there were (A) 49,998,702 Parent Shares reserved for issuance under Parent’s 2024 Omnibus Incentive Plan (the “2024 Parent Plan”), including pursuant to awards outstanding, (B) 219,010,074 Parent

Shares issuable upon the exercise of warrants issued by Parent on June 6, 2024 to holders thereof, (C) 42,000,000 Parent Shares issuable upon the exercise of pre-funded warrants issued by Parent on July 19, 2024 to holders thereof, (D) 219,010,074 Parent Shares issuable upon conversion of shares of Convertible Perpetual Preferred Stock, (E) up to 34,848,450 Parent Shares issuable upon conversion of shares of Series B Preferred Stock and (F) up to 86,021,505 Parent Shares issuable upon conversion of shares of Series C Preferred Stock.

(iii)Each of the outstanding shares of capital stock or other equity securities of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or by one or more direct or indirect wholly owned Subsidiaries of Parent, free and clear of any Lien, except for such transfer restrictions of general applicability as provided under the Securities Act or other applicable securities Laws.

(iv)Except for any obligations pursuant to this Agreement, or as set forth in Sections 3.2(b)(i) and 3.2(b)(ii), there are no (A) shares of capital stock or other equity securities of Parent, (B) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Significant Subsidiaries to issue or sell any shares of capital stock or other equity securities of Parent or any of its Significant Subsidiaries or (C) securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from Parent or any of its Significant Subsidiaries, any equity securities of Parent or any of its Significant Subsidiaries (the items referred to in clauses (B) and (C) of or with respect to any Person, collectively, “Parent Equity Rights”), and no such Parent Equity Rights are authorized, issued or outstanding. None of Parent’s Subsidiaries own any shares of capital stock of Parent.

(v)Upon any issuance of any Parent Shares in accordance with the terms of the 2024 Parent Plan, such Parent Shares will be duly authorized, validly issued, fully paid and nonassessable. Neither Parent nor any of its Subsidiaries owns beneficially or of record any shares of capital stock or other Parent Equity Rights in any other Person that is not a Subsidiary of Parent with a fair market value that is material to Parent and its Subsidiaries, taken as a whole. Except as set forth above, Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(vi)There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Parent Equity Rights of Parent or any of its Subsidiaries.

(c)Corporate Authority and Approval. Each of Parent, Titanium Merger Sub and Forward Merger Sub has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, subject (i) in the case of the Parent Share Issuance, to the receipt of the Parent

Stockholder Approval, (ii) in the case of the Titanium Merger, to the receipt of the Titanium Merger Sub Sole Stockholder Approval and (iii) in the case of the Forward Merger, to the receipt of the Forward Merger Sub Sole Member Approval. The Parent Board has (A) determined that this Agreement, the Parent Share Issuance and the other Transactions are fair to and in the best interests of Parent and its stockholders, (B) approved and declared advisable this Agreement and the Transactions (including Parent Share Issuance and the Mergers), (C) directed that the Parent Share Issuance be submitted to a vote at a meeting of the holders of Parent Shares and (D) resolved (subject to Section 4.4) to recommend the approval of the Parent Share Issuance by the holders of Parent Shares. The board of directors of Titanium Merger Sub has unanimously (1) determined that this Agreement and the Transactions (including the Titanium Merger) are fair to and in the best interests of Titanium Merger Sub and its sole stockholder, (2) approved and declared advisable this Agreement and the Transactions (including the Titanium Merger) and (3) submitted this Agreement to the sole stockholder of Titanium Merger Sub for adoption thereby and recommended that the sole stockholder approve and adopt this Agreement and the Transactions. The sole member of Forward Merger Sub has (x) determined that this Agreement and the Transactions (including the Forward Merger) are fair to and in the best interests of Forward Merger Sub and its sole member and (y) approved and declared advisable this Agreement and the Transactions (including the Forward Merger). Except for (I) the approval of the Parent Share Issuance by a majority of votes cast in person or by proxy at the Parent Stockholder Meeting (the “Parent Stockholder Approval”), (II) the approval of this Agreement and the Titanium Merger by the sole stockholder of Titanium Merger Sub (the “Titanium Merger Sub Sole Stockholder Approval”) and (III) the approval of this Agreement and the Forward Merger by the sole member of Forward Merger Sub (the “Forward Merger Sub Sole Member Approval” and, collectively with the Titanium Merger Sub Sole Stockholder Approval, the “Sole Equityholder Approvals”), no other corporate or limited liability company proceedings (other than obtaining the approvals and making the filings contemplated by Section 1.4) on the part of Parent, Titanium Merger Sub or Forward Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by each of Parent, Titanium Merger Sub and Forward Merger Sub and, assuming this Agreement constitutes a valid and binding agreement of the Company, constitutes a valid and binding agreement of Parent, Titanium Merger Sub and Forward Merger Sub, enforceable against each of Parent, Titanium Merger Sub and Forward Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(d)Governmental Filings; No Violations; Etc.

(i)Other than the filings and/or notices (A) pursuant to Section 1.4, (B) under the HSR Act, and any other applicable antitrust, competition or similar Laws of any foreign jurisdiction, (C) under the rules of the NYSE, (D) with the SEC of the Joint Proxy Statement/Prospectus, and declaration of effectiveness under the Securities Act, of the Form S-4, (E) with the SEC under the Exchange Act and the rules and regulations promulgated thereunder and (F) pursuant to any applicable foreign or state securities or blue sky laws (clauses (A) through (F), collectively, the “Parent Approvals”), no notices, reports or other filings are required to be made by Parent, Titanium Merger Sub and Forward Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent, Titanium Merger Sub and Forward Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent, Titanium Merger Sub and Forward Merger Sub and the consummation of the Transactions, except those that the failure to make or obtain would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent the ability of Parent to consummate the Transactions.

(ii)Assuming compliance with the matters referenced in Section 3.2(d)(i) and receipt of the Parent Approvals, the execution, delivery and performance of this Agreement by Parent, Titanium Merger Sub and Forward Merger Sub do not, and the consummation by Parent, Titanium Merger Sub and Forward Merger Sub of the Transactions will not constitute or result in (A) assuming that the Parent Stockholder Approval and the Sole Equityholder Approvals are obtained, a breach or violation of, or a default under, the charter or bylaws or comparable governing documents of Parent, Titanium Merger Sub or Forward Merger Sub or the comparable governing instruments of any of Parent’s Subsidiaries (other than Titanium Merger Sub or Forward Merger Sub), (B) with or without notice, lapse of time or both, a breach or violation of, a termination or recapture (or right of termination or recapture) or a default under, the creation or acceleration of any Contract or the creation of any Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or (C) a violation of, or conflict with, any Order or Laws to which Parent or any of its Subsidiaries is subject (assuming that the Parent Stockholder Approval and the Sole Equityholder Approvals are obtained), except, in the case of clause (B) or (C) above, for any such breach, violation, termination or a recapture, default, creation, acceleration or change that, individually or in the aggregate, would not be reasonably expected to have a Parent Material Adverse Effect.

(iii)Since September 29, 2024, neither the Parent Board or any committee thereof or, to the Knowledge of Parent, any Governmental Entity has conducted any investigation of allegations that any current executive officer of Parent committed any violation of Law or written Parent policy regarding external business conduct, nor, to the Knowledge of Parent, is any such investigation pending or threatened in writing, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(e)Parent Reports; Financial Statements.

(i)Parent has filed or furnished, as applicable, (A) its annual report on Form 10-K for the fiscal years ended December 31, 2025, 2024 and 2023 (B) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2025, (C) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of Parent held since December 31, 2023 and (D) all other forms, reports, schedules, and other statements required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since the Applicable Date (clauses (A) through (D) together with any exhibits or schedules included or incorporated by reference in any such document and including any supplements, modifications or other amendments thereto, collectively, the “Parent Reports”). As of its respective date, and, if amended, supplemented or modified by a subsequent filing with the SEC since its respective date, as of the date of the last such amendment, supplement or modification, each Parent Report complied in all material respects with the applicable requirements of the Securities Act, the

Exchange Act and SOX, and any rules and regulations promulgated thereunder applicable to the Parent Report. Each registration statement, as amended or supplemented, if applicable, filed by Parent pursuant to the Securities Act since the Applicable Date, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. As of its respective date, and, if amended, supplemented or modified by a subsequent filing with the SEC since its respective date, as of the date of the last such amendment, supplement or modification, no Parent Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments from any comment letters received by Parent from the SEC relating to reports, statements, schedules, registration statements or other filings made by Parent with the SEC. Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC that are not publicly available and were received since the Applicable Date through the date of this Agreement relating to the Parent Reports and all written responses of Parent thereto through the date of this Agreement, other than those letters publicly available on EDGAR.

(ii)Each of the consolidated financial statements included or incorporated by reference into the Parent Reports (including the related notes and schedules) (the “Parent Financial Statements”) (A) has been prepared from, and is in accordance with, the books and records of Parent and its consolidated Subsidiaries, (B) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, (C) has been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the Parent Financial Statements or in the notes to the Parent Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments, none of which is material, and the absence of footnote disclosure) and (D) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of Parent and its Subsidiaries as of the date and for the periods referred to in the Parent Financial Statements.

(iii)Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including reasonable assurance (A) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (B) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on Parent’s financial statements. No significant deficiency, material weakness or fraud that involves management or other employees was identified in management’s assessment of internal control over financial reporting as of December 31, 2025. Parent maintains “disclosure controls and procedures” (as defined by Rule 13a-15 or 15d-15 under the Exchange Act). Such disclosure controls and procedures are, in all material respects, effective to ensure that all information required to be disclosed by Parent is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC to allow timely decisions regarding required disclosure within the time periods specified in the SEC’s rules and forms, and the Exchange Act and the Securities Act. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s outside auditors and the audit committee of the Parent Board (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, all of which information described in clauses (x) and (y) above has been disclosed by Parent to the Company prior to the date of this Agreement.

(iv)The principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) have made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Parent Reports, and the statements contained in such certifications were and are true and complete on the date such certifications were made.

(f)Absence of Certain Changes. (i) Since January 1, 2026 through the date hereof, (A) Parent and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice (other than actions taken by Parent expressly contemplated by this Agreement and the Transactions) and (B) there has not been any Effect that, individually or in the aggregate, has had or is reasonably expected to have a Parent Material Adverse Effect. (ii) Since January 1, 2026 through the date hereof, there has not been any action taken or agreed to be taken by Parent that, if taken during the period from the date of this Agreement through the Titanium Merger Effective Time, would have required the prior consent of the Company pursuant to Section 4.2(iv).

(g)Litigation and Liabilities. Except as set forth in the annual, quarterly and current reports filed by Parent with the SEC from and after January 1, 2025 through three (3) days prior to the date of this Agreement, to the extent that it is reasonably apparent that a disclosure therein is applicable to any particular representation or warranty set forth in this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” section in such reports), there are no Actions pending or, to the Knowledge of Parent, threatened against Parent, Titanium Merger Sub or Forward Merger Sub that seek to enjoin or would, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, individually or in the aggregate, is reasonably expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries or any of their respective properties or assets is a party to, or in default under, any Order which, individually or in the aggregate, would have a Parent Material Adverse Effect.

(h)Compliance with Laws. The businesses of Parent have not been since the Applicable Date, and are not being, conducted in violation of any applicable Laws, except for violations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(i)Taxes.

In each case of clauses (i)-(x) of this Section 3.2(i), except as would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)Parent and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed or caused to be duly and timely filed (in each case taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all respects, (B) have timely paid all Taxes that are required to be paid (after giving effect to any valid extensions of time in which to make such payment) by any of them and have timely withheld and remitted all Taxes that Parent or any of its Subsidiaries is required to withhold and remit from amounts owing to any employee, creditor or other Person, except with respect to matters contested in good faith and for which adequate reserves have been established on the Parent Financial Statements to the extent, if any, required in accordance with GAAP and (C) have not waived any statute of limitations applicable to any Tax Return or agreed to any extension of time within which to make an assessment of Tax, which waiver or extension is currently in effect.

(ii)No audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters of Parent or any of its Subsidiaries are pending or have been threatened in writing. Each assessed deficiency resulting from any audit or examination relating to a material amount of Taxes by any Tax Authority (A) has been timely paid or otherwise finally resolved or (B) is being contested in good faith through appropriate proceedings and has been adequately reserved for on the Parent Financial Statements to the extent, if any, required in accordance with GAAP.

(iii)Neither Parent nor any of its Subsidiaries (A) is a party to any Tax-allocation, Tax-sharing, Tax-indemnity or similar Contract (other than (I) Contracts in each case (X) entered into in the ordinary course of business and (Y) not primarily relating to Taxes or (II) any such Contract between or among solely Parent and/or its Subsidiaries) or (B) has requested or is subject to any IRS private letter ruling or closing agreement (within the meaning of Section 7121 of the Code) or any comparable ruling from or agreement with any other Tax Authority.

(iv)There are no Liens for unpaid Taxes on the assets of Parent or any of its Subsidiaries, except for Permitted Tax Liens.

(v)Neither Parent nor any of its Subsidiaries (A) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than any such affiliated group the common parent of which is Parent) or (B) has any liability for

Taxes of any Person (other than Parent and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, by contract (other than contracts described in the parenthetical contained in Section 3.2(i)(iii)(A)) or otherwise.

(vi)During the two (2)-year period ending on the date of this Agreement, neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify under Section 355 of the Code.

(vii)Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(viii)Except to the extent specifically and adequately reserved for, in accordance with GAAP, on the Parent Financial Statements, neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting made prior to the Closing, (B) installment sale or open transaction disposition made prior to the Closing or (C) prepaid amount received prior to the Closing, outside of the ordinary course of business.

(ix)No claim has been made by a Tax Authority in writing in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that it is or may be subject to Tax by the jurisdiction.

(x)The charges, accruals, and reserves for Taxes with respect to Parent and its Subsidiaries reflected on the Parent Financial Statements filed with the SEC prior to the date hereof are adequate, in accordance with GAAP, to cover Taxes payable by Parent and its Subsidiaries with respect to periods ending on or prior to the date of such Parent Financial Statements.

(xi)None of Parent, its Subsidiaries (including Titanium Merger Sub and Forward Merger Sub), or their Affiliates has taken any action or knows any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Integrated Transaction from qualifying for the Intended Tax Treatment.

(j)Financing Commitments. As of the date of this Agreement, Parent has delivered to the Company a true and complete copy of the executed debt financing commitment letter, dated April 15, 2026, by and among QXO Building Products, Inc. (“QXOBP”), Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, Wells Fargo Bank, National Association and Wells Fargo Securities LLC, including all exhibits, schedules, annexes and amendments to such letter in effect on the date hereof (the “Commitment Letter”) and a true and correct copy of any related fee letters (provided that fees, “market flex” provisions, “securities demand” provisions, pricing terms and other economic provisions or commercially sensitive terms may be redacted so long as they would not reasonably be expected to reduce the aggregate principal amount of the Debt Financing below the amount required to pay the Required Amount (after taking into account any other Financing, if any, and available cash and cash equivalents of Parent and the Company), adversely affect the enforceability of, or the termination right under, the Commitment Letter, or impose additional conditions, or otherwise amend modify or expand any condition, to the funding of the Debt Financing). The debt financing committed pursuant to the Commitment Letter is collectively referred to in this Agreement as the “Debt Financing”. The Commitment Letter is in full force and effect as of the date of this Agreement, and the commitments contained in each Commitment Letter have not been withdrawn, modified, rescinded or terminated or otherwise amended, supplemented or modified in any respect prior to the date of this Agreement. As of the date of this Agreement, each Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of QXOBP, and, to the Knowledge of Parent, the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law). Assuming that the Debt Financing is received as contemplated by the Commitment Letter, the aggregate amount of net proceeds from the Debt Financing, together with the net proceeds of any other Financing and available cash and cash equivalents of Parent and the Company, will be, as of the Closing Date, sufficient to satisfy all of Parent’s cash payment obligations under this Agreement on the Closing Date and to pay all fees and expenses required to be paid by it on the Closing Date in connection with the transactions contemplated by this Agreement and any Financing (such amount, the “Required Amount”). There are no side letters or other written agreements or Contracts relating to the Debt Financing contemplated by the Commitment Letter to which Parent or any of its Subsidiaries is a party relating to the Commitment Letter or the Debt Financing that would impose additional conditions, or otherwise amend, modify or expand any condition, to the funding of the Debt Financing on the Closing Date or would be reasonably likely to (i) adversely affect the conditionality or enforceability of, or termination rights under, the Commitment Letter or the availability of the Debt Financing on or prior to the Closing Date or (ii) reduce the aggregate amount of the Debt Financing below the amount required to pay the Required Amount (after taking into account any other Financing, if any, and available cash and cash equivalents of Parent and the Company), other than the Commitment Letter and other than customary engagement letters, fee letters or fee credit letters (which engagement letters, fee letters and fee credit letters do not contain terms that would impact the conditionality or reduce the amount of the Debt Financing below the amount required to pay the Required Amount (after taking into account any other Financing, if any, and available cash and cash equivalents of Parent and the Company)). As of the date of this Agreement, (A) no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach by Parent of any terms or conditions set forth in the Commitment Letter or, to the Knowledge of Parent, any other party thereto under any term or condition of the Commitment Letter and (B) subject to the satisfaction of the conditions contained in Sections 5.1 and 5.2 hereof, Parent does not have any reason to believe that the Debt Financing contemplated by the Commitment Letter in an amount required to pay the Required Amount (after taking into account any other Financing, if any, and available cash and cash equivalents of Parent and the Company) will not be available to QXOBP at the Closing. Parent has fully paid all commitment fees or other fees, if any, required by the Commitment Letter to be paid on or prior to the date of this Agreement. Notwithstanding anything to the contrary herein, each of Parent and Titanium Merger Sub expressly acknowledge and agree that obtaining the Financing is not a condition to the Titanium Merger or the Closing or the obligations of each Parent and Titanium Merger Sub to consummate the Transactions.

(k)Capitalization of Titanium Merger Sub. The authorized capital stock of Titanium Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are duly authorized, validly issued, fully paid, non-assessable and outstanding. All of the issued and outstanding capital stock of Titanium Merger Sub is, and at the Titanium Merger Effective Time will be, owned by QXOBP, which is a wholly owned Subsidiary of Parent for U.S. federal income Tax purposes. Titanium Merger Sub has been formed solely for the purpose of engaging in the Transactions and, prior to the Titanium Merger Effective Time, will not have engaged in any business activities, other than activities related to the Transactions.

(l)Capitalization of Forward Merger Sub. The authorized capital of Forward Merger Sub consists solely of limited liability company interests, all of which are validly issued, fully paid, non-assessable and outstanding. All of the issued and outstanding capital of Forward Merger Sub is, and at the Forward Merger Effective Time will be, owned by QXOBP. Forward Merger Sub has been formed solely for the purpose of engaging in the Transactions and, prior to the Forward Merger Effective Time, will not have engaged in any business activities, other than activities related to the Transactions. For U.S. federal income Tax purposes, Forward Merger Sub is disregarded as an entity separate from QXOBP.

(m)Ownership of Company Capital Stock; Certain Arrangements. None of Parent, Titanium Merger Sub, Forward Merger Sub or any of their respective Subsidiaries or Affiliates owns, nor will they own prior to the Closing Date (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any other shares of capital stock of the Company or other securities convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries (other than as contemplated by this Agreement). There are no agreements, arrangements or understandings between Parent, Titanium Merger Sub, Forward Merger Sub or any of their respective Subsidiaries or Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to the Company or the Transactions. Neither Parent nor any of its Subsidiaries, or the “affiliates” or “associates” of any such entity is, and at no time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL. Other than this Agreement, there are no Contracts or any commitments to enter into any Contract between Parent, Titanium Merger Sub, Forward Merger Sub or any of their respective Affiliates, on the one hand, and any director, officer, employee or stockholder of the Company, on the other hand, relating to the Transactions or the operations of the Titanium Surviving Corporation or the Forward Surviving Company after the Titanium Merger Effective Time or the Forward Merger Effective Time, respectively.

(n)Brokers and Finders. Neither Parent nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees or commissions or finder’s fees in connection with the Transactions, except that Parent has employed Morgan Stanley & Co. LLC as its financial advisor whose fees and expenses are set forth on Section 3.2(n) of the Parent Disclosure Letter and will be paid by Parent at its sole cost and expense. Parent has delivered to the Company prior to the execution of this Agreement complete and correct copies of all agreements under which such fee, commission or other like payment is payable and any related indemnification and other agreements.

(o)Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances in which they were made, not misleading or (ii) the Joint Proxy Statement/Prospectus will, at the time it is first distributed to each of the Company’s stockholders and Parent’s stockholders and at the time of each of the Company Stockholder Meeting and Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances in which they were made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

(p)Solvency. None of Parent, Titanium Merger Sub or Forward Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming (i) the satisfaction of the conditions contained in Section 5.1 and (ii) the accuracy as of the Titanium Merger Effective Time of the representations and warranties of the Company in Section 3.1 in all material respects, Parent will, after giving effect to all of the Transactions, including the payment of the aggregate Per Share Merger Consideration and the Merger Fractional Share Payout, all amounts to be paid pursuant to this Agreement and all costs and expenses of the Mergers and all other amounts required to be paid in connection with the consummation of the Transactions, be Solvent at and immediately after the Forward Merger Effective Time. As used in this Section 3.2(p), the term “Solvent” means, as of any time of determination, with respect to any Person, that (A) the fair value of the assets of such Person and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its Subsidiaries on a consolidated basis; (B) the present fair saleable value of the property of such Person and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (C) such Person and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (D) such Person and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

(q)Opinion of Financial Advisor. The Parent Board has received the written opinion (or an oral opinion to be confirmed in writing) of Morgan Stanley & Co. LLC to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the consideration to be paid to the holders of Company Shares (other than Parent, Titanium Merger Sub, Forward Merger Sub or any other Subsidiary of Parent, and excluding Company Shares held in treasury by the Company or any of its Subsidiaries and Dissenting Shares) pursuant to this Agreement is fair from a financial point of view to Parent.

(r)No Other Representations or Warranties. Parent, Titanium Merger Sub and Forward Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company or any Subsidiary of the Company makes, or has made, any other express or implied representation or warranty with respect to the Company or any Subsidiary of the Company or the Transactions and any other assets, rights or obligations to be transferred hereunder or pursuant hereto, and Parent, Titanium Merger Sub and Forward Merger Sub are not relying on any representation or warranty, and the Company disclaims any other representations or warranties, whether made by the Company, any of its Affiliates or their respective Representatives, except for the representations and warranties contained in Section 3.1 (as modified by the Company Disclosure Letter) or the certificate delivered pursuant to Section 5.2(b).

ARTICLE IV

Covenants

4.1Interim Operations of the Company. From the date of this Agreement until the earlier of the Titanium Merger Effective Time and termination of this Agreement in accordance with its terms, the Company covenants and agrees as to itself and each of its Subsidiaries that it will use its commercially reasonable efforts, unless Parent shall otherwise approve in writing, to cause the business of it and its Subsidiaries to be conducted, in all material respects, in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to (a) preserve their business organizations, assets and lines of business intact, (b) maintain in effect all of their foreign, federal, state and local Licenses, permits, consents, franchises, approvals and authorizations that are material to the Company and its Subsidiaries, taken as a whole, (c) maintain all leases and all personal property (reasonable wear and tear excepted) that are material to the Company and its Subsidiaries, taken as a whole, used by the Company and its Subsidiaries and necessary to conduct its business in the ordinary course of business consistent with past practice (but with no obligation to renew or extend any lease or to otherwise exercise any rights or options it may have under any lease, including but not limited to rights to purchase or increase or decrease its current properties) and (d) maintain in all material respects its and their existing relations and goodwill with Governmental Entities, customers, suppliers, employees and agents. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the earlier of the Titanium Merger Effective Time and the termination of this Agreement in accordance with its terms, except (A) as otherwise expressly required by this Agreement, (B) as Parent may consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (C) as required by applicable Laws or definitive interpretations thereof or by any Governmental Entity or (D) as set forth in Section 4.1 of the Company Disclosure Letter, the Company will not, and will not permit any of its Subsidiaries, to:

(i)adopt any amendments to the Charter or its bylaws or, in the case of any Subsidiary that is not a corporation, similar applicable organizational documents;

(ii)(A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement), (B) acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of (other than as set forth in Section

4.1(iii)), or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, (C) take or omit to take any action that would cause any rights under Material Intellectual Property, including with respect to any registrations or applications for registration, to lapse, be abandoned or cancelled, or fall into the public domain, other than actions or omissions in the ordinary course of business consistent with past practice and not otherwise in violation of this Section 4.1 or (D) enter into a joint venture or partnership or similar third-party business enterprise;

(iii)acquire any assets or capital stock from any other Person, other than acquisitions of assets in the ordinary course of business consistent with past practice;

(iv)issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than (A) the issuance of Company Shares upon the exercise of Company Options and the settlement of RSU Awards and PSU Awards (and dividend equivalents thereon, if applicable) outstanding on the date of this Agreement or (B) the issuance of shares of capital stock by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company or (C) the issuance, sale, pledge, disposition of, grant, transfer, encumbrance, or authorization of the issuance, sale, pledge, disposition, grant, transfer or encumbrance of capital stock of any Subsidiary of the Company in connection with financing arrangements not restricted under this Agreement) or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible, exchangeable or exercisable securities;

(v)other than ordinary course trade credit or otherwise in an amount not to exceed $10,000,000, in each case, made in the ordinary course of business, make any loans, advances or capital contributions to or investments in any Person;

(vi)(A) declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to its capital stock, except for dividends by any wholly owned direct or indirect Subsidiary of the Company to the Company or any other wholly owned direct or indirect Subsidiary of the Company, (B) split, combine or reclassify the Company Shares or any other outstanding capital stock of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor, (C) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock of the Company, except for acquisitions, or deemed acquisitions, of Company Shares or other equity securities of the Company in connection with (1) the satisfaction of Tax withholding obligations with respect to Company Options, Company Restricted Stock Awards, RSU Awards or PSU Awards outstanding on the date of this Agreement, (2) the payment of the exercise price of Company Options outstanding on the date of this Agreement with Company Shares (including in connection with “net exercises”) and (3) forfeitures of Company Options, Company Restricted Stock Awards, RSU Awards or PSU Awards outstanding on the date of this Agreement, in the case of each of (1), (2) and (3), pursuant to their terms as in effect on the date of this Agreement, and except for acquisitions or deemed acquisitions of Company Shares or other equity securities of the Company or any of its wholly owned Subsidiaries by the Company or any of its wholly owned Subsidiaries or (D) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of the Company’s capital stock; provided that nothing contained herein shall prohibit dividends and distributions paid or made on a pro rata basis by direct or indirect Subsidiaries of the Company in the ordinary course consistent with past practice;

(vii)(x) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for any Indebtedness, other than any additional Indebtedness incurred under existing revolving credit facilities of the Company for working capital purposes in the ordinary course of business in an amount not to exceed $150,000,000 in the aggregate (provided that Parent’s prior written consent shall be required in respect of any incremental incurrence of Indebtedness thereunder in excess of $5,000,000) or (y) materially modify the terms of any Indenture or the Senior Notes or take any action that would result in a Default or Event of Default (each, as such term is defined in the applicable Indenture) under any Indenture or the Senior Notes. “Indebtedness” of any Person means (A) all indebtedness for borrowed money, (B) any other indebtedness which is evidenced by a note, bond, indenture, debenture or similar Contract, (C) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, other than trade payables incurred in the ordinary course of business, (D) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (E) all guarantees and arrangements having the economic effect of a guarantee of such Person of any other Indebtedness of any other Person (other than Indebtedness of the Company or any of its wholly owned Subsidiaries), (F) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or financial covenants of others, for the purpose of assuring the holder of any obligation which would constitute Indebtedness under any other clause of this definition of such others, or to purchase any other Person’s Indebtedness of the type referred to in any other clause of this definition or any security therefor (excluding any such obligation or undertaking by the Company or any Subsidiary thereof in respect of Indebtedness of the Company or any Subsidiary thereof, to the extent (1) such Indebtedness is in existence on the date hereof or is permitted hereby and (2) the terms of such Indebtedness require such obligation or undertaking), (G) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination) and (H) reimbursement obligations under (1) letters of credit, bank guarantees and other similar contractual obligations entered into by or on behalf of such Person or (2) surety, customs, reclamation or performance bonds other than, in the case of this clause (2), those entered into in the ordinary course of business consistent with past practice, in each case, excluding all intercompany obligations owing between or among any of the Company and any of its wholly owned Subsidiaries.

(viii)(A) release, assign, compromise, pay, discharge, waive, settle, agree to settle, or satisfy any Action against the Company or any of its Affiliates or its or their respective directors, officers, managers, employees or agents (including any Action relating to this Agreement or the Transactions) or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or (B)

waive any claims of substantial value of more than $10,000,000 in the aggregate, other than, (1) with respect to foregoing clause (A), that results solely in an obligation involving only the payment of money by the Company or its Subsidiaries that is either (x) of not more than $10,000,000 in the aggregate (after the application of insurance proceeds or an indemnity from a third Person), or (y) is fully reflected or reserved against in the Company’s consolidated balance sheet as of the end of the most recently completed fiscal quarter of the Company included in the Company Reports or (2) with respect to foregoing clauses (A) or (B), is permitted by Section 4.18;

(ix)make, commit to make or authorize any capital expenditure, other than capital expenditures that are in the ordinary course of business consistent with past practice, are consistent with the Company’s existing capital budget for 2026 made available to Parent and do not exceed $5,000,000 individually or $20,000,000 in the aggregate;

(x)make any material changes with respect to financial accounting policies or procedures, except as required by changes in GAAP or a Governmental Entity;

(xi)(A) enter into any Contract which would have been a Company Material Contract or Company Real Property Lease if entered into prior to the date hereof, (B) amend any Company Material Contract or Company Real Property Lease in any material respect or terminate any Company Material Contract or Company Real Property Lease or (C) waive or grant any release or relinquishment of any material rights under, or renew, any Company Material Contract or Company Real Property Lease, in each case, except for such actions with respect to customer Contracts or supplier Contracts or Company Real Property Leases, which actions are in the ordinary course of business consistent with past practice and are not otherwise in violation of Section 4.1 (and it being understood and agreed that if an action is expressly permitted pursuant to an exception to another clause of this Section 4.1, the entry into a Contract to take such action will not be prohibited by this clause (xi));

(xii)(A) make, change or revoke any material Tax election, (B) settle or compromise any audit or proceeding relating to a material Tax liability or material refund of Tax, (C) enter into any Tax sharing agreement (other than contracts described in the parenthetical contained in Section 3.1(l)(iii)(A)) or material closing agreement within the meaning of Section 7121 of the Code (or any comparable provision of state, local or foreign Tax Law), (D) change any material method of Tax accounting or Tax period, (E) except upon the request of a Tax Authority, execute any waivers extending the statutory period of limitations with respect to any material Tax Return, (F) file any amended income or other material Tax Return or (G) request any Tax ruling;

(xiii)acquire, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, fail to renew or allow to lapse or expire or otherwise dispose of (or agree to do, or grant any options, or rights of first refusal, first offer or first negotiation with respect to, any of the foregoing) any assets or businesses of the Company or its Subsidiaries, including any real property or capital stock of any of its Subsidiaries (collectively, “Company Transfers”), other than (A) equipment, inventory, supplies and other tangible assets in the ordinary course of business consistent with past practice, (B)

the mortgage, pledge or encumbrance of assets in connection with financing arrangements not restricted under this Agreement, to the extent such mortgage, pledge or encumbrance is required by the terms thereof and (C) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice;

(xiv)except as required by applicable Law or by the terms of a Benefit Plan in effect as of the date hereof, (A) grant any new rights to severance or termination payments or severance or termination benefits to any Company Service Provider, (B) increase the compensation or employee benefits of any Company Service Provider, (C) establish, adopt, terminate or amend any Benefit Plan (or any arrangement that would be a Benefit Plan if in effect on the date hereof) (other than any ordinary course changes to any Benefit Plan that is a group health plan that does not materially increase the Company’s cost with respect to such benefits) or any collective bargaining agreement, (D) take any action to accelerate the vesting, payment or funding of any compensation or benefits under any Benefit Plan with respect to any Company Service Provider; or (E) hire, promote or terminate the employment (other than for cause) of any Company Employee with a “Management-Level” description in the employee census (provided to Parent prior to the date hereof) of “VPO/Regional Manager” or above (the “VPO/Regional Managers”);

(xv)terminate or permit to lapse without replacing such policy with comparable coverage, or amend or cancel any material insurance policy in any manner that would be material to the Company and its Subsidiaries, taken as a whole; and

(xvi)agree, authorize or commit to do any of the foregoing, or authorize, recommend or announce an intention to do any of the foregoing.

4.2Interim Operations of Parent. From the date of this Agreement until the earlier of the Titanium Merger Effective Time and the termination of this Agreement in accordance with its terms, Parent covenants and agrees as to itself and each of its Subsidiaries that it will use its commercially reasonable efforts, from the date of this Agreement until the Titanium Merger Effective Time, unless the Company shall otherwise approve in writing, to cause the business of it and its Subsidiaries to be conducted, in all material respects, in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to (a) preserve their business organizations, assets and lines of business intact, (b) maintain in effect all of their foreign, federal, state and local Licenses, permits, consents, franchises, approvals and authorizations that are material to Parent and its Subsidiaries, taken as a whole, (c) maintain all leases and all personal property (reasonable wear and tear excepted) that are material to Parent and its Subsidiaries, taken as a whole, used by Parent and its Subsidiaries and necessary to conduct its business in the ordinary course of business consistent with past practice (but with no obligation to renew or extend any lease or to otherwise exercise any rights or options it may have under any lease, including but not limited to rights to purchase or increase or decrease its current properties) and (d) maintain in all material respects its and their existing relations and goodwill with Governmental Entities, customers, suppliers, employees and agents, in each case, except as set forth in Section 4.2 of the Parent Disclosure Letter. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the earlier of the Titanium Merger Effective Time and the termination of this Agreement in accordance with its terms, except (A) as otherwise required by this Agreement,

(B) as the Company may consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (C) as required by applicable Laws or definitive interpretations thereof or by any Governmental Entity or (D) as set forth in Section 4.2 of the Parent Disclosure Letter, Parent will not, and will not permit any of its Subsidiaries, to:

(i)adopt amendments to its charter or bylaws or, in the case of any Subsidiary that is not a corporation, similar applicable organizational documents, in each case, in any way that would prevent, materially delay or materially impair the ability of Parent, Titanium Merger Sub and Forward Merger Sub to consummate the Transactions or would discriminate against holders of Company Shares relative to other stockholders of Parent;

(ii)adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization (other than this Agreement), in each case, with respect to Parent, Titanium Merger Sub and Forward Merger Sub;

(iii)issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of Parent (other than (A) the issuance of any shares on the exercise, vesting or settlement of equity or equity-based awards of Parent, (B) the issuance of shares of capital stock by a wholly owned Subsidiary of Parent to Parent or another wholly owned Subsidiary of Parent, or (C) the issuance, sale, pledge, disposition of, grant, transfer, encumbrance, or authorization of the issuance, sale, pledge, disposition, grant, transfer or encumbrance of capital stock of any Subsidiary of Parent in connection with financing arrangements or in connection with any acquisition or other transaction by Parent or its Subsidiaries), in each case, to the extent not restricted under this Agreement;

(iv)(A) declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to its capital stock of Parent, other than for dividends required to be declared and paid pursuant to the terms of the Convertible Perpetual Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, (B) split, combine or reclassify the Parent Shares or any other outstanding capital stock of Parent or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor, (C) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock, except for acquisitions, or deemed acquisitions, of Parent Shares or other equity securities of Parent in connection with (1) the satisfaction of Tax withholding obligations with respect to the equity or equity-based awards of Parent outstanding on the date of this Agreement, (2) the payment of the exercise price of Parent options outstanding on the date of this Agreement with Parent Shares (including in connection with “net exercises”) and (3) forfeitures of equity or equity-based awards of Parent outstanding on the date of this Agreement, in the case of each of (1), (2) and (3), pursuant to their terms as in effect on the date of this Agreement, and except for acquisitions or deemed acquisitions of Parent Shares or other equity securities of Parent or any of its wholly owned Subsidiaries by Parent or any of its wholly owned Subsidiaries or (D) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of Parent’s capital stock or any of its Subsidiaries; provided that nothing contained herein shall prohibit dividends and distributions paid or made on a pro rata basis by direct or indirect Subsidiaries of Parent in the ordinary course consistent with past practice; or

(v)agree, authorize or commit to do any of the foregoing, or authorize, recommend or announce an intention to do any of the foregoing.

4.3No Solicitation by the Company.

(a)Except as expressly permitted by this Section 4.3, the Company shall, and shall cause each of its Affiliates and its and their Representatives to, (i) (A) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Company Acquisition Proposal, and promptly (but in any event within one (1) business day) after the date of this Agreement, if not already done so prior to the date of this Agreement, instruct any Person who entered into a confidentiality agreement with the Company that has not expired or been terminated in connection with any actual or potential Company Acquisition Proposal to return or destroy all such information or documents in accordance with the terms of such confidentiality agreement and (B) immediately terminate all physical and electronic data room access for such Person and their Representatives to diligence or other information regarding the Company or any of its Subsidiaries and (ii) from the date hereof until the Titanium Merger Effective Time or, if earlier, the termination of this Agreement in accordance with Article VI, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (including by granting any waiver under Section 203 of the DGCL), (B) other than informing Persons of the provisions contained in this Section 4.3, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish any non-public information or afford access to properties, books or records to any other Person in connection with or for the purpose of soliciting, initiating, encouraging or facilitating, a Company Acquisition Proposal or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle (whether written or oral, binding or nonbinding) with respect to, or take any action to support or in furtherance of, a Company Acquisition Proposal. Except to the extent necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 4.3 (and in such case only in accordance with the terms hereof), (1) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any confidentiality or standstill provision in any agreement to which the Company or any of its Subsidiaries is a party and (2) the Company shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement, and the Company shall, and shall cause its Subsidiaries to, immediately take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions (other than any termination of any standstill provision that occurs automatically upon the execution or announcement of this Agreement in accordance with the existing terms of any such agreement in effect as of the date hereof); provided that the Company shall be permitted to take any such action prohibited by the foregoing clause (1) if the Company receives a written request from a third party to take such action and the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, further, that the Company shall promptly (and in no event later than twenty-four (24) hours after taking such action) provide written notice to Parent that it has taken such action and the identity of the applicable third party.

(b)Notwithstanding anything to the contrary contained in Section 4.3(a) or any other provisions of this Agreement but subject to the first sentence of Section 4.3(c), if at any time from and after the date of this Agreement and prior to the date of the Company Stockholder Approval, the Company receives a bona fide, unsolicited written Company Acquisition Proposal from any Person, that did not result from a breach of this Section 4.3 by the Company, if the Company Board determines in good faith, (x) after consultation with outside financial advisors of nationally recognized reputation and outside legal counsel, that such Company Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Company Superior Proposal and (y) after consultation with outside legal counsel, in light of such Company Acquisition Proposal, the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law, then the Company may, directly or indirectly through its Representatives, (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person who has made such Company Acquisition Proposal; provided that the Company shall not provide any non-public information concerning the Company or any of its Subsidiaries to such Person unless such non-public information has been previously provided to, or is substantially simultaneously provided to, Parent and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal and such Person’s Representatives. For purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in any material respect to the Company than those contained in the Confidentiality Agreement, dated February 9, 2026, between the Company and Parent (the “Confidentiality Agreement”), provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 4.3 or by Parent with any of the provisions of Section 4.4.

(c)The Company shall promptly (and in no event later than twenty-four (24) hours after receipt) notify Parent (which notice shall be provided orally and in writing and shall identify the Person making the Company Acquisition Proposal or request for nonpublic information relating to the Company or any Subsidiary of the Company or for access to the properties, books or records of the Company or any Subsidiary of the Company that, in the Company Board’s good faith judgment, would reasonably be expected to give rise to or result in a Company Acquisition Proposal (“Company Request”) and, in each case, set forth in reasonable detail the material terms thereof and of any modification thereto) after receipt of any Company Acquisition Proposal or any Company Request, and shall promptly (and in no event later than twenty-four (24) hours after receipt) provide copies to Parent of any written Company Requests, proposals or indications of interest with respect to such Company Acquisition Proposal, and/or draft agreements relating to such Company Acquisition Proposal. Without limiting the foregoing, (i) the Company shall promptly (and in no event later than twenty-four (24) hours after making such determination) notify Parent if it determines to begin providing information or to engage in discussions or negotiations concerning a Company Acquisition Proposal and (ii) the Company shall keep Parent reasonably informed of any material developments regarding any Company Acquisition Proposal or Company Requests (including by promptly (and in no event later than twenty-four (24) hours after receipt) providing to Parent copies of any additional or revised written proposals or indications of interest with respect to such Company Acquisition Proposal, and/or draft agreements relating to such Company Acquisition Proposal) on a reasonably prompt basis (and in any event within twenty-four (24) hours) and on a daily basis at mutually agreeable times to be agreed in good faith by the parties, advise and confer with Parent (including on an outside legal counsel basis) regarding the process of negotiations concerning any Company Acquisition Proposal or Company Request and the material details (including material terms thereof and of any modification thereto) of any such Company Acquisition Proposal or Company Request and shall respond in good faith to questions reasonably asked by Parent (or its outside legal counsel) related thereto. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 4.3.

(d)Nothing contained in this Section 4.3 or in Section 4.10 shall prohibit the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act if, in the Company Board’s determination in good faith based on the advice of outside legal counsel, the failure to so disclose would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law or its obligations under applicable federal securities Law; provided that any such position or disclosure (other than any stop, look and listen communication that includes a reaffirmation of the Company Recommendation) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly and concurrently reaffirms the Company Recommendation.

(e)For purposes of this Agreement, “Company Acquisition Proposal” means (i) any inquiry, proposal or offer for or with respect to (or expression of interest by any Person that it is considering or may engage in) a merger, joint venture, partnership, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, business combination or similar transaction, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any Person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, 20% or more of the outstanding Company Shares or other securities of the Company or (iii) any inquiry, proposal or offer to (or expression by any Person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture or partnership, representing 20% or more of the consolidated total assets (including equity securities of its Subsidiaries), revenues, EBITDA or net income of the Company, in each case, other than the Transactions.

(f)For purposes of this Agreement, “Company Superior Proposal” means a bona fide, unsolicited written Company Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 80% of the outstanding Company Shares or more than 80% of the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors of nationally recognized reputation, is reasonably likely to be completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein, and the Person making such Company Acquisition Proposal, (iii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors of nationally recognized reputation (taking into account any changes to this Agreement proposed by Parent in response to such Company Acquisition Proposal, and all financial, legal, regulatory and other aspects of such Company Acquisition Proposal, including all conditions contained therein, and the Person making such proposal, and this Agreement as well as post-closing synergies and pro forma economics, to the extent applicable), is more favorable to the stockholders of the Company (in their capacity as such) from a financial point of view than the Mergers and (iv) the definitive documentation in respect of which does not contain any due diligence or financing condition.

(g)The Company agrees that it will take the necessary steps promptly to inform its Subsidiaries and its Representatives of the obligations undertaken in this Section 4.3.

(h)Except as expressly permitted by Section 4.3(i) below, neither the Company Board or any committee thereof shall (i) (A) fail to include the Company Recommendation in the Joint Proxy Statement/Prospectus or any amendment thereof, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer that constitutes a Company Acquisition Proposal (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation) (it being understood that the Company Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth (10th) business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Adverse Recommendation Change and that a statement that the Company Board recommends against acceptance of such tender or exchange offer but, in accordance with this Section 4.3, is engaging in discussions or negotiations with the Person making such tender or exchange offer, shall not be deemed to be a Company Adverse Recommendation Change so long as such statement also expressly and concurrently reaffirms the Company Recommendation), (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of the Company a Company Acquisition Proposal or (E) fail to publicly recommend against a Company Acquisition Proposal and reaffirm the Company Recommendation within ten (10) business days of the request of Parent (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 4.3(b)).

(i)

(i)Notwithstanding anything to the contrary set forth in this Agreement, prior to the Company Stockholder Approval, the Company Board may make a Company

Adverse Recommendation Change if, after receiving a bona fide, unsolicited Company Acquisition Proposal, the Company Board has determined in good faith, (A) after consultation with its outside legal counsel, that in light of such Company Acquisition Proposal, the failure to so make a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law and (B) after consultation with outside financial advisors of nationally recognized reputation and outside legal counsel, such Company Acquisition Proposal constitutes a Company Superior Proposal; provided, however, that, prior to making such Company Adverse Recommendation Change, (1) the Company has given Parent at least four (4) business days’ prior written notice of its intention to make such Company Adverse Recommendation Change (which notice shall include a copy of the Company Superior Proposal and a copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto) (it being agreed that neither the delivery of such a notice nor any public announcement thereof, which announcement the Company has determined in good faith after consultation with its outside legal counsel it is required to make under Law, shall constitute a Company Adverse Recommendation Change so long as such public announcement also expressly and concurrently reaffirms the Company Recommendation), (2) to the extent requested by Parent, the Company and its officers and directors have negotiated, and the Company has used reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent during such notice period to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (3) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors of nationally recognized reputation and outside legal counsel, that (x) failure to make a Company Adverse Recommendation Change could nevertheless reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law and (y) the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal, in each case, if the revisions proposed by Parent were to be given effect and (4) in the event of each and every change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new four (4) business day notice period under clause (1) of this proviso shall commence, during which time the Company shall be required to comply with the requirements of this Section 4.3(i) anew with respect to each such additional notice, including clauses (1) through (4) above of this proviso; and provided, further, that the Company and its Affiliates and its and their Representatives have complied in all material respects with their obligations under this Section 4.3.

(ii)Notwithstanding anything to the contrary set forth in this Agreement, prior to the Company Stockholder Approval, the Company Board may (A) fail to include the Company Recommendation in the Joint Proxy Statement/Prospectus or any amendment thereof or (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation (each occurrence in (A) or (B) being an “Company

Intervening Event Recommendation Change”) if, in response to a Company Intervening Event, the Company Board has determined in good faith, after consultation with its outside legal counsel, that failure to make such Company Intervening Event Recommendation Change would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that (1) such action shall not in any way relate to a Company Acquisition Proposal or a Company Superior Proposal (which is addressed under Section 4.3(h)) and (2) prior to making such Company Intervening Event Recommendation Change, (I) the Company has given Parent at least four (4) business days’ prior written notice of its intention to make such Company Intervening Event Recommendation Change and a reasonable description of the Company Intervening Event that serves as the basis of such Company Intervening Event Recommendation Change (it being agreed that neither the delivery of such a notice nor any public announcement thereof that the Company has determined in good faith after consultation with its outside legal counsel it is required to make under Law shall constitute a Company Intervening Event Recommendation Change so long as such public announcement also expressly and concurrently reaffirms the Company Recommendation), (II) to the extent requested by Parent, the Company and its officers and directors have negotiated, and the Company has used reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent during such notice period to enable Parent to propose revisions to the terms of this Agreement in such a manner that would obviate the need for making such Company Intervening Event Recommendation Change and (III) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined in good faith, after consultation with its outside legal counsel, that failure to make a Company Intervening Event Recommendation Change would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law if the revisions proposed by Parent were to be given effect and (IV) in the event of each and every change to the material facts and circumstances relating to such Company Intervening Event, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (I) above of this proviso and a new four (4)-business day notice period under clause (I) of this proviso shall commence, during which time the Company shall be required to comply with the requirements of this Section 4.3(i)(ii) anew with respect to each such additional notice, including clauses (I) through (IV) above of this proviso; and provided, further, that the Company and its Affiliates and its and their Representatives have complied in all material respects with their obligations under this Section 4.3.

(iii)For purposes of this Agreement, “Company Intervening Event” means a material event, development, occurrence, state of facts or change that was not known or reasonably foreseeable to the Company Board, as of the execution and delivery of this Agreement (or, if known or reasonably foreseeable, only the portion of such change, effect, event, occurrence or development of which the magnitude or material consequences were not known or reasonably foreseeable by the Company Board as of the date of this Agreement), which event, development, occurrence, state of facts or change becomes known to the Company Board prior to obtaining the Company Stockholder Approval; provided that (x) in no event shall any action taken by either party pursuant to and in compliance with the covenants set forth in this Agreement, and the consequences of any such action, constitute a Company Intervening Event and (y) in no event shall the receipt, existence of or terms of a Company Acquisition Proposal, Company Request or any inquiry relating thereto or the consequences thereof constitute a Company Intervening Event.

(j)Notwithstanding (i) any Company Adverse Recommendation Change or Company Intervening Event Recommendation Change or (ii) the making of any Company Acquisition Proposal, until the termination of this Agreement (x) in no event shall the Company or any of its Subsidiaries (1) enter into, or approve or recommend, or, except as set forth in Section 4.3(i), propose to approve or recommend, any letter of intent, agreement in principle, merger agreement, option agreement, acquisition agreement or other agreement constituting or relating to a Company Acquisition Proposal, (2) except as required by applicable Law, make, facilitate or provide information in connection with any SEC or other regulatory filings in connection with the transactions contemplated by any Company Acquisition Proposal or (3) seek any third-party consents in connection with any transactions contemplated by any Company Acquisition Proposal and (y) the Company shall otherwise remain subject to the terms of this Agreement; provided, however, for the avoidance of doubt, without limiting the Company’s right to terminate this Agreement in the specific circumstances set forth in Article VI, neither a Company Adverse Recommendation Change nor a Company Intervening Event Recommendation Change shall limit the Company’s obligation to submit this Agreement to the stockholders of the Company for the purpose of obtaining the Company Stockholder Approval at the Company Stockholder Meeting.

4.4No Solicitation by Parent.

(a)Except as expressly permitted by this Section 4.4, Parent shall and shall cause each of its Affiliates and its and their Representatives to, (i) (A) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Parent Acquisition Proposal, and promptly (but in any event within one (1) business day) after the date of this Agreement, if not already done so prior to the date of this Agreement, instruct any Person who entered into a confidentiality agreement with Parent that has not expired or been terminated in connection with any actual or potential Parent Acquisition Proposal to return or destroy all such information or documents in accordance with the terms of such confidentiality agreement and (B) immediately terminate all physical and electronic data room access for such Person and their Representatives to diligence or other information regarding Parent or any of its Subsidiaries and (ii) from the date hereof until the Titanium Merger Effective Time or, if earlier, the termination of this Agreement in accordance with Article VI, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal (including by granting any waiver under Section 203 of the DGCL), (B) other than informing Persons of the provisions contained in this Section 4.4, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish any non-public information or afford access to properties, books or records to any other Person in connection with or for the purpose of soliciting, initiating, encouraging or facilitating, a Parent Acquisition Proposal or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to, or take any action to support or in furtherance of, a Parent Acquisition Proposal. Except to the extent necessary to take any actions that Parent or any third party would otherwise be permitted to take pursuant to this Section 4.4 (and in such case only in accordance with the terms hereof), (1) Parent and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any confidentiality or standstill provision in any agreement to which Parent or any of its Subsidiaries is a party and (2) Parent shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement, and Parent shall, and shall cause its Subsidiaries to, immediately take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than the Company or any of the Company’s Affiliates, under any such provisions; provided that Parent shall be permitted to take any such action prohibited by the foregoing clause (1) if Parent receives a written request from a third party to take such action and the Parent Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the Parent Board’s fiduciary duties under applicable Law; provided, further, that Parent shall promptly (and in no event later than twenty-four (24) hours after taking such action) provide written notice to the Company that it has taken such action and the identity of the applicable third party.

(b)Notwithstanding anything to the contrary contained in Section 4.4(a) or any other provisions of this Agreement but subject to the first sentence of Section 4.4(c), if at any time from and after the date of this Agreement and prior to the date of the Parent Stockholder Approval, Parent receives a bona fide, unsolicited written Parent Acquisition Proposal from any Person, that did not result from a breach of this Section 4.4 by Parent, if the Parent Board determines in good faith, (x) after consultation with outside financial advisors of nationally recognized reputation and outside legal counsel, that such Parent Acquisition Proposal constitutes or could reasonably be expected to lead to a Parent Superior Proposal and (y) after consultation with outside legal counsel, in light of such Parent Acquisition Proposal, the failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law, then Parent may, directly or indirectly through its Representatives, (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to Parent and its Subsidiaries to the Person who has made such Parent Acquisition Proposal; provided that Parent shall not provide any non-public information concerning Parent or any of its Subsidiaries to such Person unless such non-public information has been previously provided to, or is substantially simultaneously provided to, the Company and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Parent Acquisition Proposal regarding such Parent Acquisition Proposal and such Person’s Representatives.

(c)Parent shall promptly (and in no event later than twenty-four (24) hours after receipt) notify the Company (which notice shall be provided orally and in writing and shall identify the Person making the Parent Acquisition Proposal or request for nonpublic information relating to Parent or any Subsidiary of Parent or for access to the properties, books or records of Parent or any Subsidiary of Parent that, in the Parent Board’s good faith judgment, could reasonably be expected to give rise to or result in a Parent Acquisition Proposal (“Parent Request”) and, in each case, set forth in reasonable detail the material terms thereof and of any modification thereto) after receipt of any Parent Acquisition Proposal or any Parent Request, and shall promptly (and in no event later than twenty-four (24) hours after receipt) provide copies to the Company of any written Parent Requests, proposals or indications of interest with respect to such Parent Acquisition Proposal, and/or draft agreements relating to such Parent Acquisition Proposal. Without limiting the foregoing, (i) Parent shall promptly (and in no event later than twenty-four (24) hours after making such determination) notify the Company if it determines to begin providing information or to engage in discussions or negotiations concerning a Parent Acquisition Proposal and (ii) Parent shall keep the Company reasonably informed of any material developments regarding any Parent Acquisition Proposal or Parent Requests (including by promptly (and in no event later than twenty-four (24) hours after receipt) providing to the Company copies of any additional or revised written proposals or indications of interest with respect to such Parent Acquisition Proposal, and/or draft agreements relating to such Parent Acquisition Proposal) on a reasonably prompt basis (and in any event within twenty-four (24) hours) and on a daily basis at mutually agreeable times to be agreed in good faith by the parties, advise and confer with the Company (including on an outside legal counsel basis) regarding the process of negotiations concerning any Parent Acquisition Proposal or Parent Request and the material details (including material terms thereof and of any modification thereto) of any such Parent Acquisition Proposal or Parent Request and shall respond in good faith to questions reasonably asked by the Company (or its outside legal counsel) related thereto. Parent agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits Parent from providing any information to the Company in accordance with this Section 4.4.

(d)Nothing contained in this Section 4.4 or in Section 4.10 shall prohibit Parent or the Parent Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to Parent’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act if, in the Parent Board’s determination in good faith based on the advice of outside legal counsel, the failure to so disclose would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law or its obligations under applicable federal securities Law; provided that any such position or disclosure (other than any stop, look and listen communication that includes a reaffirmation of the Parent Recommendation) shall be deemed to be a Parent Adverse Recommendation Change unless the Parent Board expressly and concurrently reaffirms the Parent Recommendation.

(e)For purposes of this Agreement, “Parent Acquisition Proposal” means (i) any inquiry, proposal or offer for or with respect to (or expression of interest by any Person that it is considering or may engage in) a merger, joint venture, partnership, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, business combination or similar transaction, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any Person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, 20% or more of the outstanding Parent Shares or other securities of Parent or (iii) any inquiry, proposal or offer to (or expression by any Person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of Parent), directly or indirectly, in one or more transactions, assets or businesses of Parent or its Subsidiaries, including pursuant to a joint venture or partnership, representing 20% or more of the consolidated total assets (including equity securities of its Subsidiaries), revenues, EBITDA or net income of Parent, in each case, other than the Transactions.

(f)For purposes of this Agreement, “Parent Superior Proposal” means a bona fide, unsolicited written Parent Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Parent, the stockholders of such third party) acquiring, directly or indirectly, more than 80% of the outstanding Parent Shares or more than 80% of the assets of Parent and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that the Parent Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors of nationally recognized reputation, is reasonably likely to be completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein, and the Person making such Parent Acquisition Proposal, (iii) that the Parent Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors of nationally recognized reputation (taking into account any changes to this Agreement proposed by the Company in response to such Parent Acquisition Proposal, and all financial, legal, regulatory and other aspects of such Parent Acquisition Proposal, including all conditions contained therein, and the Person making such proposal, and this Agreement as well as post-closing synergies and pro forma economics, to the extent applicable), is more favorable to the stockholders of Parent (in their capacity as such) from a financial point of view than the Mergers and (iv) the definitive documentation in respect of which does not contain any due diligence or financing condition.

(g)Parent agrees that it will take the necessary steps promptly to inform its Subsidiaries and its Representatives of the obligations undertaken in this Section 4.4.

(h)Except as expressly permitted by Section 4.4(i) below, neither the Parent Board or any committee thereof shall (i) (A) fail to include the Parent Recommendation in the Joint Proxy Statement/Prospectus or any amendment thereof, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to the Company, the Parent Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer that constitutes a Parent Acquisition Proposal (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Parent Recommendation) (it being understood that the Parent Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth (10th) business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Parent Adverse Recommendation Change and that a statement that the Parent Board recommends against acceptance of such tender or exchange offer but, in accordance with this Section 4.4, is engaging in discussions or negotiations with the Person making such tender or exchange offer, shall not be deemed to be a Parent Adverse Recommendation Change so long as such statement also expressly and concurrently reaffirms the Parent Recommendation), (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of Parent a Parent Acquisition Proposal or (E) fail to publicly recommend against a Parent Acquisition Proposal and reaffirm the Parent Recommendation within ten (10) business days of the request of the Company (any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”), or (ii) authorize, cause or permit Parent or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 4.4(b)).

(i)

(i)Notwithstanding anything to the contrary set forth in this Agreement, prior to the date of the Parent Stockholder Approval, the Parent Board may make a Parent Adverse Recommendation Change if, after receiving a bona fide, unsolicited Parent Acquisition Proposal, the Parent Board has determined in good faith, (A) after consultation with its outside legal counsel, that in light of such Parent Acquisition Proposal, the failure to so make a Parent Adverse Recommendation Change could reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law and (B) after consultation with outside financial advisors of nationally recognized reputation and outside legal counsel, such Parent Acquisition Proposal constitutes a Parent Superior Proposal; provided, however, that, prior to making such Parent Adverse Recommendation Change, (1) Parent has given the Company at least four (4) business days’ prior written notice of its intention to make such Parent Adverse Recommendation Change (which notice shall include a copy of the Parent Superior Proposal and a copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto) (it being agreed that neither the delivery of such a notice nor any public announcement thereof, which announcement Parent has determined in good faith after consultation with its outside legal counsel it is required to make under Law shall constitute a Parent Adverse Recommendation Change so long as such public announcement also expressly and concurrently reaffirms the Parent Recommendation), (2) to the extent requested by the Company, Parent and its officers and directors have negotiated, and Parent has used reasonable best efforts to cause its Representatives to negotiate, in good faith with the Company during such notice period to enable the Company to propose revisions to the terms of this Agreement such that it would cause such Parent Superior Proposal to no longer constitute a Parent Superior Proposal, (3) following the end of such notice period, the Parent Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by the Company, and shall have determined, after consultation with its outside financial advisors of nationally recognized reputation and outside legal counsel, that (x) failure to make a Parent Adverse Recommendation Change would nevertheless reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law and (y) the Parent Superior Proposal would nevertheless continue to constitute a Parent Superior Proposal, in each case, if the revisions proposed by the Company were to be given effect and (4) in the event of each and every change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Parent Superior Proposal, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in clause (1) above of this proviso and a new four (4)-business day notice period under clause (1) of this proviso shall commence, during which time Parent shall be required to comply with the requirements of this Section 4.4(i) anew with respect to each such additional notice, including clauses (1) through (4) above of this proviso; and provided, further, that Parent and its Affiliates and its and their Representatives have complied in all material respects with their obligations under Section 4.4.

(ii)Notwithstanding anything to the contrary set forth in this Agreement, prior to the date of the Parent Stockholder Approval, the Parent Board may change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to the Company, the Parent Recommendation (“Parent Intervening Event Recommendation Change”) if, in response to a Parent Intervening Event, the Parent Board has determined in good faith, after consultation with its outside legal counsel, that failure to make such Parent Intervening Event Recommendation Change would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law; provided, however, that (A) such action shall not in any way relate to a Parent Acquisition Proposal or a Parent Superior Proposal (which is addressed under Section 4.4(h)) and (B) prior to making such Parent Intervening Event Recommendation Change, (1) Parent has given the Company at least four (4) business days’ prior written notice of its intention to make such Parent Intervening Event Recommendation Change and a reasonable description of the Parent Intervening Event that serves as the basis of such Parent Intervening Event Recommendation Change (it being agreed that neither the delivery of such a notice nor any public announcement thereof that Parent has determined in good faith after consultation with its outside legal counsel it is required to make under Law shall constitute a Parent Intervening Event Recommendation Change so long as such public announcement also expressly and concurrently reaffirms the Parent Recommendation), (2) to the extent requested by the Company, Parent and its officers and directors have negotiated, and Parent has used reasonable best efforts to cause its Representatives to negotiate, in good faith with the Company during such notice period, to enable the Company to propose revisions to the terms of this Agreement in such a manner that would obviate the need for making such Parent Intervening Event Recommendation Change and (3) following the end of such notice period, the Parent Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by the Company, and shall have determined in good faith, after consultation with its outside legal counsel, that failure to make a Parent Intervening Event Recommendation Change would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law if the revisions proposed by the Company were to be given effect and (4) in the event of each and every change to the material facts and circumstances relating to such Parent Intervening Event, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in clause (1) above of this proviso and a new four (4)-business day notice period under clause (1) of this proviso shall commence, during which time Parent shall be required to comply with the requirements of this Section 4.4(i)(ii) anew with respect to each such additional notice, including clauses (1) through (4) above of this proviso; and provided, further, that Parent and its Affiliates and its and their Representatives have complied in all material respects with their obligations under this Section 4.4. For purposes of this Agreement, “Parent Intervening Event” means a material event, development, occurrence, state of facts or change that was not known or reasonably foreseeable to the Parent Board, as of the execution and delivery of this Agreement (or, if known or reasonably foreseeable, only the portion of such change, Effect, event, occurrence or development of which the magnitude or material consequences were not known or reasonably foreseeable by the Parent Board as of the date of this Agreement), which event, development, occurrence, state of facts or change becomes known to the Parent Board before the Parent Stockholder Approval; provided that (x) in no event shall any action taken by either party pursuant to and in compliance with the covenants set forth in this Agreement, and the consequences of any such action, constitute a Parent Intervening

Event and (y) in no event shall the receipt, existence of or terms of a Parent Acquisition Proposal, Parent Request or any inquiry relating thereto or the consequences thereof constitute a Parent Intervening Event.

(j)Notwithstanding (A) any Parent Adverse Recommendation Change or Parent Intervening Event Recommendation Change or (B) the making of any Parent Acquisition Proposal, until the termination of this Agreement (x) in no event shall Parent or any of its Subsidiaries (1) enter into, or approve or recommend, or, except as set forth in Section 4.4(i), propose to approve or recommend, any letter of intent, agreement in principle, merger agreement, option agreement, acquisition agreement or other agreement constituting or relating to a Parent Acquisition Proposal, (2) except as required by applicable Law, make, facilitate or provide information in connection with any SEC or other regulatory filings in connection with the transactions contemplated by any Parent Acquisition Proposal or (3) seek any third-party consents in connection with any transactions contemplated by any Parent Acquisition Proposal and (y) Parent shall otherwise remain subject to the terms of this Agreement; provided, however, for the avoidance of doubt, without limiting Parent’s right to terminate this Agreement in the specific circumstances set forth in Article VI, neither a Parent Adverse Recommendation Change nor a Parent Intervening Event Recommendation Change shall limit Parent’s obligation to submit this Agreement to the stockholders of Parent for the purpose of obtaining the Parent Stockholder Approval at the Parent Stockholder Meeting.

4.5Company Stockholder Meeting and Parent Stockholder Meeting; Form S-4 and Joint Proxy Statement/Prospectus.

(a)As promptly as practicable following the date of this Agreement, and in any event within thirty (30) business days of the date of this Agreement, the Company and Parent shall each jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus and the Company and Parent shall jointly prepare, and Parent shall cause to be filed with the SEC, the Form S-4, in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing. Without limiting any other provision herein, the Form S-4 and Joint Proxy Statement/Prospectus will contain such information and disclosure reasonably requested by either the Company or Parent so that the Form S-4 and Joint Proxy Statement/Prospectus conform in form and substance to the requirements of the Securities Act and Exchange Act. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or filing or distributing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments from the SEC or the staff of the SEC with respect thereto, each of the Company and Parent (A) shall provide the other party up to forty-eight (48) hours to review and comment on such document or response, including the proposed final version of such document or response (unless, in the case of responding to comments from the SEC or the staff of the SEC, pursuant to a telephone call initiated by the SEC), (B) shall include in such document or response all comments reasonably proposed by the other party and (C) shall not file or distribute such document or respond to the SEC prior to receiving the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed (it being understood that a party shall be deemed to have approved such document or response if it fails to provide a response within forty-eight (48) hours of receipt); provided that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or Joint Proxy Statement/Prospectus, this right of approval shall apply only with respect to information relating to the Transactions or the combined entity.

(b)Each of the Company and Parent shall, as promptly as reasonably practicable following a request from the other party, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or the NYSE in connection with the Transactions, including the Form S-4 and the Joint Proxy Statement/Prospectus. In addition, each of the Company and Parent shall, as promptly as practicable, provide information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Form S-4 and/or the Joint Proxy Statement/Prospectus.

(c)Each of the Company and Parent shall, in consultation with the other, (i) within two business days following the execution and delivery of this Agreement, commence a broker search pursuant to Section 14a-13 of the Exchange Act in respect of setting a record date for the Company Stockholder Meeting and the Parent Stockholder Meeting, as applicable; (ii) as promptly as practicable following the date of this Agreement and the completion of such broker search (and in any case within twenty-one (21) business days following the commencement of such broker search), set a record date for the Company Stockholder Meeting or Parent Stockholder Meeting, as applicable, which record date shall be prior to the effectiveness of the Form S-4; provided, however, that to the extent it becomes necessary to set a new record date for the Company Stockholder Meeting or the Parent Stockholder Meeting, as applicable, to comply with applicable Law or the rules of the NYSE, the Company or Parent, as applicable, shall, in consultation with the other party, take such actions as may be required to set a new record date to comply with applicable Law or the rules of the NYSE; and (iii) thereafter cause the Joint Proxy Statement/Prospectus to be mailed to holders of Company Shares and Parent Shares as promptly as reasonably practicable after the declaration of effectiveness of the Form S-4 and, in any event, within five (5) business days following the date the Form S-4 is declared effective.

(d)If at any time prior to the Titanium Merger Effective Time there shall occur (i) any event with respect to Parent or any of its Subsidiaries, or with respect to information supplied by Parent for inclusion in the Form S-4 or the Joint Proxy Statement/Prospectus, or (ii) any event with respect to the Company, or with respect to information supplied by the Company for inclusion in the Form S-4 or Joint Proxy Statement/Prospectus, which event is required to be described in an amendment of or a supplement to the Form S-4 or the Joint Proxy Statement/Prospectus, such event shall be so described, and such amendment or supplement shall be promptly (and in any case within forty-eight (48) hours unless otherwise mutually agreed by Parent and the Company) filed with the SEC and, as required by Law, disseminated to the stockholders of the Company and the stockholders of Parent.

(e)Each of the Company and Parent shall (i) promptly (and in any case, no less than twenty-four (24) hours after a director or senior executive officer of such party becomes aware)

notify in writing the other of the receipt of any comments from the SEC or its staff or any other applicable government official and of any requests by the SEC or its staff or any other applicable government official for amendments or supplements to any of the filings with the SEC in connection with the Mergers and other Transactions or for additional information and (ii) promptly (and in any case, no less than twenty-four (24) hours after a director or senior executive officer of such party becomes aware) supply the other with copies of all correspondence between it or any of its representatives, or it or any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other applicable government official, on the other hand, with respect thereto. The Company and Parent shall respond to any comments of the SEC or its staff with respect to the Form S-4 or the Joint Proxy Statement/Prospectus as promptly as practicable. The Company and Parent shall cooperate with each other and provide to each other all information necessary in order to prepare the Form S-4 and the Joint Proxy Statement/Prospectus as expeditiously as practicable, and each of them shall provide promptly (and in any case within twenty-four (24) hours) to the other party any information that such party may obtain that could necessitate an amendment or supplement to any such document.

(f)Parent shall, no later than twenty-one (21) business days following the mailing of the Joint Proxy Statement/Prospectus, duly call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholder Meeting”) for the purpose of obtaining the Parent Stockholder Approval and the Parent Board shall recommend to Parent’s stockholders the adoption of this Agreement (the “Parent Recommendation”) and shall include such recommendation in the Joint Proxy Statement/Prospectus; provided, however, that the Parent Board may fail to make such Parent Recommendation or make a Parent Adverse Recommendation Change only if permitted by, and in accordance with, Section 4.4(i). Without limiting the generality of the foregoing, but subject to the Parent Board’s right to make a Parent Adverse Recommendation Change only if permitted by, and in accordance with, Section 4.4(i), Parent agrees that its obligations pursuant to this Section 4.5(f) or its other obligations pursuant to this Section 4.5 shall not be affected by the commencement, public proposal, public disclosure or communication to Parent or its stockholders or representatives of any Parent Acquisition Proposal. Parent shall convene and hold the Parent Stockholder Meeting as soon as practicable (and in any event, within twenty-one (21) business days) after the mailing of the definitive Joint Proxy Statement/Prospectus and use its reasonable best efforts (subject to any Parent Adverse Recommendation Change permitted by, and in accordance with, Section 4.4(i)) to obtain the Parent Stockholder Approval. Parent shall not, without the prior written consent of the Company, adjourn, postpone or otherwise delay the Parent Stockholder Meeting. Notwithstanding the immediately preceding sentence, (i) Parent may, without the prior written consent of the Company, adjourn or postpone the Parent Stockholder Meeting to distribute any supplement or amendment to the Joint Proxy Statement/Prospectus the distribution of which the Parent Board has determined in good faith, following consultation with the Company and based on the advice of outside legal counsel, to be necessary under applicable Law (provided that any such adjournment or postponement shall only be for the minimum period required by applicable Law) and (ii) Parent shall, unless otherwise mutually agreed by Parent and the Company, adjourn or postpone the Parent Stockholder Meeting for an absence of a quorum; provided that (A) Parent shall use reasonable best efforts to obtain such a quorum as promptly as practicable and shall reconvene the Parent Stockholder Meeting at the earliest practicable date on which the Parent Board reasonably expects, following consultation with the Company, there to be a quorum and (B) Parent shall not, without the prior written consent of the Company, postpone or adjourn the Parent Stockholder Meeting pursuant to this clause (ii) (x) more than a total of three

(3) times, (y) for a period exceeding ten (10) business days or (z) if doing so would require the setting of a new record date. Without the prior written consent of the Company, the matters contemplated by the Parent Stockholder Approval and, in Parent’s sole discretion, an amendment to the certificate of incorporation of Parent to increase the authorized number of Parent Shares, shall be the only matters (other than matters of procedure and matters required by applicable Law to be voted on by Parent’s stockholders in connection therewith) that Parent shall propose to be voted on by the stockholders of Parent at the Parent Stockholder Meeting. Parent shall otherwise coordinate and cooperate with the Company with respect to the timing of the Parent Stockholder Meeting and will otherwise comply with all legal requirements applicable to the Parent Stockholder Meeting. Parent shall provide updates to the Company with respect to the proxy solicitation for the Parent Stockholder Meeting (including interim results) within twenty-four (24) hours following a written request by the Company.

(g)The Company shall, no later than twenty-one (21) business days following the mailing of the Joint Proxy Statement/Prospectus, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of obtaining the Company Stockholder Approval, and the Company Board shall recommend to the Company’s stockholders the adoption of this Agreement (the “Company Recommendation”) and shall include such recommendation in the Joint Proxy Statement/Prospectus; provided, however, that the Company Board may fail to make such Company Recommendation or make a Company Adverse Recommendation Change only if permitted by, and in accordance with, Section 4.3(i). Without limiting the generality of the foregoing, but subject to the Company Board’s right to make a Company Adverse Recommendation Change only if permitted by, and in accordance with Section 4.3(i), the Company agrees that its obligations pursuant to this Section 4.5(g) or its other obligations pursuant to this Section 4.5 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or its stockholders or representatives of any Company Acquisition Proposal. The Company shall hold the Company Stockholder Meeting as soon as practicable (and in any event, within twenty-one (21) business days) after the mailing of the definitive Joint Proxy Statement/Prospectus and use its reasonable best efforts (subject to any Company Adverse Recommendation Change permitted by, and in accordance with, Section 4.3(i)) to obtain the Company Stockholder Approval. The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Company Stockholder Meeting. Notwithstanding the immediately preceding sentence, (i) the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting to distribute any supplement or amendment to the Joint Proxy Statement/Prospectus the distribution of which the Company Board has determined in good faith, following consultation with Parent and based on the advice of outside legal counsel, to be necessary under applicable Law (provided that any such adjournment or postponement shall only be for the minimum period required by applicable Law) and (ii) the Company shall, unless otherwise mutually agreed by the Company and Parent, adjourn or postpone the Company Stockholder Meeting for an absence of a quorum; provided that (A) the Company shall use reasonable best efforts to obtain such a quorum as promptly as practicable and shall reconvene the Company Stockholder Meeting at the earliest practicable date on which the Company Board reasonably expects, following consultation with Parent, there to be a quorum and (B) the Company shall not, without the prior written consent of Parent, postpone or adjourn the Company Stockholder Meeting pursuant to this clause (ii) (x) more than a total of three (3) times, (y) for a period exceeding ten (10) business days or (z) if doing so would require the setting of a new record date. Without the prior written consent of Parent, the matters contemplated by the Company Stockholder Approval shall be the only matters (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection therewith) that the Company shall propose to be voted on by the stockholders of the Company at the Company Stockholder Meeting. The Company shall otherwise coordinate and cooperate with Parent with respect to the timing of the Company Stockholder Meeting and will otherwise comply with all legal requirements applicable to the Company Stockholder Meeting. The Company shall provide updates to Parent with respect to the proxy solicitation for the Company Stockholder Meeting (including interim results) within twenty-four (24) hours following a written request by Parent.

(h)Each of the Company and Parent shall use their reasonable best efforts to hold the Company Stockholder Meeting and the Parent Stockholder Meeting on the same day and at the same time; provided that in no event shall either party adjourn, postpone or delay the Company Stockholder Meeting (in the case of the Company) or the Parent Stockholder Meeting (in the case of Parent) pursuant to this provision without the prior written consent of the other party.

4.6Cooperation; Reasonable Best Efforts.

(a)Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Transactions as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Titanium Merger or any of the other Transactions. Except in connection with, with respect to the Company, any disclosure regarding a Company Adverse Recommendation Change, Company Intervening Event Recommendation Change or a Company Acquisition Proposal received by the Company or, with respect to Parent, any Parent Adverse Recommendation Change, Parent Intervening Event Recommendation Change or a Parent Acquisition Proposal and subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Transactions (including the Form S-4 and Joint Proxy Statement/Prospectus). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(b)Antitrust. Notwithstanding anything in this Agreement to the contrary: (i) the Company and Parent will each make their respective filings under the HSR Act within ten (10) business days of the execution of this Agreement; (ii) the Company and Parent will each make their respective filings with respect to the notices and approvals set forth on Section 4.6(b) of the Company Disclosure Letter by the date set forth on Section 4.6(b) of the Company Disclosure Letter; and (iii) the Company and Parent will make any other applicable foreign antitrust, foreign direct investment or competition Law filings as promptly as practicable. In connection with the Transactions, Parent and the Company shall as promptly as practicable comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Entities with jurisdiction over enforcement of the HSR Act, any other applicable antitrust Law of the United States, or any other applicable antitrust, competition, foreign direct investment or similar Laws of any foreign jurisdiction (“Government Antitrust Entity”). Notwithstanding anything herein to the contrary, Parent and the Company shall cooperate in good faith with any Government Antitrust Entities and Parent and the Company shall each use its reasonable best efforts to undertake promptly any and all action required to avoid and eliminate each and every legal impediment under any applicable antitrust, foreign direct investment or competition Law that may be asserted by any Governmental Entity so as to enable the parties to complete the Transactions as expeditiously as possible, and in any event prior to the Outside Date; provided that nothing in this Agreement shall require Parent or any of its Subsidiaries to, and the Company and its Subsidiaries shall not (without the prior written consent of Parent), (v) sell or otherwise dispose of, or hold separate or agree to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (w) terminate existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (x) terminate any venture or other arrangement; (y) create any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; or (z) effectuate any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of any Order or decree or file appropriate applications with any Government Antitrust Entity in connection with any of the foregoing), in each case, if such actions described in clauses (v) through (z) would, individually or in the aggregate, be reasonably expected to be material to the business, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries or the Company and its Subsidiaries (with materiality for this purpose being measured on the basis of a consolidated group of entities of the size and scale of a hypothetical company that is the same size as the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement). Parent and the Company each shall diligently assist and cooperate with the other party in preparing and filing any and all written communications that are to be submitted to any Governmental Antitrust Entities in connection with the Transactions and in obtaining any governmental or third-party consents, waivers, authorizations or approvals which may be required to be obtained in connection with the Transactions, which assistance and cooperation shall include: (A) timely furnishing to the other party all information that counsel to the other party reasonably determines is required to be included in such documents or would be helpful in obtaining such required consent, waiver, authorization or approval; (B) promptly providing the other party with copies of all written communications to or from any Government Antitrust Entity relating to any applicable antitrust, competition, foreign direct investment or similar Laws of any foreign jurisdiction; provided that such copies may be redacted to remove references concerning the valuation of the Company, as necessary to address legal privilege or confidentiality concerns, or to comply with contractual arrangement or applicable Law; and provided, further, that portions of such copies that are competitively sensitive may be designated as “outside antitrust counsel only”; (C) keeping the other party reasonably informed of any communication received from, or given to any Government Antitrust Entity in connection with any proceeding related to any applicable antitrust, competition, foreign direct investment or similar Laws of any foreign jurisdiction, in each case regarding the Transactions; and (D) permitting the other party to review and incorporate the other party’s reasonable comments in any communication given by it to any Government Antitrust Entity or in connection with any proceeding related to any applicable antitrust, competition or similar Laws of any foreign jurisdiction, in each case regarding the Transactions. None of Parent, Titanium Merger Sub or Forward Merger Sub, on one hand, nor the Company, on the other hand, shall (1) initiate, or agree to participate in any meeting, telephone call or discussion with any Government Antitrust Entity with respect to any filings, applications, investigation, or other inquiry regarding the Transactions or filings under or any applicable antitrust, competition, foreign direct investment or similar Laws of any foreign jurisdiction without giving the other party reasonable prior notice of the meeting or discussion and, to the extent permitted by such Government Antitrust Entity, the opportunity to attend and participate in such meeting, telephone call or discussion, (2) extend any waiting period under the HSR Act without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed) or (3) without the prior written consent of the other party, enter into any agreement with any Governmental Entity pursuant to which such party agrees not to consummate the Transactions. From the date of this Agreement until the earlier of (a) the expiry or early termination of any waiting period (including any extension thereof and any timing agreement entered into with a Governmental Entity to delay or not to consummate the transactions entered in connection therewith) applicable to the consummation of the Mergers under the HSR Act and (b) May 29, 2026, neither Parent nor any of its Subsidiaries will acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or any equity in, or by any other manner, any assets or Person, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to (X) impose any material delay in obtaining, or materially increase the risk of not obtaining, consent or approval of a Governmental Entity necessary to consummate the Transactions, or the expiration or termination of any applicable waiting period, (Y) materially increase the risk of a Governmental Entity seeking or entering an Order prohibiting the consummation of the Transactions or (Z) materially increase the risk of not being able to remove any such Order on appeal or otherwise or.

(c)Information. Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Offering Documents or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transactions.

(d)Status. Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Transactions. Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(e)Nothing in this Section 4.6 shall prohibit or limit the ability of the Company to take the actions contemplated by Section 4.3. This Section 4.6 shall not govern the obligations of the parties with respect to any Financing, which shall be governed by Section 4.17.

4.7Access and Reports. Subject to applicable Law, the Company shall (and shall cause its Subsidiaries to), throughout the period from the date hereof to the earlier of the Titanium Merger Effective Time or the termination of this Agreement in accordance with its terms: (a) afford Parent and its officers and other authorized Representatives full and complete access to its officers, employees, Representatives, auditors, properties, books, Contracts, audit working papers and records, and furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested in advance in writing; (b) provide Parent and its officers and other authorized Representatives the information and access as set forth in Section 4.7(b) of the Company Disclosure Letter (provided that, solely with respect to the information and access contemplated by this clause (b), if it is not reasonably possible for the Company or its Subsidiaries to provide Parent and its Representatives certain access or information as set forth on Section 4.7(b) of the Company Disclosure Letter prior to the Closing, such failure shall not be taken into account for purposes of determining whether Section 5.2(a)(i) shall have been satisfied so long as the Company, in consultation with Parent and taking into account Parent’s priorities communicated in good faith to the Company during such consultation, uses its reasonable best efforts to provide Parent as much information and access as promptly as reasonably possible and prior to the Closing); and (c) provide Parent and its officers and other authorized Representatives the information and access and otherwise take the actions as set forth in Section 4.7(c) of the Company Disclosure Letter, in each case of clauses (a) (b) and (c) above, during normal business hours, to the extent such access does not unreasonably interfere with the conduct of the business of the Company or any of its Subsidiaries; provided, further that the foregoing shall not require the Company to (i) permit any inspection, test or physical intrusion, or to disclose any information that would result in the disclosure of any trade secrets of third parties or (ii) disclose (A) any privileged information of the Company or any of its Subsidiaries, (B) any information that is competitively sensitive or (C) any information that would violate Law; provided, that, in any such case contemplated by clause (ii), the Company shall use reasonable efforts to make reasonable and appropriate substitute disclosure arrangements.

4.8NYSE De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting by the Forward Surviving Company of the Company Shares from NYSE and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Forward Merger Effective Time.

4.9NYSE Listing. Parent shall use reasonable best efforts to cause the Parent Shares that will be issued in the Parent Share Issuance to be listed on the NYSE, subject to official notice of issuance, prior to the Titanium Merger Effective Time.

4.10Publicity. The initial press release regarding the Mergers shall be a joint press release in a form as agreed to by the parties. Thereafter (a) the Company shall not, without the consent of Parent, make any press releases or other public communications (including with respect to this Agreement or the Transactions) except (i) as may be required by applicable Laws or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity, in which case the Company will, to the extent not prohibited by Law, prior to making such release or announcement, provide a copy of such release or announcement to Parent and consult with Parent regarding the contents thereof or (ii) releases, communications or statements regarding the Company’s and its Subsidiaries’ products, operations and services, which releases, communications and statements are in the ordinary course of business and consistent with past practice and (b) Parent (i) shall not, without the consent of the Company (not to be unreasonably withheld, conditioned or delayed), make any press release or other public communication with respect to this Agreement or the Transactions; provided that Parent may issue press releases or other public communications that are consistent with prior press releases issued or other public communications made in compliance with this Section 4.10 or any communication plan or strategy previously agreed to by Parent and the Company; provided, further, that, subject to Section 4.3, the foregoing restrictions in this clause (i) shall not apply to any press release or other public communication in connection with a Company Acquisition Proposal, Company Adverse Recommendation Change or Company Intervening Event Recommendation Change and (ii) shall consult with the Company regarding any press releases or other public communications (including with respect to this Agreement or the Transactions) except, in each case, (x) as may be required by applicable Laws or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity, in which case Parent will, to the extent not prohibited by Law and if reasonably practicable, prior to making such release or announcement, provide a copy of such release or announcement to the Company and consult with the Company regarding the contents thereof or (y) releases, communications or statements regarding Parent’s and its Subsidiaries’ products, operations and services, which releases, communications and statements are in the ordinary course of business and consistent with past practice. Notwithstanding the foregoing, (A) nothing in this Section 4.10 shall limit the Company’s or the Company Board’s rights under Section 4.3 or the Parent’s or the Parent Board’s rights under Section 4.4, (B) the Company will not be required to consult with Parent in connection with any such press release or public statement regarding a Company Adverse Recommendation Change or Company Intervening Event Recommendation Change if the Company Board shall so have effected, (C) Parent will not be required to consult with the Company in connection with any such press release or public statement regarding a Parent Adverse Recommendation Change or Parent Intervening Event Recommendation Change if the Parent Board shall so have effected and (D) the requirements of this Section 4.10 shall not apply to any disclosure by the Company or Parent of any information concerning this Agreement or the Transactions in connection with any dispute between the parties regarding this Agreement or the Transactions. In addition, the Company may, without Parent, Titanium Merger Sub or Forward Merger Sub’s consent, communicate to its employees, customers, suppliers and consultants; provided that, such communication to the extent related to the Transactions, Parent, its Affiliates or the post-Closing operation of the Company’s and its Subsidiaries’ business is consistent with any communications plan or prior communications previously agreed to by Parent and the Company.

4.11Employee Benefits.

(a)Parent agrees that, from and after the Titanium Merger Effective Time and until the one (1)-year anniversary of the Titanium Merger Effective Time (the “Continuation Period”), Parent will cause the Company or the Forward Surviving Company, as applicable, to provide the

Company Employees who remain employed by the Company and its Affiliates following the Titanium Merger Effective Time (the “Continuing Employees”) (i) a base salary or regular hourly wage rate, as applicable, that is not less than the base salary or regular hourly wage rate provided to such Continuing Employees by the Company and its Subsidiaries immediately prior to the Titanium Merger Effective Time, (ii) annual target cash incentive compensation opportunities (excluding equity-based incentive compensation opportunities) that are not less than those provided to such Continuing Employee by the Company and its Subsidiaries as of immediately prior to the Titanium Merger Effective Time, (iii) solely to the extent that such Continuing Employees are eligible for target long-term incentive compensation opportunities provided by the Company and its Subsidiaries as of immediately prior to the Titanium Merger Effective Time, such Continuing Employees shall be eligible for consideration to participate in Parent’s long-term incentive plan, as determined by Parent in its reasonable discretion and (iv) employee benefits (excluding severance, equity-based incentive compensation opportunities, defined benefit pension, non-qualified deferred compensation, post-retirement medical or welfare benefits, retention and any change in control benefits) that are substantially similar, in the aggregate, to those provided to such Continuing Employee as of immediately prior to the Titanium Merger Effective Time (excluding, severance, equity-based incentive compensation opportunities, defined benefit pension, non-qualified deferred compensation, post-retirement medical or welfare benefits, retention and any change in control benefits). Parent shall cause the Company or the Forward Surviving Company, as applicable, to provide the Continuing Employees who experience a qualifying termination of employment during the Continuation Period with severance benefits that are described on Section 4.11(a) of the Company Disclosure Letter. Until such time as Parent shall cause the Continuing Employees to participate in the applicable compensation and employee benefit plans maintained by Parent or any Subsidiary of Parent (collectively, the “Parent Benefit Plans”), the continued participation of the Continuing Employees in the Benefit Plans as in effect at the Titanium Merger Effective Time shall be deemed to satisfy the requirements of Section 4.11(a)(iv) (it being understood that participation in Parent Benefit Plans may commence at different times with respect to each of the Parent Benefit Plans).

(b)With respect to any Parent Benefit Plans in which the Continuing Employees or their respective beneficiaries and dependents are otherwise eligible to participate effective as of or after the Titanium Merger Effective Time, Parent shall, or shall cause the Forward Surviving Company to take commercially reasonable efforts to (i) recognize all service of such Continuing Employees with the Company or any of its Subsidiaries, and their respective predecessors as the case may be, for purposes of determining eligibility to participate, vesting, accruals, and entitlement to and level of benefits where length of service is relevant, other than benefit accruals under a defined benefit pension plan or as would result in a duplication of benefits, (ii) waive any pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements with respect to participation and coverage requirements applicable to each Continuing Employee and any covered dependent under any Parent Benefit Plan that is a welfare benefit plan to the extent such conditions were waived or satisfied under similar Benefit Plans immediately prior to the Titanium Merger Effective Time and (iii) provide credit to each Continuing Employee and any covered dependent thereof for any co-payments and deductibles incurred prior to the effective time for the Continuing Employee’s coverage under the applicable Parent Benefit Plan for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such Parent Benefit Plan that may apply as of or following the Titanium Merger Effective Time.

(c)From and after the Titanium Merger Effective Time, the Company or the Forward Surviving Company, as applicable, will, and Parent will cause the Company or the Forward Surviving Company, as applicable, to, honor, in accordance with their terms, all employment, severance, income continuity and change of control programs, plans or agreements between the Company and the Continuing Employees, bonuses, incentives, severance payments or deferred compensation in existence on the date hereof or, to the extent such changes are permitted under Section 4.1(xiv) hereof, as of the Titanium Merger Effective Time; provided that the foregoing shall not prohibit Parent, the Company or the Forward Surviving Company from amending, suspending or terminating any such arrangements (excluding individual severance arrangements) to the extent permitted under, and in accordance with, their terms and this Agreement. Parent acknowledges that a “change in control” of the Company or other event with similar import, within the meaning of the Benefit Plans that contain such terms, will occur upon the Titanium Merger Effective Time.

(d)Except if not permitted by a collective bargaining agreement, if requested by Parent in writing at least ten (10) business days prior to the Titanium Merger Effective Time, then, solely to the extent that Parent has established a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (a “Parent 401(k) Plan”) at or prior to the Titanium Merger Effective Time, the Company shall cause any Benefit Plan that is a defined contribution plan intended to be qualified under Section 401(a) of the Code (a “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Titanium Merger Effective Time and contingent upon the occurrence of the Closing. Parent shall permit each Continuing Employee who is then actively employed and participating in the Company 401(k) Plan to elect, and Parent agrees to cause the Parent 401(k) Plan to accept, a “direct rollover” of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, promissory notes (in the case of outstanding loans) or a combination thereof in an amount equal to the full account balance (including earnings thereon) distributed to such Continuing Employee from the Company 401(k) Plan. If the Company 401(k) Plan is terminated pursuant to Parent’s request in accordance with the preceding sentence, each Continuing Employee shall be eligible to participate in the Parent 401(k) Plan as of the Titanium Merger Effective Time.

(e)As soon as reasonably practicable after the date of this Agreement, the Company shall provide Parent (for Parent’s review and comment) copies of preliminary calculations prepared in respect of Section 280G of the Code with respect to any “disqualified individual” (within the meaning of Section 280G of the Code) and on or prior to the third (3rd) business day prior to the Titanium Merger Effective Time, the Company shall provide Parent (for Parent’s review and comment) with a revised Section 280G analysis that reflects any changes since the preliminary calculations were provided to Parent. The Company shall consider in good faith all reasonable comments reasonably promptly provided by Parent pursuant to this Section 4.11(e).

(f)Within thirty (30) days following the date of this Agreement, (i) the Company shall provide Parent with a list of material Benefit Plans, and (ii) the Company shall make available to Parent true and complete copies of, to the extent applicable and not otherwise publicly filed with the SEC, (A) all material Benefit Plans (or, in the case of any unwritten Benefit Plan, a description thereof) and any material amendments thereto, (B) the most recent annual report on Form 5500 with respect to all material Benefit Plans, (C) the most recent actuarial report with respect to all material Benefit Plans and (D) the most recent summary plan description with respect to all material Benefit Plans.

(g)All provisions contained in this Section 4.11 are included for the sole benefit of the respective parties to this Agreement, and shall not create (A) any third-party beneficiary or other rights in any Company Employee or Continuing Employee, or their respective legal representatives or beneficiaries, or any other Person or (B) any right to continued employment with the Company, any of its Subsidiaries, Parent or the Forward Surviving Company. Nothing contained in this Section 4.11 is intended to be or shall be considered to be an amendment or adoption of any plan, program, Contract, arrangement or policy of the Company, any of its Subsidiaries, Parent or the Forward Surviving Company nor shall it interfere with Parent’s, the Forward Surviving Company’s or any of the Forward Surviving Company’s Subsidiaries’ right to amend, suspend, modify or terminate any Benefit Plan or Parent Benefit Plan, or to terminate the employment of any employee of the Company or its Subsidiaries for any reason.

4.12Expenses. Except as otherwise provided in Section 4.6(b), Section 4.13(b) and Section 6.5, whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense.

4.13Indemnification; Directors’ and Officers’ Insurance.

(a)From and after the Titanium Merger Effective Time, each of Parent and the Forward Surviving Company agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Laws, each current and former director or officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties,” and individually, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, amounts paid in settlement or liabilities incurred in connection with any claim, Action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such Indemnified Parties at the request of the Company or its Subsidiaries at or prior to the Titanium Merger Effective Time, whether asserted or claimed prior to, at or after the Titanium Merger Effective Time, including the Transactions, to the same extent as such Indemnified Parties are indemnified as of the date hereof by the Company pursuant to the Charter or Bylaws or the organizational documents of any Subsidiary of the Company and any indemnification Contracts as of the date hereof. Each of Parent and the Forward Surviving Company shall also pay expenses (including reasonable attorneys’ fees) incurred by an Indemnified Party in advance of the final disposition of any such claim, Action, suit, proceeding or investigation to the fullest extent permitted under applicable Laws, provided that the Person to whom expenses are advanced provides, to the extent required by applicable Laws, an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b)From and after the Titanium Merger Effective Time, the Forward Surviving Company shall, and Parent shall cause the Forward Surviving Company to, honor and fulfill the obligations of the Company and its Subsidiaries with respect to any indemnification agreements between any Indemnified Party, on the one hand, and the Company or any of its Subsidiaries, on the other hand, in each case in effect on the date hereof, and shall not amend, repeal or otherwise modify any such provision in any manner that would adversely affect the rights thereunder of any individual who at the Titanium Merger Effective Time was an Indemnified Party.

(c)Prior to the Titanium Merger Effective Time, the Company shall, and if the Company fails to do so, Parent shall cause the Forward Surviving Company, as of the Titanium Merger Effective Time to, obtain and fully pay the premium for six-year “tail” directors’ and officers’ insurance policies from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with retentions, limits of liability and other material terms that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of his or her serving in such capacity that existed or occurred at or prior to the Titanium Merger Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend, or shall Parent or the Forward Surviving Company be required to expend, in the aggregate for such policies an amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Company may and the Forward Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d)If Parent or the Forward Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Forward Surviving Company shall assume all of the obligations of Parent and the Forward Surviving Company set forth in this Section 4.13.

(e)The provisions of this Section 4.13 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations under this Section 4.13. The obligations under this Section 4.13 shall not be terminated or modified without the consent of such affected Indemnified Parties.

(f)The rights of the Indemnified Parties under this Section 4.13 shall be in addition to any rights such Indemnified Parties may have under the Charter or Bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. Parent, Titanium Merger Sub, Forward Merger Sub and the Forward Surviving Company hereby agree that all provisions relating to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Titanium Merger Effective Time now existing in favor of an Indemnified Party as provided in the Charter or Bylaws of the Company or of any of its Subsidiaries, in each case as of the date hereof, shall remain in full force and effect for a six (6)-year period beginning at the Titanium Merger Effective Time.

4.14Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, each of Parent, Titanium Merger Sub, Forward Merger Sub, the Company and the members of their respective boards of directors or sole member, as applicable, shall, to the fullest extent practicable, grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

4.15Titanium Merger Sub Vote. Immediately after execution of this Agreement by the parties, Parent will cause a written consent to be executed by all of the record holders of the stock of Titanium Merger Sub to adopt and approve this Agreement in accordance with the applicable provisions of the DGCL and shall promptly deliver such consent to the Company.

4.16Forward Merger Sub Vote. Immediately after execution of this Agreement by the parties, Parent will cause a written consent to be executed by the sole member of Forward Merger Sub to adopt and approve this Agreement in accordance with the applicable provisions of the DLLCA and shall promptly deliver such consent to the Company.

4.17Financing Provisions.

(a)Prior to the Titanium Merger Effective Time, at Parent’s sole cost and expense, the Company shall use reasonable best efforts to, shall cause its Subsidiaries to use reasonable best efforts to, and the Company shall use reasonable best efforts to cause its and its Subsidiaries’ respective Representatives to, provide such customary cooperation in connection with any debt and/or equity financing (including the Debt Financing) by Parent or any of its Subsidiaries or Affiliates in connection with the Transactions (a “Financing”) as may be reasonably requested by Parent or its Representatives, including using reasonable best efforts to:

(i)promptly provide the Required Financial Information and other information regarding the Company and its Subsidiaries (including any projections of the Company and its Subsidiaries that have been prepared in the ordinary course of business) as may be reasonably requested by Parent and is reasonably necessary and customary in order to consummate any Financing;

(ii)promptly inform Parent if the chief executive officer, chief financial officer, treasurer, controller or comparable officer of the Company shall have actual knowledge of any facts as a result of which a restatement of any financial statements (or portion thereof) included in or including the Required Financial Information is reasonably likely or under consideration in order for such financial statements (or portion thereof) to comply with GAAP;

(iii)assist with Parent’s preparation of the Offering Documents by providing customary information to be used or included in, or that is reasonably necessary in preparation of, such Offering Documents and reviewing and commenting on Parent’s draft of a business description and a “Management’s Discussion and Analysis” to be included in such Offering Documents, in each case with reasonable advance notice and time to review, it being understood and agreed that Parent, and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of the Offering Documents;

(iv)request and use reasonable best efforts to facilitate (including by providing customary representation letters) its independent auditors to (A) provide customary accountant’s comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information regarding the Company and its Subsidiaries contained in the Offering Documents, together with drafts of such comfort letters that such independent auditors are prepared to deliver upon the “pricing” of any equity offering or high-yield bonds being issued in connection with any Financing, and consents from the Company’s independent auditors with respect to financial information regarding the Company and its Subsidiaries and (B) attend a reasonable and customary number of accounting due diligence sessions and drafting sessions, which sessions shall be telephonic or held by videoconference and held at reasonable and mutually agreed times, and using reasonable best efforts to respond to reasonable and customary diligence inquiries;

(v)(A) execute customary authorization letters that authorize the distribution of information to prospective lenders and contain a customary representation that the public side versions of such documents do not include material non-public information about the Company or its Subsidiaries or their securities and as to the accuracy of the information contained in such documents, (B) identify any portion of such information that constitutes material, non-public information regarding the Company or its Subsidiaries or their securities and (C) participate in marketing efforts for any Financing, including a reasonable number of meetings (including meetings with lenders), road shows, due diligence sessions, drafting sessions and sessions with ratings agencies (including the participation in such meetings of the Company’s senior management), during normal business hours and at mutually agreed times and locations;

(vi)reasonably assist Parent in procuring any necessary rating agency ratings or approvals, including using reasonable best efforts in providing reasonable assistance in the preparation of materials customarily requested to be used for rating agency presentations;

(vii)reasonably cooperate with the marketing efforts for any Financing, including using reasonable best efforts to ensure that any syndication efforts with respect to such Financing benefit from the Company’s and its Subsidiaries’ existing lender and investor relationships, including direct contact between senior management of the Company and the proposed lenders, underwriters, initial purchasers or placement agents, as applicable, in connection with any Financing at reasonable times and locations as mutually agreed;

(viii)facilitate the execution and delivery of definitive financing documents (including any guarantee, pledge and security documents, supplemental indentures, currency or interest rate hedging arrangement, other definitive financing documents or other certificates (other than with respect to solvency matters, which shall be the sole responsibility of Parent) or other documents and instruments as may be reasonably requested by Parent or the Financing Sources, in each case, as reasonably required in connection with the Financing) and the schedules and exhibits thereto (which documents shall only be required to become effective, as to the Company and its Subsidiaries, as of the Closing Date);

(ix)reasonably cooperate with customary due diligence efforts of Parent and its Affiliates and its and their financing sources in connection with the Financing, including by using reasonable best efforts in cooperating with consultants or others engaged to undertake field examinations and appraisals, including furnishing information to such Persons in respect of current assets, inventory, and other applicable assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing, and reasonably assist with other collateral audits, collateral appraisals and due diligence examinations, in each case, as reasonably required in connection with the Financing;

(x)assist with Parent’s preparation of pro forma financial statements, by furnishing Parent, Titanium Merger Sub and Forward Merger Sub with historical financial information and other data with respect to the Company and its Subsidiaries to the extent reasonably available to the Company and respond to reasonable and customary diligence inquiries as may be necessary in order for Parent to prepare pro forma financial statements (it being agreed that (A) Parent, and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of the pro forma financial statements and any other pro forma information and (B) the Company will not be required to provide any information or assistance relating to (x) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing, (y) any post-Closing or pro forma cost savings, synergies, capitalization or ownership or other pro forma adjustments related to the Transactions or (z) any financial information related to Parent or any of its Subsidiaries);

(xi)facilitate the pledging of collateral and granting of guarantees for any debt financing, including to deliver any original stock certificates and related powers and any original promissory notes and related allonges, in each case as reasonably required in connection with the Financing and as reasonably requested by Parent and subject to the occurrence of the Closing; and

(xii)deliver to Parent, at least five (5) business days prior to the Closing Date, all documentation and other information relating to the Company and its Subsidiaries required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, and a beneficial ownership certificate for any entity that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230), in each case to the extent requested by Parent from the Company in writing at least eight (8) business days prior to the Closing Date.

(b)The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with any Financing; provided that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

Notwithstanding anything to the contrary contained in the Confidentiality Agreement or herein, Parent and its Subsidiaries and their Representatives shall be permitted to disclose information to its Financing Sources as necessary and consistent with customary practices in connection with any Financing, subject to customary confidentiality arrangements (which may include “click through” confidentiality agreements). For the avoidance of doubt, in the case of a Financing that constitutes a securities offering, the sharing of information to Financing Sources in such securities offering shall be limited to the Financing Sources acting as underwriters, private placement agents or initial purchasers for such securities offering.

(c)

(i)The Company shall and shall cause its Subsidiaries to (x) conditioned upon the occurrence of the Closing, deliver all notices (after giving effect to any waiver of notice periods by the agent and/or lenders) and take all other actions required to facilitate the termination of commitments under the Existing Company Credit Agreement, the repayment in full of all obligations then outstanding thereunder (other than any letter of credit obligations that are backstopped, “rolled over” or cash collateralized) and the release of all Liens in connection therewith on the Closing Date (and the Company shall use reasonable best efforts to cooperate with any back-stop, “roll-over”, cash collateralization or termination arrangements of Parent in connection with existing letters of credit under the Existing Company Credit Agreement) and (y) deliver to Parent not later than two (2) business days (or such shorter period as reasonably agreed by Parent) prior to the Titanium Merger Effective Time (with drafts being delivered at least five (5) business days (or such shorter period as reasonably agreed by Parent) prior to the Titanium Merger Effective Time at the reasonable request of Parent) customary payoff letters in respect of the Existing Company Credit Agreement from all financial institutions and other persons (or the agents or trustees authorized to act on behalf thereof) parties to the Existing Company Credit Agreement, together with all documentation relating to the release of all Liens with respect to the Existing Company Credit Agreement (including any termination statements on Form UCC-3, mortgage releases, Intellectual Property security agreement releases or other applicable releases), in each case, in a customary form, which payoff letters shall (I) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other similar obligations related to such Indebtedness as of the Closing Date (the “Payoff Amount”) (which Payoff Amount, for the avoidance of doubt, shall be paid by Parent) and (II) state that all obligations (including guarantees) in respect thereof (other than those contingent indemnification obligations and other liabilities that customarily remain following termination of a credit agreement) and Liens in connection therewith on the assets of the Company or any of its Subsidiaries (to the extent applicable, other than any cash collateral or other arrangements to backstop any letters of credit issued and outstanding thereunder that are not terminated at Closing) shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date by the Persons holding such Indebtedness (or the agents or trustees authorized to act on behalf thereof), released or arrangements reasonably satisfactory to Parent for such release shall have been made by such time, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then-outstanding letters of credit or similar Indebtedness.

(ii)Parent or Titanium Merger Sub will be permitted, at their option, or to request the Company, to commence and conduct offers to purchase, including “Change of Control Offers” (as defined in the respective Indentures) or any other tender offer, or any exchange offer, in each case, in respect of any series of Senior Notes, to conduct one or more consent solicitations in respect of any series of Senior Notes, and to otherwise facilitate the rolling of all or a portion of the outstanding aggregate principal amount of any Senior Notes into Parent’s capital structure (each such offer, solicitation, or roll, a “Debt Offer” and collectively, the “Debt Offers”), in each case, in Parent’s discretion and on such terms, conditions and timing determined by Parent, acting reasonably and in consultation with the Company; provided that such Debt Offers shall be conditioned on the consummation of the Closing and, as applicable, such other conditions provided for in the Indentures. If Parent and/or Titanium Merger Sub elects to conduct a Debt Offer, the Company and its Subsidiaries shall provide customary assistance in connection with any such Debt Offer, including by using its reasonable best efforts to:

(1)cause its Affiliates, officers, employees and Representatives to reasonably cooperate with Parent and Titanium Merger Sub in good faith to permit any such Debt Offer to be effected on such terms, conditions and timing as reasonably requested by Parent (in consultation with the Company), including, if so reasonably requested by Parent, causing any such Debt Offer to be consummated substantially concurrently with (but no earlier than) the Closing and, to the extent applicable, facilitating the pledging of collateral for, or the provision of guarantees of the Senior Notes;

(2)subject to the receipt of any requisite consents as part of any Debt Offer including a consent solicitation, execute one or more supplemental indentures to the applicable Indenture amending the terms and provisions of such Indenture as described in the applicable Debt Offer, execute one or more officer’s certificates as required under such Indentures or entering into guarantee, pledge and security documents, as reasonably requested by Parent, which supplemental indentures, guarantee, pledge and security documents shall become effective upon the execution thereof and operative no earlier than the Closing Date or the acceptance for purchase of the applicable Senior Notes by Parent (or other Person on behalf of Parent), and will cause the Trustee to enter into such supplemental indenture; and

(3)if requested by Parent, cause its legal counsel to provide all customary legal opinions to the extent such legal opinion is required to be delivered prior to the Closing Date.

Parent shall provide, or arrange for its Financing Sources to provide, to the Company, the funds necessary to consummate any such Debt Offer (including the payment of all consent fees or other consideration, fees and premiums) on the applicable settlement date.

(iii)If requested by Parent, in lieu of or in addition to Parent or Titanium Merger Sub commencing any Debt Offers, the Company shall (i) send any notices of redemption with respect to all or a portion of the outstanding aggregate principal amount of any Senior Notes (which shall be in form required under the applicable Indenture and conditioned upon the consummation of the Closing, and shall be in form and substance reasonably satisfactory to the Company) to the Trustee, (ii) take such actions as may be required under the applicable Indenture to cause the Trustee to proceed with the redemption of the Senior Notes under the applicable Indenture and to provide the notice of redemption (conditioned upon consummation of the Closing if provided prior to the Closing) to the holders of the applicable Senior Notes pursuant to the applicable Indenture, (iii) prepare and deliver all other documents required under the applicable Indenture (including any officer’s certificates and legal opinions to the extent required to be delivered prior to the Closing) as may be required under the applicable Indenture to issue notices of redemption (conditioned upon consummation of the Closing, if issued prior to the Closing) for the applicable Senior Notes in accordance with the applicable Indenture and (iv) otherwise provide for (x) the redemption of the applicable Senior Notes on the Closing Date or such later date as shall be specified by Parent, (y) the satisfaction and discharge of the applicable Senior Notes on the Closing Date or such later date as shall be specified by Parent and (z) the release of any Liens with respect to any series of Senior Notes on the Closing Date or such later date as shall be specified by Parent, in each case, pursuant to the requisite provisions of the applicable Indenture. If permitted by the applicable Indenture, the notices of redemption delivered to the Trustee and holders of the Senior Notes (if delivered prior to Closing) may state that the redemption date may be delayed until such time as any condition to redemption stated therein shall be satisfied or such redemption may not occur and such notice may be rescinded in the event such condition shall not have been satisfied. Parent shall provide, or arrange for its Financing Sources to provide, to the Company, the funds necessary to consummate any such redemption (including the payment of all applicable premiums) on the applicable redemption date.

(d)Notwithstanding anything in this Agreement to the contrary, in fulfilling its obligations pursuant to Sections 4.17(a), (c) and (e), (i) none of the Company, its Subsidiaries or its Representatives shall be required to (A) pay any commitment or other fee or otherwise bear any cost or expense or make any other payment or incur any other actual or potential liability in connection with any Financing or any Debt Offer prior to the Titanium Merger Effective Time in each case other than liabilities indemnified by Parent pursuant to this paragraph (d) and other costs and expenses required to be reimbursed by Parent, (B) provide any indemnity, guarantee, pledge or security in connection with the Financing prior to the Titanium Merger Effective Time or (C) execute any solvency certificate or deliver any similar certification or representation, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (iii) none of the Company or its Subsidiaries or its Representatives shall be required to pass resolutions or consents or approve or authorize the execution of any Financing or the definitive financing agreement or deliver any certificates in connection therewith, in each case, unless the effectiveness of such resolutions, consents, certificates or documents (other than customary authorization letters contemplated by Section 4.17(a)(v) or any certificate, document, opinion, instrument or agreement provided in accordance with Section 4.17(c)) is contingent upon the occurrence of the Closing; provided that no directors, officers, equityholders, managers, members or employees of the Company or its Subsidiaries that will not continue in such capacity following the Closing shall be required to execute any documents or certificates or adopt resolutions or execute consents to approve or authorize the execution of the Financing other than customary authorization letters contemplated by Section 4.17(a)(v) or any certificate, document, opinion, instrument or agreement provided in accordance with Section 4.17(c), (iv) nothing in this

Section 4.17 shall require the Company or its Affiliates (x) to waive or amend any terms of this Agreement or take any action that would conflict with or violate the Company’s or any Subsidiaries’ organizational documents or, in the reasonable judgment of the Company, subject any director, officer, manager employee, accountant, legal counsel or other Representative of the Company or its Subsidiaries to any personal liability, (y) to take any action that would or could reasonably be expected to, in the reasonable judgment of the Company, result in the loss of attorney-client privilege and (z) to take any action that would or could reasonably be expected to, in the reasonable judgment of the Company, conflict with, or result in any violation or breach of, any Law, any Company Material Contract with a third party or any obligations of confidentiality to a third party binding on the Company or any of its Subsidiaries, (v) none of the Company or its Subsidiaries or its Representatives shall be required to prepare or provide any Excluded Information or to change any fiscal period or deliver any legal opinion (other than as contemplated in Section 4.17(c)) and (vi) Parent shall, promptly upon request by the Company, reimburse the Company or cause the Company to be reimbursed for all reasonable and documented out-of-pocket costs and expenses (including any commitment fee or other fee and including attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with such cooperation. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of any such Financing and/or any Debt Offer and any cooperation or other actions taken pursuant to this Section 4.17 (other than to the extent arising from (x) any material misstatement or omission of a material fact in any information relating to the Company furnished in writing by the Company or on behalf of the Company by its Subsidiaries or their respective Representatives or (y) the intentional misrepresentation, bad faith, willful misconduct, gross negligence or material breach of this Agreement by, the Company, its Subsidiaries or any of their respective Representatives). In the event that the Company, any of its Subsidiaries or their respective Representatives do not provide access to or disclose information in reliance on clause (iv) of the preceding sentence, the Company shall provide written notice to Parent that it is denying such access or withholding such information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information and/or provide the applicable access in a way that would not reasonably be expected to waive such privilege or contravene such Law, Company Material Contract or obligation of confidentiality.

(e)The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to periodically update any Required Financial Information provided to Parent as may be necessary so that such Required Financial Information is (i) Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Financial Information”. For the avoidance of doubt, Parent may, to most effectively access the financing markets, request the cooperation of the Company and its Subsidiaries under Section 4.17(a) at any time, and from time to time and on multiple occasions, between the date of this Agreement and the Closing. The Company agrees to use reasonable best efforts to (i) file all reports on Form 10-K and Form 10-Q and, to the extent required to include financial information pursuant to Item 9.01 thereof, Form 8-K, and (ii) file all other Forms 8-K, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the periods required by the Exchange Act. If, in connection with the marketing efforts contemplated by any financing sources in connection with the Financing, Parent reasonably requests the Company to furnish or file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and its Subsidiaries or their respective securities, which information Parent reasonably determines is necessary or desirable (after consultation with the Company and if the Company does not unreasonably object) to include in customary Offering Documents for any Financing, then, upon the Company’s review and reasonable satisfaction with such filing, the Company shall file such Current Report on Form 8-K; provided, however, that the Company shall not be required to furnish or file a Current Report on Form 8-K with respect to any projections of the Company or its Subsidiaries.

(f)

(i)Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done all things reasonably necessary, proper or advisable to obtain the Debt Financing on or prior to the Closing Date in an amount required to pay the Required Amount (after taking into account any other Financing, if any, and any available cash and cash equivalents of Parent and the Company), on the terms and conditions described in the Commitment Letter (including the related “flex” provisions), including using reasonable best efforts to enforce its rights and exercise any remedies under the Commitment Letter.

(ii)Parent shall use its reasonable best efforts to take, or cause to be taken, all actions to (w) comply with and maintain in effect the Commitment Letter (provided, that the Commitment Letter and the Debt Financing, as applicable, may be amended, modified, supplemented, substituted or replaced as permitted by this Section 4.17), (x) satisfy on a timely basis or obtain a waiver of all of the conditions to the funding of the Debt Financing required to pay the Required Amount (after taking into account any other Financing, if any, and any available cash and cash equivalents of Parent and the Company) set forth in the Commitment Letter and in the definitive documentation thereto applicable to and within the control of Parent (excluding any condition where the failure to be so satisfied is the result of the Company’s breach of this Agreement or failure to provide the cooperation described in this Section 4.17), (y) negotiate and, in the event that the conditions set forth in the Commitment Letter have been satisfied, enter into definitive documentation in connection with the Debt Financing required to pay the Required Amount (after taking into account any other Financing, if any, and available cash and cash equivalents of Parent and the Company) and (z) in the event that the conditions contained in the Commitment Letter have been satisfied or waived or, upon the Closing would be satisfied, consummate the Debt Financing (including by instructing the Financing Sources to fund the Debt Financing in accordance with the Commitment Letter, and enforcing Parent’s rights and remedies under the Commitment Letter and the definitive agreements relating to the Debt Financing) in an amount required to pay the Required Amount (after taking into account any other Financing, if any, and available cash and cash equivalents of Parent and the Company).

(iii)Parent shall use reasonable best efforts to keep the Company reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing (or replacement thereof). Without limiting the generality of the foregoing, Parent shall give the Company prompt notice of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on any portion of the Debt Financing necessary to pay the Required

Amount (after taking into account any other Financing, if any, and available cash and cash equivalents of Parent and the Company) or upon becoming aware of any actual material breach or default by any party to the Commitment Letter or definitive agreements related to the Debt Financing. Notwithstanding anything contained in this Agreement to the contrary, Parent and Titanium Merger Sub acknowledge and agree that the Closing is not conditioned upon Parent obtaining any financing.

(iv)In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Commitment Letter (including the flex provisions (if any)) (other than as a result of the Company’s breach of any provision of this Agreement) and such portion is required to pay the Required Amount (after taking into account any other Financing, if any, and available cash and cash equivalents of Parent and the Company), then Parent shall (x) promptly notify the Company thereof and the reasons therefor, (y) use reasonable best efforts to obtain alternative financing from the same or alternative debt financing sources on terms and conditions not materially less favorable to Parent, taken as a whole, than the terms and conditions set forth in the Commitment Letter, not impose any additional conditions as compared to those set forth in the Commitment Letter delivered to the Company on the date hereof, and that, when taken together with the portion of the Financing that remains available, if any, and available cash and cash equivalents of Parent and the Company, is at least equal to the Required Amount, as promptly as practicable following the occurrence of such event and (z) use reasonable best efforts to obtain, and when obtained, provide the Company with a true and complete copy of, a new financing commitment that provides for such alternative financing; provided that any provisions set forth in such new financing commitment relating to fees, pricing terms, “market flex” provisions (if any) and other terms that are customarily redacted (including any dates related thereto) may be redacted, so long as such redaction does not extend to any terms that would reasonably be expected to reduce the aggregate principal amount of such alternative financing to be funded on the Closing Date below the amount required to pay the Required Amount (after taking into account any other Financing, if any, and available cash and cash equivalents of Parent and the Company) or impose additional conditions precedent, or otherwise amend, modify or expand and condition, to the funding of such alternative financing on the Closing Date that makes the funding of such alternative financing less likely to occur. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 4.17 shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, Parent to pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Commitment Letter (including the “market flex” provisions) (whether to secure waiver of any conditions contained therein or otherwise).

(v)Parent shall not, without the Company’s prior written consent, permit any amendment, replacement, modification, assignment, termination, waiver, reduction or substitution to be made, or consent to any waiver of any provision of or remedy under the Commitment Letter which would (i) reduce the aggregate cash amounts of the Debt Financing to an aggregate amount less than the amount necessary to pay the Required Amount (after taking into account any other Financing, if any, and available cash and cash equivalents of Parent and the Company), (ii) impose additional conditions, or otherwise amend, modify or expand any condition, to the funding of the Debt Financing on the

Closing Date, (iii) otherwise adversely affect the ability of Parent to enforce its rights under the Commitment Letter or consummate the Transactions. Notwithstanding the foregoing, Parent may modify, supplement or amend the Commitment Letter to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date of this Agreement and (2) implement or exercise any “market flex” provisions contained in any related fee letters. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Commitment Letter.

(g)For purposes of this Agreement:

(i)“Required Financial Information” means (i) all financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type and form that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of equity securities or non-convertible high-yield debt securities on a registration statement on Form S-1 under the Securities Act in order for the Company to consummate the offerings of equity or high-yield debt securities (including all audited financial statements and all unaudited quarterly interim financial statements, in each case prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby, including applicable comparison period, which, in the case of unaudited quarterly interim financial statements, will have been reviewed by the Company’s independent public accountants as provided in AS Section 4105, Reviews of Interim Financial Information); and (ii) such other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent (or the Financing Sources) to the extent that such information is (A) customarily included in Offering Documents or (B) is necessary to receive from the Company’s independent public accountants (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum) customary “comfort” (including negative assurance and customary change period comfort), in each case of clauses (i) and (ii), assuming that such offering were consummated at the same time during the Company’s fiscal year as such offering will be made. Notwithstanding anything to the contrary in this definition, Required Financial Information shall not include any Excluded Information.

(ii)“Compliant” means, with respect to the Required Financial Information, that (i) such Required Financial Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financial Information not misleading under the circumstances under which it was made available, (ii) such Required Financial Information complies in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of equity securities or non-convertible debt securities on Form S-1 that would be applicable to such Required Financial Information, (iii) no independent auditor shall have withdrawn any audit opinion with respect to any financial statements contained in the Required Financial Information and (iv) the financial statements and other financial information included in such Required Financial Information would not be deemed stale or otherwise be unusable under the requirements of Regulation S-X under the

Securities Act for a registered public offering of equity securities or non-convertible debt securities on Form S-1 and are sufficient to permit the Company’s independent accountants to issue a customary “comfort” letter to the Financing Sources to the extent required as part of a Financing, including as to customary negative assurances and change period, in order to consummate any equity offering or offering of debt securities on any day on or prior to the Closing Date.

(iii)“Excluded Information” means (i) any description of post-Closing capital structure, including descriptions of indebtedness or equity or ownership of Parent or any of its Affiliates (including the Company and its Subsidiaries on or after the Closing Date), (ii) any description of the Debt Financing (including any such descriptions to be included in liquidity and capital resources disclosure and any “description of notes” or “plan of distribution”) or any information customarily provided by a lead arranger, underwriter or initial purchaser in a customary information memorandum or offering memorandum for a secured bank financing or high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution, (iii) any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments related to the Transactions or any pro forma or projected information or pro forma financial statements, it being understood that Parent, and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of the pro forma financial statements and other pro forma information, including any pro forma adjustments, (iv) risk factors relating to, or any description of, all or any component of the Debt Financing or any related financing contemplated thereby, (v) “segment reporting” (to the extent not required in SEC filings) and financial statements and data that would be required by Rule 3-05, 3-09, 3-10, 3-16, 13-01 or 13-02 of Regulation S-X under the Securities Act (in each case, unless previously filed by the Company with the SEC), (vi) information regarding officers or directors prior to consummation of the Mergers (except information of any of such persons who will remain officers, directors or managers after consummation of the Mergers), executive compensation and related party disclosure (unless the Company or any of its Subsidiaries was party to any such related party transactions prior to consummation of the Mergers and such transactions will continue in place after consummation of the Mergers) or any Compensation Discussion and Analysis or information required by Item 402 of Regulation S-K under the Securities Act and any other information that would be required by Part III of Form 10-K, (vii) projections, or monthly financial statements that are not readily available to the Company without undue effort or expense and are not prepared in the ordinary course of its financial reporting practice and (viii) in addition, solely in the case of a Rule 144A financing, other information customarily excluded from a Rule 144A offering memorandum.

(iv)“Existing Company Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of March 20, 2020 (as amended by Amendment No. 1, dated as of March 8, 2021, Amendment No. 2, dated as of October 7, 2021, Amendment No. 3, dated as of December 9, 2022, Amendment No. 4, dated as of July 26, 2023 and Amendment No. 5, dated as of May 16, 2025), among the Company, certain Subsidiaries of the Company from time to time party thereto, as guarantors, the lenders and other parties from time to time party thereto and Bank of America, N.A., as administrative agent, as amended, supplemented, modified, restated, refinanced or replaced from time to time.

(v)“Indentures” means, collectively, (a) that certain indenture, dated as of March 15, 2021, among the Company, as issuer, the subsidiary guarantors party thereto, and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee (the “Trustee”), pursuant to which the Company’s 3.625% Senior Notes due 2029 (the “2029 Notes”) were issued, (b) that certain indenture, dated as of October 14, 2021, among the Company, as issuer, the subsidiary guarantors party thereto, and the Trustee, as trustee, pursuant to which the Company’s 4.125% Senior Notes due 2032 (the “2032 Notes”) were issued and (c) that certain indenture, dated as of September 25, 2025, among the Company, as issuer, the subsidiary guarantors party thereto, and the Trustee, as trustee, pursuant to which the Company’s 5.625% Senior Notes due 2034 (together with the 2029 Notes and the 2032 Notes, the “Senior Notes”) were issued, in each case, as amended, supplemented, modified, restated, refinanced or replaced from time to time.

(vi)“Offering Documents” means registration statements, prospectuses, private placement memoranda, offering memoranda, information memoranda, lender and investor presentations and any other marketing materials, offering documents and presentations, in each case issued by Parent or any of its Subsidiaries.

(h)Without limiting Parent’s rights to information and access as contemplated by Section 4.7, the parties acknowledge and agree that the provisions contained in this Section 4.17 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent and/or Titanium Merger Sub with respect to the transactions contemplated by this Agreement and the Commitment Letter, and no other provision of this Agreement (including the exhibits, annexes and schedules hereto) or the Commitment Letter or the definitive debt documents shall be deemed to expand or modify such obligations.

(i)Notwithstanding anything to the contrary in this Agreement, the conditions set forth in Section 5.2(a)(i), as they apply to the Company’s obligations under this Section 4.17, shall be deemed satisfied on the Closing Date unless (i) the Company has failed to satisfy its obligations in any material respect under this Section 4.17, (ii) Parent has provided notice to the Company of any such failure to comply in any material respect with this Section 4.17 in writing a reasonably sufficient period of time prior to the Closing Date to permit the Company a reasonable opportunity to cure such failure and (iii) the Company has failed to cure such failure within such reasonably sufficient period of time prior to the Closing Date.

4.18Transaction Litigation. The Company shall promptly notify Parent of any stockholder demands, litigations, arbitrations or other similar Action (including any derivative claim) against the Company or its directors, officers or employees relating to the Transactions (collectively, the “Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep Parent fully informed on a prompt basis regarding any Transaction Litigation and all material developments relating thereto. The Company shall give Parent the opportunity to participate in the defense or settlement of any Transaction Litigation and consult with Parent in connection with material strategic decisions relating to the defense or settlement of any such Action. Without limitation to Section 4.1, the Company agrees that it shall not settle or offer to settle any Transaction Litigation, without the prior written consent of Parent, not to be unreasonably withheld, conditioned or delayed.

4.19Section 16 Matters. The Company and Parent each shall take all such steps as may be necessary or appropriate to ensure that any dispositions of Company Shares (including derivative securities related to such stock) resulting from the Mergers by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Titanium Merger Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act.

4.20Consultation; Control of Operations. As promptly as practicable following the date hereof, each of Parent and the Company shall designate a lead individual to coordinate regular updates regarding the general status of the Company’s ongoing operations, in such form, at such intervals and addressing such matters as such individuals may agree in good faith. Subject to compliance with applicable Law, following such agreement, the Company shall confer with Parent at such agreed intervals and with respect to such agreed matters from such time until the Titanium Merger Effective Time; provided that any failure of the Company to comply with the obligations under this Section 4.20 shall not affect the condition set forth in Section 5.2(a)(i) or give rise to any right to terminate under Section 6.4(b), except for any such failure that constitutes a willful and material breach of this Agreement; provided, further, that nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Titanium Merger Effective Time. Prior to the Titanium Merger Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

4.21Further Assurances. At and after the Titanium Merger Effective Time, the officers and directors of the Titanium Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Titanium Merger Sub, any deeds, bills of sale, assignments or assurances and to take any other actions and do any other things, in the name and on behalf of the Company or Titanium Merger Sub, reasonably necessary to vest, perfect or confirm of record or otherwise in the Titanium Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Titanium Surviving Corporation as a result of, or in connection with, the Titanium Merger. At and after the Forward Merger Effective Time, the officers and directors of the Forward Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company, Titanium Merger Sub or the Titanium Surviving Corporation, any deeds, bills of sale, assignments or assurances and to take any other actions and do any other things, in the name and on behalf of the Company, Titanium Merger Sub or the Titanium Surviving Corporation, reasonably necessary to vest, perfect or confirm of record or otherwise in the Forward Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Titanium Surviving Corporation acquired or to be acquired by the Forward Surviving Company as a result of, or in connection with, the Forward Merger.

4.22Notices of Certain Events.

(a)Each of the Company and Parent shall promptly notify the other party of:

(i)any written notice or other written communication from any Person that credibly alleges that the consent of such Person is or may be required in connection with the Transactions;

(ii)any notice or other written communication from any governmental agency, body, authority or entity in connection with the Transactions; and

(iii)any actions, suits, claims, investigations or proceedings (A) commenced or (B) to the best of its knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the consummation of the Transactions;

provided, however, that no such notification (and no other notification required to be given under any other section of this Agreement) shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement; provided further, that, any failure of the Company to provide any such notification pursuant to this Section 4.22 shall not affect the condition set forth in Section 5.2(a)(i) or give rise to any right to terminate under Section 6.4(b), except for any such failure that constitutes a willful and material breach of this Agreement.

4.23Tax Matters.

(a)Cooperation. Parent, the Company and their Affiliates shall use their respective reasonable best efforts to cause the Mergers to qualify for the Intended Tax Treatment.

(b)Tax Opinions. Each of Parent and the Company shall use its reasonable best efforts and cooperate with one another to obtain (i) any opinion required by the SEC regarding the Intended Tax Treatment to be prepared and submitted in connection with the declaration of effectiveness of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act (the “SEC Tax Opinion”), such opinion to be prepared by Jones Day (or another nationally recognized law firm reasonably satisfactory to the Company and Parent (it being understood and agreed that Paul, Weiss, Rifkind, Wharton & Garrison LLP is such a law firm reasonably satisfactory to the Company and Parent)) and (ii) the Closing Tax Opinion. In connection with the foregoing, the officers of each of Parent, Titanium Merger Sub, Forward Merger Sub and the Company shall execute and deliver to the counsel delivering the SEC Tax Opinion or the Closing Tax Opinion, as applicable, a certificate containing customary representations and statements reasonably necessary or appropriate for such counsel to render such opinion, in form and substance reasonably acceptable to such counsel, dated as of the effective date of the Form S-4 for the SEC Tax Opinion or the Closing Date for the Closing Tax Opinion. Parent and the Company shall use reasonable best efforts to provide such other information as reasonably requested by the applicable counsel for purposes of rendering the SEC Tax Opinion or the Closing Tax Opinion, as applicable.

(c)Tax Treatment. The parties intend, for U.S. federal (and applicable state and local) income Tax purposes, that the Titanium Merger and Forward Merger, taken together, shall qualify for the Intended Tax Treatment. None of the parties or their respective Affiliates shall take or cause to be taken, or fail to take or cause to be failed to be taken, any action that would reasonably be expected to prevent or impede qualification of the Mergers, taken together, for such Intended Tax Treatment. Each party shall, and shall cause its Affiliates to, prepare and file all Tax Returns in a manner consistent with the Intended Tax Treatment and each party shall not, and shall cause its Affiliates not to, take any position that is inconsistent with the Intended Tax Treatment on any Tax Return, in any audit, examination or other proceeding relating to Taxes or otherwise, in all cases, unless otherwise required by a change in applicable Tax Law after the date hereof or a “determination” within the meaning of Section 1313(a) of the Code. The parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder.

4.24Election to Parent’s Board of Directors. Prior to, and conditioned upon the occurrence of, the Titanium Merger Effective Time, Parent will increase the size of its board of directors in order to cause one (1) current member of the Company’s Board, identified by the Company between the date hereof and the Closing Date following prior consultation with Parent and subject to Parent’s mutual agreement, to be appointed to Parent’s Board as of the Titanium Merger Effective Time and will use its reasonable best efforts to cause such individual to be elected to the board of directors of Parent in accordance with Parent’s certificate of incorporation or bylaws or other governing documents at the first annual meeting of the Parent’s stockholders at which such director is eligible for election with a proxy mailing date after the Titanium Merger Effective Time.

ARTICLE V

Conditions

5.1Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligation of each party to effect the Mergers is subject to the satisfaction or waiver at or prior to the Titanium Merger Effective Time of each of the following conditions:

(a)Stockholder Approval. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained;

(b)Listing. The Parent Shares issuable as Stock Consideration shall have been approved for listing on NYSE, subject to official notice of issuance;

(c)Governmental Approvals. (i) Any waiting period (including any extension thereof and any timing agreement entered into with a Governmental Entity to delay or not to consummate the transactions entered in connection therewith) applicable to the consummation of the Mergers under the HSR Act shall have expired or been earlier terminated; and (ii) any consents, registrations, approvals, permits and authorizations set forth on Section 5.1(c) of the Company Disclosure Letter shall have been obtained;

(d)No Injunctions or Restraints; Illegality. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that shall be in effect that restrains, enjoins or otherwise prohibits consummation of the Mergers (collectively, an “Order”); and

(e)Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no Action for that purpose shall have been initiated or threatened by the SEC.

5.2Additional Conditions to the Obligations of Parent, Titanium Merger Sub and Forward Merger Sub. The obligations of Parent, Titanium Merger Sub and Forward Merger Sub to effect the Mergers are subject to the satisfaction or waiver at or prior to the Titanium Merger Effective Time of each of the following further conditions:

(a)

(i)The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it as of or prior to the Closing Date;

(ii)(A) the representations and warranties of the Company set forth in Section 3.1(f)(i)(B) (Absence of Certain Changes) shall be true and correct in all respects at and as of the date of this Agreement and at and as the Closing Date as though made at and as of the Closing Date, (B) the representations and warranties of the Company set forth in Section 3.1(b)(i) and Section 3.1(b)(iii) (Capital Structure) shall be true and correct at and as of the date of this Agreement and the Closing Date as though made at and as of the Closing Date except for De Minimis Inaccuracies, (C) the representations and warranties of the Company set forth in Section 3.1(a) (Organization, Good Standing and Qualification), Section 3.1(b) (Capital Structure) (other than Section 3.1(b)(i) and Section 3.1(b)(iii) thereof), Section 3.1(c) (Corporate Authority and Approval) and Section 3.1(s) (Brokers and Finders) shall be true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Company Material Adverse Effect”) in all material respects at and as of the date of this Agreement and the Closing Date as though made at and as of the Closing Date and (D) any of the other representations and warranties of the Company set forth in this Agreement (other than those listed in the preceding clauses (A), (B) and (C)) shall be true and correct at and as of the date of this Agreement and the Closing Date as though made at and as of the Closing Date, except where the failure to be so true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Company Material Adverse Effect”) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, however, that, with respect to clauses (A), (B), (C) and (D) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (A), (B), (C) or (D), as applicable) only as of such date or period. For purposes of this Agreement, “De Minimis Inaccuracies” means any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company or Parent, as the case may be; and

(iii)No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(b)Parent shall have received a certificate of the Company, executed on its behalf by an authorized officer of the Company, dated the Closing Date, certifying that the conditions set forth in Section 5.2(a)(i), Section 5.2(a)(ii) and Section 5.2(a)(iii) have been satisfied.

5.3Additional Conditions to the Obligations of the Company. The obligations of the Company to effect the Mergers are subject to the satisfaction or waiver at or prior to the Titanium Merger Effective Time of each of the following further conditions:

(a)

(i)Parent shall have performed in all material respects all of its obligations hereunder required to be performed by it as of or prior to the Closing Date;

(ii)(A) the representations and warranties of Parent, Titanium Merger Sub and Forward Merger Sub set forth in Section 3.2(f)(i)(B) (Absence of Certain Changes) shall be true and correct in all respects at and as of the date of this Agreement and at and as the Closing Date as though made at and as of the Closing Date, (B) the representations and warranties of Parent, Titanium Merger Sub and Forward Merger Sub set forth in Section 3.2(b)(i) and Section 3.2(b)(iv) (Capital Structure) shall be true and correct at and as of the date of this Agreement and the Closing Date as though made at and as of the Closing Date except for De Minimis Inaccuracies, (C) the representations and warranties of Parent, Titanium Merger Sub and Forward Merger Sub set forth in Section 3.2(a) (Organization, Good Standing and Qualification), Section 3.2(b) (Capital Structure) (other than Section 3.2(b)(i) and Section 3.2(b)(iv) thereof), Section 3.2(c) (Corporate Authority and Approval) and Section 3.2(n) (Brokers and Finders) shall be true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Parent Material Adverse Effect”) in all material respects at and as of the date of this Agreement and the Closing Date as though made at and as of the Closing Date and (D) any of the other representations and warranties of Parent set forth in this Agreement (other than those listed in the preceding clauses (A), (B) and (C)) shall be true and correct at and as of the date of this Agreement and the Closing Date as though made at and as of the Closing Date, except where the failure to be so true and correct (disregarding all qualifications or limitations as to “material”, “materiality” or “Parent Material Adverse Effect”) would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; provided, however, that, with respect to clauses (A), (B), (C) and (D) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (A), (B), (C) or (D), as applicable) only as of such date or period; and

(iii)No Parent Material Adverse Effect shall have occurred since the date of this Agreement.

(b)The Company shall have received a certificate of Parent, executed on its behalf by an authorized officer of Parent, dated the Closing Date, certifying that the conditions set forth in Section 5.3(a)(i), Section 5.3(a)(ii) and Section 5.3(a)(iii) have been satisfied.

(c)The Company shall have received an opinion of Jones Day (or another nationally recognized law firm reasonably satisfactory to the Company and Parent (it being understood and agreed that Paul, Weiss, Rifkind, Wharton & Garrison LLP is such a law firm reasonably satisfactory to the Company and Parent)) to the effect that for U.S. federal income Tax purposes, the Mergers, when taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code (the “Closing Tax Opinion”).

ARTICLE VI

Termination

6.1Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Titanium Merger Effective Time by mutual written consent of the Company and Parent by action of their respective boards of directors.

6.2Termination by Either Parent or the Company. This Agreement may be terminated at any time prior to the Titanium Merger Effective Time by either Parent or the Company if:

(a)the Titanium Merger has not been consummated by January 17, 2027 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 6.2(a) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Titanium Merger to occur by such date;

(b)the Parent Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Parent Stockholder Meeting duly convened (or any adjournment or postponement thereof);

(c)the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Stockholder Meeting duly convened (or any adjournment or postponement thereof); or

(d)a permanent injunction or other Order which is final and non-appealable shall have been issued preventing or prohibiting consummation of the Mergers; provided, that the right to terminate this Agreement pursuant to this Section 6.2(d) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in or materially contributed to, such Action or event.

6.3Termination by the Company. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Titanium Merger Effective Time by the Company if:

(a)at any time prior to the receipt of the Parent Stockholder Approval, (i) (A) the Parent Board shall have made a Parent Adverse Recommendation Change or (B) the Parent Board shall have made a Parent Intervening Event Recommendation Change or (ii) Parent or any of its Representatives (acting on behalf of Parent) materially breaches its obligations under Section 4.4 and, in the case of this clause (ii), such breach is not curable or, if curable is not cured prior to the earlier of (A) the fifth business day after written notice thereof is given by the Company to Parent and (B) the date that is three business days prior to the Outside Date; or

(b)there has been a breach or inaccuracy of any representation, warranty, covenant or agreement made by Parent, Titanium Merger Sub or Forward Merger Sub in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, such that (i) such breach or inaccuracy or failure to be true would result in the failure to satisfy one or more of the conditions set forth in Sections 5.3(a)(i) or 5.3(a)(ii) and (ii) such breach or inaccuracy or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by the Company to Parent or (y) the Outside Date (provided that the Company is not then in breach of any representation, warranty, covenant or agreement under this Agreement such that Parent would have the right to terminate this Agreement under Section 6.4(b)).

6.4Termination by Parent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Titanium Merger Effective Time by Parent if:

(a)at any time prior to the receipt of the Company Stockholder Approval, (i) (A) the Company Board shall have made a Company Adverse Recommendation Change or (B) the Company Board shall have made a Company Intervening Event Recommendation Change or (ii) the Company or any of its Representatives (acting on behalf of the Company) materially breaches its obligations under Section 4.3 and, in the case of this clause (ii), such breach is not curable or, if curable is not cured prior to the earlier of (A) the fifth business day after written notice thereof is given by Parent to the Company and (B) the date that is three business days prior to the Outside Date; or

(b)there has been a breach or inaccuracy of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation or warranty shall have become untrue or inaccurate after the date of this Agreement, such that (i) such breach or inaccuracy or failure to be true would result in the failure to satisfy one or more of the conditions set forth in Sections 5.2(a)(i) or 5.2(a)(ii) and (ii) such breach or inaccuracy or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by Parent to the Company or (y) the Outside Date (provided that Parent, Titanium Merger Sub or Forward Merger Sub is not then in breach of any representation, warranty, covenant or agreement under this Agreement such that the Company would have the right to terminate this Agreement under Section 6.3(b)).

6.5Effect of Termination and Abandonment.

(a)In the event of termination of this Agreement and the abandonment of the Mergers pursuant to Section 6.1, Section 6.2, Section 6.3 or Section 6.4, this Agreement shall become void and of no effect with no liability to any Person on the part of any party (or of any of its Representatives or Affiliates); provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any party of any liability or damages to the other party, which the parties acknowledge and agree shall include any damages incurred by the Company’s stockholders, resulting from fraud or any willful and material breach of this Agreement and (ii) the provisions set forth in Section 4.12 (Expenses), the last sentence of Section 4.17(d) (Financing Provisions), this Section 6.5, Article VII and the Confidentiality Agreement shall survive the termination of this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken or inaction by the breaching party with the knowledge that the taking of such act or inaction would, or would reasonably be expected to, constitute or cause a breach of this Agreement. The parties acknowledge and agree that the failure of the parties to consummate the Closing when required to do so by this Agreement at the time contemplated by Section 1.3, as the case may be, shall be deemed to be a willful and material breach of this Agreement. Nothing shall impair the rights of the parties to obtain the relief set forth in Section 7.6 prior to any termination of this Agreement.

(b)If this Agreement is terminated (i) by Parent pursuant to the provisions of Section 6.4(a)(i)(A) or Section 6.4(a)(ii), or if this Agreement is terminated by the Company or Parent pursuant to Section 6.2(c) at a time when this Agreement was terminable by Parent pursuant to Section 6.4(a)(i)(A) or Section 6.4(a)(ii); (ii) by either Parent or the Company pursuant to the provisions of Section 6.2(a) and, at the time of such termination, Parent would have been permitted to terminate this Agreement pursuant to Section 6.4(a)(i)(A) or Section 6.4(a)(ii); or (iii) (A) by Parent or the Company pursuant to Section 6.2(c) (other than in the circumstances contemplated by clause (i) of this Section 6.5(b)), (B) by either Parent or the Company pursuant to the provisions of Section 6.2(a) and the Company Stockholder Approval shall not theretofore have been obtained, (C) by Parent pursuant to the provisions of Section 6.4(b) in respect of a (1) breach of the Company’s obligations under Section 4.3 (and the Company Stockholder Approval shall not theretofore have been obtained) or (2) a breach of any other covenant or agreement of this Agreement or (D) by Parent pursuant to the provisions of Section 6.4(a)(i)(B) (and the Company Stockholder Approval shall not theretofore have been obtained) and, in the case of this clause (iii), (x) solely in respect of a termination by the Company pursuant to the provisions of Section 6.2(a), Parent would have been entitled to terminate this Agreement pursuant to Section 6.2(a) or Section 6.4(b) in respect of a (1) breach of the Company’s obligations under Section 4.3 (and the Company Stockholder Approval shall not theretofore have been obtained) at the time of such termination or (2) a breach of any other covenant or agreement of this Agreement at the time of such termination, (y) solely in respect of a termination contemplated by clause (A), (B) and (C), on or after the date of this Agreement and prior to the Company Stockholder Meeting (in the case of termination contemplated by clause (A)) or such termination (in the case of termination contemplated by clause (B) or (C)) a Company Acquisition Proposal shall have been publicly announced (and not publicly withdrawn) and (z) at any time on or prior to the twelve (12) month anniversary of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Company Acquisition Proposal or the transactions contemplated by any Company Acquisition Proposal are consummated (provided that solely for purposes of this clause, “50%” shall be substituted for “20%” in the definition of Company Acquisition Proposal) then, in the case of each of (i), (ii) and (iii), the Company shall pay Parent the Company Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds (1) in the case of clause (i) of this Section 6.5(b), within two (2) business days after such termination, (2) in the case of clause (ii) of this Section 6.5(b), within two (2) business days after such termination and (3) in the case of clause (iii) of this Section 6.5(b), upon the earlier of entering into such definitive agreement with respect to a Company Acquisition Proposal or the consummation of the transactions contemplated by a Company Acquisition Proposal. “Company Termination Fee” shall mean a cash amount equal to $600,000,000. Each of the parties acknowledges that the Company Termination Fee is not a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Company Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to the Company Termination Fee on more than one occasion.

(c)If this Agreement is terminated (i) by the Company pursuant to the provisions of Section 6.3(a)(i)(A) or Section 6.3(a)(ii), or if this Agreement is terminated by the Company or Parent pursuant to Section 6.2(b) at a time when this Agreement was terminable by the Company pursuant to Section 6.3(a)(i)(A) or Section 6.3(a)(ii); (ii) by either Parent or the Company pursuant to the provisions of Section 6.2(a) and, at the time of such termination, the Company would have been permitted to terminate this Agreement pursuant to Section 6.3(a)(i)(A) or (ii); or (iii) (A) by Parent or the Company pursuant to Section 6.2(b) (other than in the circumstances contemplated by clause (i) of this Section 6.5(c)), (B) by either Parent or the Company pursuant to the provisions of Section 6.2(a) and the Parent Stockholder Approval shall not theretofore have been obtained, (C) by the Company pursuant to the provisions of Section 6.3(b) in respect of a (1) breach of Parent’s obligations under Section 4.4 (and the Parent Stockholder Approval shall not theretofore have been obtained) or (2) any other covenant or agreement of this Agreement (and the Parent Stockholder Approval shall not theretofore have been obtained) or (D) by the Company pursuant to the provisions of Section 6.3(a)(i)(B) (and the Parent Stockholder Approval shall not theretofore have been obtained) and, in the case of this clause (iii), (x) solely in respect of a termination by Parent pursuant to the provisions of Section 6.2(a), the Company would have been entitled to terminate this Agreement pursuant to Section 6.2(a) or Section 6.3(b) in respect of a (1) breach of Parent’s obligations under Section 4.4 (and the Parent Stockholder Approval shall not theretofore have been obtained) at the time of such termination or (2) any other covenant or agreement of this Agreement at the time of such termination, (y) solely in respect of a termination contemplated by clause (A), (B) and (C), on or after the date of this Agreement and prior to the Parent Stockholder Meeting (in the case of termination contemplated by clause (A)) or such termination (in the case of termination contemplated by clause (B) or (C)) a Parent Acquisition Proposal shall have been publicly announced (and not publicly withdrawn) and (z) at any time on or prior to the twelve (12) month anniversary of such termination Parent or any of its Subsidiaries enters into a definitive agreement with respect to any Parent Acquisition Proposal or the transactions contemplated by any Parent Acquisition Proposal are consummated (provided that solely for purposes of this clause, “50%” shall be substituted for “20%” in the definition of Parent Acquisition Proposal) then, in the case of each of (i), (ii) and (iii) Parent shall pay the Parent Termination Fee, by wire transfer (to an account designated by the Company) in immediately available funds (1) in the case of clause (i) of this Section 6.5(c), within two (2) business days after such termination, (2) in the case of clause (ii) of this Section 6.5(c), within two (2) business days after such termination and (3) in the case of clause (iii) of this Section 6.5(c), upon the earlier of entering into such definitive agreement with respect to a Parent Acquisition Proposal or the consummation of the transactions contemplated by a Parent Acquisition Proposal. “Parent Termination Fee” shall mean a cash amount equal to $600,000,000. Each of the parties acknowledges that the Parent Termination Fee is not a penalty, but rather are liquidated damages in a reasonable amount that will compensate the

Company in the circumstances in which such Parent Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. In no event shall the Company be entitled to the Parent Termination Fee on more than one occasion.

(d)Each of the Company and Parent acknowledges that the agreements contained in Section 6.5(b) and Section 6.5(c) are an integral part of the Transactions, and that, without these agreements, the Company, Parent, Titanium Merger Sub and Forward Merger Sub would not enter into this Agreement. Accordingly, if the Company or Parent fails to pay in a timely manner any amount due pursuant to Section 6.5(b) or Section 6.5(c), as applicable, then (i) the Company or Parent, as applicable, shall reimburse the other for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount and (ii) the Company or Parent, as applicable, shall pay to the other interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

(e)Notwithstanding anything to the contrary in this Agreement, in the event that the Parent Termination Fee or the Company Termination Fee is payable and actually paid to Parent or the Company in accordance with this Article VI, payment of such Parent Termination Fee or Company Termination Fee, as applicable, shall be the sole and exclusive remedy of the non-terminating party and its respective Affiliates against the other party or such other party’s stockholders, directors, officers, Affiliates and other representatives, for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the Transactions, except in the case of fraud or any willful and material breach of this Agreement by such other party.

ARTICLE VII

Miscellaneous

7.1Survival. This Article VII and the agreements of the Company, Parent and Titanium Merger Sub and Forward Merger Sub contained in Article II and Sections 4.11 (Employee Benefits), 4.12 (Expenses) and 4.13 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Mergers. This Article VII and the agreements of the Company, Parent, Titanium Merger Sub and Forward Merger Sub contained in Sections 4.12 (Expenses), 4.17 (Financing Provisions) and 6.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Mergers or the termination of this Agreement.

7.2Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Titanium Merger Effective Time, the parties may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided that this proviso, Section 6.5(c), Section 7.5(c), the second sentence of Section 7.9 and Section 7.16 shall not be modified, waived or amended without the consent of the Financing Sources party to the Commitment Letter.

7.3Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Mergers are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws. Any such waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

7.4Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature.

7.5GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a)THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAWS RULES THEREOF. Each of the parties (i) irrevocably consents to the service of the summons and complaint and any other process in any Action or proceeding relating to the Transactions, on behalf of itself or its property, in accordance with Section 7.7 or in such other manner as may be permitted by Law, of copies of such process to such party, and nothing in this Section 7.5 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) irrevocably and unconditionally consents and submits itself and its property in any Action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if unavailable, the federal or state courts in the State of Delaware, in connection with any dispute arising out of, in connection with or relating to this Agreement or the Transactions, or for recognition and enforcement of any judgment in respect thereof, (iii) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (iv) agrees that any Actions or proceedings arising out of, in connection with or relating to this Agreement or the Transactions shall be brought, tried and determined only in the Delaware Court of Chancery or, if (and only if) such court lacks subject matter jurisdiction, any federal or state court in the State of Delaware, (v) waives any objection that it may now or hereafter have to the venue of any such Action or proceeding in any such court or that such Action or proceeding was brought in an inconvenient forum and agrees not to plead or claim the same and (vi) agrees that it shall not bring any Action arising out of, in connection with or relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of Parent, Titanium Merger Sub and Forward Merger Sub and the Company agrees that a final, non-appealable judgment in any Action or proceeding in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5(b).

(c)Notwithstanding anything herein to the contrary, each of the parties expressly agree (i) that it will not bring or support any Action, whether in law or in equity, whether in contract or in tort or otherwise, against the financial institutions that have committed to provide or arrange or otherwise entered into agreements in connection with any Financing (including the Debt Financing) and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates involved in any such financing, and their Affiliates’ respective officers, directors, managers, controlling Persons, employees, agents and representatives involved in any such financing and their respective successors and assigns (in each case, excluding Parent and its Affiliates and Subsidiaries, collectively, the “Financing Sources”) arising out of, or relating to, this Agreement, the Commitment Letter, any definitive documentation related to the Financing (including the Debt Financing), the performance thereof or the transactions contemplated hereby or thereby, in each case, in any forum other than any state or federal court sitting in the Borough of Manhattan in the State of New York and any appellate court thereof, (ii) that it irrevocably submits itself and its property with respect to any such Action, suit or proceeding to the exclusive jurisdiction of such court, (iii) that it irrevocably waived, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action, suit or proceeding in any such court, (iv) to waive and hereby waives to the fullest extent permitted by applicable law any right or claim to trial by jury in respect of any such Action and (v) that any such Action shall be governed by, and construed in accordance with, the Laws of the state of New York, without regard to the Laws that might otherwise govern under applicable principles of conflicts of law thereof.

7.6Specific Performance. The parties acknowledge and agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or in the event of any actual or threatened breach of this Agreement, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, except where this Agreement is validly terminated in accordance with Article VI, the parties (on behalf of themselves and the third-party beneficiaries of this Agreement provided in Section 7.9) shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof and any other agreement or instrument executed in connection herewith. The parties hereby further acknowledge and agree that such relief shall include (x) the right of the Company to cause Parent, Titanium Merger Sub and Forward Merger Sub to consummate the Transactions, in each case, if each of the conditions set forth in Section 5.1 and Section 5.2 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) and (y) the right of Parent, Titanium Merger Sub and Forward Merger Sub to cause the Company to consummate the Transactions if each of the conditions set forth in Section 5.1 and Section 5.3 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing). The parties further agree that (a) by seeking the remedies provided for in this Section 7.6, a party shall not in any respect waive its right to seek any other form of relief, at law or in equity, that may be available to a party under this Agreement, including monetary damages in the event that this Agreement is terminated or in the event that the remedies provided for in this Section 7.6 are not available or otherwise are not granted and (b) nothing contained in this Section 7.6 shall require any party to institute any Action or proceeding for (or limit any party’s right to institute any Action or proceeding for) specific performance under this Section 7.6 before exercising any termination right under Article VI (and pursuing damages after such termination), nor shall the commencement of any Action or proceeding pursuant to this Section 7.6 or anything contained in this Section 7.6 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VI or pursue any other remedies under this Agreement that may be available then or thereafter. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and/or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Each of the parties hereby acknowledges and agrees (i) that it hereby irrevocably waives any requirement for the security or posting of any bond in connection with such relief and (ii) that the prevailing party in any such Action or proceeding shall be entitled to reimbursement of all costs and expenses associated with seeking such relief, including all attorneys’ fees. If on the date of any termination of this Agreement, there is a pending Action that has been brought by a party seeking the remedies provided for in this Section 7.6, then, without further action, such termination date shall be automatically extended until the date that is five (5) business days after the dismissal, settlement or entry of final order with respect to such Action.

7.7Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or email:

If to Parent, Titanium Merger Sub or Forward Merger Sub:

QXO, Inc.
Five American Lane
Greenwich, CT 06831
Attention:  Chris Signorello, Chief Legal Officer
Email:  Chris.Signorello@qxo.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention:  Scott A. Barshay

Nickolas Bogdanovich
Stan Richards

Email:  sbarshay@paulweiss.com

nbogdanovich@paulweiss.com
srichards@paulweiss.com

If to the Company:

TopBuild Corp.
475 North Williamson Boulevard
Daytona Beach, Florida 32114
Attention: General Counsel
Email: general.counsel@topbuild.com

with a copy to:

Jones Day
250 Vesey Street
New York, NY 10281
Attn.:  Robert A. Profusek

Benjamin L. Stulberg
Jared P. Hasson

Email:  raprofusek@jonesday.com

blstulberg@jonesday.com
jhasson@jonesday.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile or email (provided that, if given by facsimile or email, such notice, request, instruction or other document shall be followed up within one (1) business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

7.8Entire Agreement. This Agreement (including the annexes hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that the Company Disclosure Letter and the Parent Disclosure Letter are not incorporated by reference into, and shall not be deemed to constitute a part of, this Agreement or the “agreement of merger” for purposes of Section 251 of the DGCL, but shall have the effects provided in this Agreement.

7.9No Third-Party Beneficiaries. Except (a) as provided in Section 4.13 (Indemnification; Directors’ and Officers’ Insurance), (b) following the Titanium Merger Effective Time, the right of former stockholders of the Company to obtain the Per Share Merger Consideration to which they are entitled under the provisions of Article II and (c) for the right of the Company, on behalf of its stockholders, to pursue damages in the event of Parent’s, Titanium Merger Sub’s and/or Forward Merger Sub’s breach of this Agreement, which right is hereby expressly acknowledged and agreed by Parent, Titanium Merger Sub and Forward Merger Sub, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. Notwithstanding anything to the contrary set forth in this Section 7.9, the Financing Sources are hereby made third-party beneficiaries, and may enforce, this second sentence of this Section 7.9, Section 6.5(c), Section 7.2, Section 7.5(c) and Section 7.16. The third-party beneficiary rights referenced in clause (c) of the second preceding sentence may be exercised only by the Company (on behalf of its stockholders as their agent) through actions expressly approved by the Company Board, and no stockholder of the Company whether purporting to act in its capacity as a stockholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties.

7.10Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Titanium Merger Effective Time, on the part of the Forward Surviving Company to cause such Subsidiary to take such action.

7.11Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such similar Taxes imposed with respect to the Mergers shall be paid by Parent, Titanium Merger Sub and Forward Merger Sub when due.

7.12Definitions. Each of the terms set forth in Annex C is defined in the Section of this Agreement set forth opposite such term.

7.13Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares any provision of this Agreement, or the application thereof to any Person or any circumstance, invalid or unenforceable, (a) the parties will negotiate in good faith in order to substitute a suitable and equitable provision therefor in order to carry out as closely as possible, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

7.14Interpretation; Construction.

(a)The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Annex or the respective Disclosure Letter, such reference shall be to a Section of, Annex to or respective Disclosure Letter to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning as the word “shall.” The term “or” is not exclusive. The term “Transactions”, for purposes of the Company’s representations and warranties contained in Article III and the Company’s obligations in Section 4.7, shall not include any Financing.

(b)The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c)Each party has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

(d)The words “provided to”, “delivered” or “made available” and words of similar import refer to documents which were posted to the data site maintained by the disclosing party or its representatives in connection with the Transactions at least twenty-four (24) hours prior to the date hereof (provided that, the other party had access to such documents in such data site and such documents were not removed from such data site prior to the execution hereof) and, for the avoidance of doubt, includes any documents filed or furnished by the disclosing party or its Subsidiaries with the SEC and publicly available on the SEC’s Electronic Data Gathering and Retrieval system as an exhibit after January 1, 2023 and prior to the date that was three (3) calendar days prior to the execution of this Agreement.

7.15Assignment. This Agreement shall not be assignable or delegatable by operation of law or otherwise by any of the parties without the prior written consent of the other parties; provided that Parent may designate, by written notice to the Company, another wholly owned direct or indirect subsidiary in lieu of Titanium Merger Sub or Forward Merger Sub, in which event all references herein to Titanium Merger Sub or Forward Merger Sub, as applicable, shall be deemed references to such other subsidiary, except that all (a) representations and warranties made in this Agreement with respect to Titanium Merger Sub or Forward Merger Sub, as applicable, as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation and (b) covenants and agreements made in this Agreement with respect to Titanium Merger Sub or Forward Merger Sub, as applicable, as of the date of this Agreement shall be deemed covenants and agreements made by such other subsidiary as of the date of such designation; provided further that no such designation shall (i) impede or otherwise delay the consummation of the Transactions or (ii) prevent the Integrated Transaction from qualifying for the Intended Tax Treatment. Any purported assignment in violation of this Agreement is void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

7.16Waiver of Claims Against Financing Sources. None of the Financing Sources shall have any liability to the Company, its Subsidiaries or its Affiliates arising out of, or relating to, this Agreement, the Commitment Letter, any definitive documentation related to the Financing (including the Debt Financing), the performance thereof or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise, and neither the Company nor any of its Subsidiaries or Affiliates will have any rights or claims against any Financing Sources under, arising out of, or relating to, this Agreement, the Commitment Letter, any definitive documentation related to the Financing (including the Debt Financing), the performance thereof or the transactions contemplated hereby or thereby. Notwithstanding anything herein to the contrary, in no event shall the Company, its Subsidiaries or its Affiliates be entitled to seek the remedy of specific performance of this Agreement against any of the Financing Sources. Notwithstanding the foregoing, nothing in this Section 7.16 shall in any way limit or modify the rights and obligations of Parent and its Subsidiaries and Affiliates (which shall exclude, prior to the Closing, the Company and its Subsidiaries and shall include, from and after the Closing, the Company and its Subsidiaries) under this Agreement or any of the obligations of the Financing Sources who are party to the Commitment Letter to QXOBP under the Commitment Letter.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties as of the date first written above.

QXO, INC.

By:	/s/ Christopher Signorello
Name: Christopher Signorello
Title: Chief Legal Officer

TITANIUM MERGERCO, INC.

By:	/s/ Christopher Signorello
Name: Christopher Signorello
Title: Secretary

TITANIUM MERGERCO 2, LLC

By:	/s/ Christopher Signorello
Name: Christopher Signorello
Title: Secretary

TOPBUILD CORP.

By:	/s/ Luis Machado
Name: Luis Machado
Title: Vice President, General Counsel and Corporate Secretary

[Signature Page to Merger Agreement]

ANNEX A

FORM OF SUPPORT AGREEMENT

A-1

ANNEX B

FORM OF CERTIFICATE OF INCORPORATION OF TITANIUM MERGER SUB

B-1

ANNEX C

DEFINED TERMS

Term	Section
.pdf	7.4
2024 Parent Plan	3.2(b)(ii)
2029 Notes	4.17(g)(v)
2032 Notes	4.17(g)(v)
A&R 2015 Plan	3.1(b)(i)
Acceptable Confidentiality Agreement	4.3(b)
Adjusted PSU	2.3(d)
Adjusted RSU	2.3(c)
Action	3.1(g)(i)
Affiliate	3.1(a)
Agreement	Preamble
Anti-Bribery Laws	3.1(i)(ii)
Applicable Date	3.1
Bankruptcy and Equity Exception	3.1(c)
Benefit Plans	3.1(h)(i)
Book-Entry Company Shares	2.1(a)(i)
Book-Entry Parent Shares	2.1(b)(ii)(A)
business day	1.3
Bylaws	1.6
Cancelled Share	2.1(a)(i)
Cancelled Shares	2.1(a)(i)
Cash Consideration	2.1(a)(i)
Cash Election	2.1(b)(ii)(B)
Cash Election Shares	2.1(b)(ii)(B)
Cash Proration Fraction	2.1(b)(ii)(E)
Certificate	2.1(a)(i)
Charter	1.6
Closing	1.3
Closing Date	1.3
Closing Tax Opinion	5.3(c)
Code	Recitals
Commitment Letter	3.2(j)
Company	Preamble
Company 401(k) Plan	4.11(d)
Company Acquisition Proposal	4.3(e)
Company Adverse Recommendation Change	4.3(h)
Company Approvals	3.1(d)(i)
Company Board	Recitals
Company D&O	3.1(h)(viii)
Company Disclosure Letter	3.1
Company Employees	3.1(h)(i)

Term	Section
Company Equity Rights	3.1(b)(iii)
Company Financial Advisors	3.1(s)
Company Financial Statements	3.1(e)(ii)
Company Intervening Event	4.3(i)(iii)
Company Intervening Event Recommendation Change	4.3(i)(ii)
Company IT Systems	3.1(n)(iv)
Company Leased Real Property	3.1(q)(i)
Company Material Adverse Effect	3.1(a)
Company Material Contracts	3.1(p)(i)
Company Option	2.3(a)
Company Owned Real Property	3.1(q)(i)
Company Real Property Leases	3.1(q)(i)
Company Recommendation	4.5(g)
Company Reports	3.1(e)(i)
Company Request	4.3(c)
Company Restricted Stock Award	2.3(b)
Company Service Provider	3.1(h)(viii)
Company Shares	Recitals
Company Stockholder Approval	3.1(c)
Company Stockholder Meeting	4.5(g)
Company Superior Proposal	4.3(f)
Company Termination Fee	6.5(b)
Company Transfers	4.1(xiii)
Compliant	4.17(g)(ii)
Confidentiality Agreement	4.3(b)
Continuation Period	4.11(a)
Continuing Employees	4.11(a)
Contract	3.1(l)(iii)
control	3.1(a)
controlled by	3.1(a)
Controlled Group Liability	3.1(h)(v)
Convertible Perpetual Preferred Stock	3.2(b)(i)
Customer Contracts	3.1(p)(i)
D&O Insurance	4.13(c)
De Minimis Inaccuracies	5.2(a)(ii)
Debt Financing	3.2(j)
Debt Offer	4.17(c)(ii)
Debt Offers	4.17(c)(ii)
DGCL	Recitals
Dissenting Share	2.1(d)
Dissenting Stockholder	2.1(d)
DLLCA	Recitals
EDGAR	3.1(e)(i)
Effect	3.1(a)
Election Deadline	2.1(b)(ii)(C)

Term	Section
ELT Members	3.1(h)(xiii)
Environment	3.1(k)
Environmental Law	3.1(k)
ERISA	3.1(h)(i)
ERISA Affiliate	3.1(h)(vi)
Exchange Act	3.1(a)
Exchange Agent	2.1(b)(ii)(A)
Exchange Fund	2.1(b)(ii)(A)
Excluded Information	4.17(g)(iii)
Existing Company Credit Agreement	4.17(g)(iv)
Financing	4.17(a)
Financing Sources	7.5(c)
Form of Election	2.1(b)(ii)(C)
Form S-4	3.1(d)(i)
Former Property	3.1(k)
Forward Merger	Recitals
Forward Merger Certificate of Merger	1.4
Forward Merger Effective Time	1.4
Forward Merger Sub	Preamble
Forward Merger Sub Sole Member Approval	3.2(c)
Forward Surviving Company	1.2
GAAP	3.1(a)
Government Antitrust Entity	4.6(b)
Governmental Entity	2.2(b)
Hazardous Substance	3.1(k)
HSR Act	3.1(d)(i)
Indebtedness	4.1(vii)
Indemnified Parties	4.13(a)
Indemnified Party	4.13(a)
Indentures	4.17(g)(v)
Initial Election Determination	2.1(b)(iii)
Integrated Transaction	Recitals
Intellectual Property	3.1(n)(v)
Intended Tax Treatment	Recitals
Joint Proxy Statement/Prospectus	3.1(d)(i)
Knowledge	3.1(g)(iii)
Laws	3.1(i)(i)
Licenses	3.1(i)(i)
Lien	3.1(b)(ii)
Mailing Date	2.1(b)(ii)(C)
Major Customers	3.1(r)
Major Suppliers	3.1(r)
Material Intellectual Property	3.1(n)(i)
Maximum Cash Election Number	2.1(b)(i)
Maximum Stock Election Number	2.1(b)(i)

Term	Section
Merger Fractional Share Payout	2.5
Mergers	Recitals
Multiemployer Plans	3.1(h)(i)
Multiple Employer Plan	3.1(h)(vi)
No Election Shares	2.1(b)(ii)
NYSE	3.1(d)(i)
OFAC	3.1(i)(iii)
Offering Documents	4.17(g)(vi)
Option Conversion Amount	2.3(a)
Order	5.1(d)
Outside Date	6.2(a)
Parent	Preamble
Parent 401(k) Plan	4.11(d)
Parent Acquisition Proposal	4.4(e)
Parent Adverse Recommendation Change	4.4(h)
Parent Approvals	3.2(d)(i)
Parent Benefit Plans	4.11(a)
Parent Board	Recitals
Parent Disclosure Letter	3.2
Parent Equity Rights	3.2(b)(iv)
Parent Financial Statements	3.2(e)(ii)
Parent Intervening Event	4.4(i)(ii)
Parent Intervening Event Recommendation Change	4.4(i)(ii)
Parent Material Adverse Effect	3.2(a)
Parent Preferred Shares	3.2(b)(i)
Parent Recommendation	4.5(f)
Parent Reports	3.2(e)(i)
Parent Request	4.4(c)
Parent Share Issuance	Recitals
Parent Shares	Recitals
Parent Stockholder Approval	3.2(c)
Parent Stockholder Meeting	4.5(f)
Parent Superior Proposal	4.4(f)
Parent Termination Fee	6.5(c)
party	Preamble
parties	Preamble
Payoff Amount	4.17(c)(i)
PBGC	3.1(h)(iv)
Per Share Merger Consideration	2.1(a)(i)
Permitted Tax Liens	3.1(l)(iv)
Person	2.2(b)
Personal Data	3.1(n)(v)
PSU Award	2.3(d)
QXOBP	3.2(j)
Release	3.1(k)

Term	Section
Representatives	3.1(w)
Required Amount	3.2(j)
Required Financial Information	4.17(g)(i)
RSU Award	2.3(c)
SDN List	3.1(i)(iii)
SEC	2.3(e)
SEC Tax Opinion	4.23(b)
Securities Act	3.1(b)(ii)
Senior Notes	4.17(g)(v)
Series B Preferred Stock	3.2(b)(i)
Series C Preferred Stock	3.2(b)(i)
Significant Subsidiary	3.1(a)
Sole Equityholder Approvals	3.2(c)
Solvent	3.2(p)
SOX	3.1(e)(i)
Stock Consideration	2.1(a)(i)
Stock Election	2.1(b)(ii)(B)
Stock Election Shares	2.1(b)(ii)(B)
Stock Proration Fraction	2.1(b)(ii)(F)
Subsidiary	3.1(a)
Supplier Contracts	3.1(p)(i)
Takeover Statute	3.1(j)
Tax	3.1(l)(xi)
Tax Authority	3.1(l)(xi)
Tax Return	3.1(l)(xi)
Taxes	3.1(l)(xi)
Titanium Merger	Recitals
Titanium Merger Certificate of Merger	1.4
Titanium Merger Effective Time	1.4
Titanium Merger Sub	Preamble
Titanium Merger Sub Sole Stockholder Approval	3.2(c)
Titanium Surviving Corporation	1.1
Transaction Litigation	4.18
Transactions	Recitals
Treasury Regulations	Recitals
Trustee	4.17(g)(v)
under common control with	3.1(a)
VPO/Regional Managers	4.1(xiv)
willful and material breach	6.5(a)